Exhibit 99.1

        3rd Quarter 2015 • Report to Shareholders • Three and Nine months ended July 31, 2015

TD Bank Group Reports Third Quarter 2015 Results

The financial information in this document is reported in Canadian dollars, and is based on the Bank's unaudited Interim Consolidated Financial Statements and related Notes prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted.

The Bank implemented new and amended standards under IFRS, which required retrospective application, effective the first quarter of fiscal 2015 (2015 IFRS Standards and Amendments). As a result, certain comparative amounts have been restated where applicable. For more information refer to Note 2 of the Interim Consolidated Financial Statements in this document. The 2015 IFRS Standards and Amendments were not incorporated into the regulatory capital disclosures presented prior to the first quarter of 2015.

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of the Management’s Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

THIRD QUARTER FINANCIAL HIGHLIGHTS, compared with the third quarter a year ago:

•	Reported diluted earnings per share were $1.19, compared with $1.11.
•	Adjusted diluted earnings per share were $1.20 compared with $1.15.
•	Reported net income was $2,266 million, compared with $2,107 million.
•	Adjusted net income was $2,285 million, compared with $2,167 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, nine months ended July 31, 2015, compared with the corresponding period a year ago:

•	Reported diluted earnings per share were $3.25, compared with $3.22.
•	Adjusted diluted earnings per share were $3.47, compared with $3.29.
•	Reported net income was $6,185 million, compared with $6,137 million.
•	Adjusted net income was $6,577 million, compared with $6,265 million.

THIRD QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The third quarter reported earnings figures included the following items of note:

•	Amortization of intangibles of $62 million after tax (3 cents per share), compared with $60 million after tax (3 cents per share) in the third quarter a year ago.
•	Recovery of litigation losses of $24 million after tax (1 cent per share) related to certain litigation matters recognized as an item of note in prior quarters.
•	A gain of $19 million after tax (1 cent per share) due to the change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio, compared with a gain of $24 million after tax (1 cent per share) in the third quarter a year ago.

TORONTO, August 27, 2015 – TD Bank Group (“TD” or the “Bank”) today announced its financial results for the third quarter ended July 31, 2015. The Bank recorded adjusted earnings of $2.3 billion, an increase of 5% compared with the same quarter last year, reflecting strong contributions from the Canadian Retail and Wholesale Banking segments.

“TD's third quarter performance demonstrates the strength of our diversified business model,” said Bharat Masrani, Group President and Chief Executive Officer. “Our results were fueled by good organic growth, continued strong credit performance, favourable currency translation, and positive operating leverage.”

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 1

Canadian Retail
Canadian Retail delivered net income of $1.6 billion, an increase of 11% over the third quarter last year on a reported basis, and 8% over the third quarter last year on an adjusted basis. Earnings were primarily driven by good loan, deposit, and wealth asset volume growth and very strong insurance earnings.

“Our Canadian Retail businesses performed very well,” said Tim Hockey, Group Head, Canadian Banking and Wealth Management. “We are delighted that TD Canada Trust was recognized for the tenth consecutive year by J.D. Power for attaining ‘Highest in Customer Satisfaction Among the Big Five Retail Banks.’ Looking ahead, we will continue to focus on providing legendary customer experiences through all of our channels.”

U.S. Retail
U.S. Retail reported net income for the third quarter was US$543 million and adjusted net income was US$524 million. Excluding the Bank's investment in TD Ameritrade, the segment generated adjusted net income of US$450 million, in line with the third quarter last year. The results reflect strong loan and deposit growth, and disciplined expense management, partially offset by lower margins and normalizing credit losses.

TD Ameritrade contributed US$74 million in earnings, an increase of 7% compared with the third quarter last year.

“Our U.S. Retail business had a strong quarter, with very good volume growth and excellent expense management,” said Mike Pedersen, Group Head, U.S. Banking. “Our ongoing focus on customer experience, deepening relationships, and productivity positions us well going forward.”

Wholesale Banking
Wholesale Banking net income for the quarter was $239 million, an increase of 11% compared with the third quarter last year, driven by higher trading, mergers and acquisitions fees, and corporate lending revenue.

“Our results reflected strong trading, good debt capital market originations activity, and a growing U.S. loan portfolio,” said Bob Dorrance, Group Head, Wholesale Banking. “We remain focused on growing and strengthening client relationships and managing our risk.”

Capital
TD's Common Equity Tier 1 Capital ratio on a Basel III fully phased-in basis was 10.1%, compared with 9.9% last quarter.

Conclusion
“Our results this quarter reflect the growth engines, earnings power and resilience of our businesses against a challenging operating and economic backdrop,” said Masrani. “We remain relentlessly focused on delivering and pursuing growth opportunities, increasing our productivity, and adapting our organization for the future.”

The foregoing contains forward-looking statements. Please see the “Caution Regarding Forward-Looking Statements” on page 3.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 2

CONTENTS

1	THIRD QUARTER FINANCIAL HIGHLIGHTS and	52	Accounting Policies and Estimates
	ADJUSTMENTS (ITEMS OF NOTE)	53	Changes in Internal Control over Financial Reporting

	MANAGEMENT’S DISCUSSION AND ANALYSIS		INTERIM CONSOLIDATED FINANCIAL STATEMENTS
4	Financial Highlights	54	Interim Consolidated Balance Sheet
5	How We Performed	55	Interim Consolidated Statement of Income
9	Financial Results Overview	56	Interim Consolidated Statement of Comprehensive Income
14	How Our Businesses Performed	57	Interim Consolidated Statement of Changes in Equity
22	Balance Sheet Review	58	Interim Consolidated Statement of Cash Flows
23	Credit Portfolio Quality	59	Notes to Interim Consolidated Financial Statements
30	Capital Position
34	Managing Risk	98	SHAREHOLDER AND INVESTOR INFORMATION
49	Securitization and Off-Balance Sheet Arrangements
51	Quarterly Results

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management's Discussion and Analysis (“MD&A”) in the Bank's 2014 Annual Report under the heading “Economic Summary and Outlook”, for each business segment under headings “Business Outlook and Focus for 2015”, and in other statements regarding the Bank’s objectives and priorities for 2015 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may”, and “could”.

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; the ability of the Bank to execute on key priorities, including to successfully complete acquisitions and strategic plans and to attract, develop and retain key executives; disruptions in or attacks (including cyber attacks) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to current laws and regulations; the overall difficult litigation environment, including in the U.S.; increased competition, including through internet and mobile banking; changes to the Bank’s credit ratings; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; changes to accounting standards, policies and methods used by the Bank; existing and potential international debt crises; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the “Risk Factors and Management” section of the 2014 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any transactions or events discussed under the heading “Significant Events” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2014 MD&A under the headings “Economic Summary and Outlook”, and for each business segment, “Business Outlook and Focus for 2015”, each as updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

This MD&A is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group (“TD” or the “Bank”) for the three and nine months ended July 31, 2015, compared with the corresponding periods shown. This MD&A should be read in conjunction with the Bank’s unaudited Interim Consolidated Financial Statements and related Notes included in this Report to Shareholders and with the 2014 Consolidated Financial Statements and related Notes and 2014 Management's Discussion and Analysis (2014 MD&A). This MD&A is dated August 26, 2015. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s 2014 Consolidated Financial Statements and related Notes or Interim Consolidated Financial Statements and related Notes, prepared in accordance with IFRS as issued by the IASB. The Bank implemented new and amended standards under IFRS, which required retrospective application, effective the first quarter of fiscal 2015 (2015 IFRS Standards and Amendments). As a result, certain comparative amounts have been restated where applicable. For more information refer to Note 2 of the Interim Consolidated Financial Statements in this document. The 2015 IFRS Standards and Amendments were not incorporated into the regulatory capital disclosures presented prior to the first quarter of 2015. Additional information relating to the Bank, including the Bank’s 2014 Annual Information Form, is available on the Bank’s website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the SEC’s website at http://www.sec.gov (EDGAR filers section).

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	As at or for the three months ended			As at or for the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2015	2015	2014	2015	2014
Results of operations
Total revenue	$8,006	$7,759	$7,509	$23,379	$22,509
Provision for credit losses (PCL)	437	375	338	1,174	1,186
Insurance claims and related expenses	600	564	771	1,863	2,113
Non-interest expenses	4,292	4,705	4,040	13,162	12,165
Net income – reported	2,266	1,859	2,107	6,185	6,137
Net income – adjusted[1]	2,285	2,169	2,167	6,577	6,265
Return on common equity – reported	14.9%	12.8%	16.3%	14.2%	16.3%
Return on common equity – adjusted[2]	15.0	15.0	16.8	15.1	16.6
Financial position
Total assets	$1,099,202	$1,030,954	$939,680	$1,099,202	$939,680
Total equity	65,965	61,597	54,755	65,965	54,755
Total Common Equity Tier 1 (CET1) Capital
risk-weighted assets (RWA)[3,4]	369,495	343,596	316,716	369,495	316,716
Financial ratios
Efficiency ratio – reported	53.6%	60.6%	53.8%	56.3%	54.0%
Efficiency ratio – adjusted[1]	53.4	54.8	52.3	54.0	52.5
Common Equity Tier 1 Capital ratio[3]	10.1	9.9	9.3	10.1	9.3
Tier 1 Capital ratio[3]	11.5	11.5	11.0	11.5	11.0
Provision for credit losses as a % of net average
loans and acceptances[5]	0.33	0.32	0.28	0.31	0.34
Common share information – reported (dollars)
Per share earnings
Basic	$1.20	$0.98	$1.12	$3.26	$3.23
Diluted	1.19	0.97	1.11	3.25	3.22
Dividends per share	0.51	0.51	0.47	1.49	1.37
Book value per share	33.25	30.90	27.48	33.25	27.48
Closing share price	52.77	55.70	57.02	52.77	57.02
Shares outstanding (millions)
Average basic	1,851.1	1,848.3	1,840.2	1,847.9	1,838.1
Average diluted	1,855.7	1,853.4	1,846.5	1,853.0	1,844.3
End of period	1,853.6	1,851.6	1,841.6	1,853.6	1,841.6
Market capitalization (billions of Canadian dollars)	$97.8	$103.1	$105.0	$97.8	$105.0
Dividend yield	3.7%	3.6%	3.3%	3.6%	3.4%
Dividend payout ratio	42.7	52.2	42.0	45.7	42.3
Price-earnings ratio	12.7	13.7	14.0	12.7	14.0
Common share information – adjusted (dollars)[1]
Per share earnings
Basic	$1.21	$1.15	$1.15	$3.47	$3.30
Diluted	1.20	1.14	1.15	3.47	3.29
Dividend payout ratio	42.3%	44.5%	40.9%	42.9%	41.5%
Price-earnings ratio	11.9	12.7	13.4	11.9	13.4
1	Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of this document for an explanation of reported and adjusted results.
2	Adjusted return on common equity is a non-GAAP financial measure. Refer to the “Return on Common Equity” section of this document for an explanation.
3	Prior to the first quarter of 2015, amounts have not been adjusted to reflect the impact of the 2015 IFRS Standards and Amendments.
4	Effective the third quarter of 2014, each capital ratio has its own RWA measure due to the Office of the Superintendent of Financial Institutions Canada (OSFI) prescribed scalar for inclusion of the Credit Valuation Adjustment (CVA). For the third and fourth quarter of 2014, the scalars for inclusion of CVA for CET1, Tier 1, and Total Capital RWA were 57%, 65%, and 77%, respectively. For fiscal 2015, the scalars are 64%, 71%, and 77%, respectively.
5	Excludes acquired credit-impaired (ACI) loans and debt securities classified as loans. For additional information on ACI loans, see the “Credit Portfolio Quality” section of the MD&A and Note 5 to the Interim Consolidated Financial Statements. For additional information on debt securities classified as loans, see the “Exposure to Non-Agency Collateralized Mortgage Obligations” discussion and tables in the “Credit Portfolio Quality” section of the MD&A and Note 5 to the Interim Consolidated Financial Statements.
TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 4

HOW WE PERFORMED

Corporate Overview

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group. TD is the seventh largest bank in North America by branches and serves more than 24 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, U.S. Retail, and Wholesale Banking. TD also ranks among the world's leading online financial services firms, with approximately 10 million active online and mobile customers. TD had $1.1 trillion in assets on July 31, 2015. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

How the Bank Reports

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as “reported” results. The Bank also utilizes non-GAAP financial measures to arrive at “adjusted” results to assess each of its businesses and to measure the overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are disclosed on Table 3. As explained, adjusted results are different from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 2: OPERATING RESULTS – Reported
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2015	2015	2014	2015	2014
Net interest income	$4,697	$4,580	$4,435	$13,837	$13,127
Non-interest income	3,309	3,179	3,074	9,542	9,382
Total revenue	8,006	7,759	7,509	23,379	22,509
Provision for credit losses	437	375	338	1,174	1,186
Insurance claims and related expenses	600	564	771	1,863	2,113
Non-interest expenses	4,292	4,705	4,040	13,162	12,165
Income before income taxes and equity in net income of an
investment in associate	2,677	2,115	2,360	7,180	7,045
Provision for income taxes	502	344	330	1,264	1,142
Equity in net income of an investment in associate, net of income taxes	91	88	77	269	234
Net income – reported	2,266	1,859	2,107	6,185	6,137
Preferred dividends	25	24	25	73	111
Net income available to common shareholders and non-controlling
interests in subsidiaries	$2,241	$1,835	$2,082	$6,112	$6,026
Attributable to:
Non-controlling interests	$28	$28	$27	$83	$80
Common shareholders	2,213	1,807	2,055	6,029	5,946
TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 5

The following table provides a reconciliation between the Bank’s adjusted and reported results.

TABLE 3: NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2015	2015	2014	2015	2014
Operating results – adjusted
Net interest income	$4,697	$4,580	$4,435	$13,837	$13,127
Non-interest income[1]	3,288	3,162	3,047	9,504	9,102
Total revenue	7,985	7,742	7,482	23,341	22,229
Provision for credit losses[2]	437	375	363	1,174	1,211
Insurance claims and related expenses	600	564	771	1,863	2,113
Non-interest expenses[3]	4,261	4,243	3,912	12,596	11,675
Income before income taxes and equity in net income of an investment
in associate	2,687	2,560	2,436	7,708	7,230
Provision for income taxes[4]	508	495	359	1,445	1,239
Equity in net income of an investment in associate, net of income taxes[5]	106	104	90	314	274
Net income – adjusted	2,285	2,169	2,167	6,577	6,265
Preferred dividends	25	24	25	73	111
Net income available to common shareholders and
non-controlling interests in subsidiaries – adjusted	2,260	2,145	2,142	6,504	6,154
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	28	28	27	83	80
Net income available to common shareholders – adjusted	2,232	2,117	2,115	6,421	6,074
Adjustments for items of note, net of income taxes
Amortization of intangibles[6]	(62)	(65)	(60)	(190)	(184)
Litigation and litigation-related charge/reserve[7]	24	(32)	–	(8)	–
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio[8]	19	15	24	34	43
Restructuring charges[9]	–	(228)	–	(228)	–
Integration charges and direct transaction costs relating to the
acquisition of the credit card portfolio of MBNA Canada[10]	–	–	(27)	–	(71)
Set-up, conversion and other one-time costs related to affinity relationship
with Aimia and acquisition of Aeroplan Visa credit card accounts[11]	–	–	(16)	–	(131)
Impact of Alberta flood on the loan portfolio[12]	–	–	19	–	19
Gain on sale of TD Waterhouse Institutional Services[13]	–	–	–	–	196
Total adjustments for items of note	(19)	(310)	(60)	(392)	(128)
Net income available to common shareholders – reported	$2,213	$1,807	$2,055	$6,029	$5,946
1	Adjusted non-interest income excludes the following items of note: third quarter 2015 – $21 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) securities portfolio, as explained in footnote 8; second quarter 2015 – $17 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; third quarter 2014 – $27 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; first quarter 2014 – $22 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; $231 million gain due to the sale of TD Waterhouse Institutional Services, as explained in footnote 13.
2	Adjusted provision for credit losses (PCL) excludes the following items of note: third quarter 2014 – $25 million release of the provision for the impact of the Alberta flood on the loan portfolio, as explained in footnote 12.
3	Adjusted non-interest expenses excludes the following items of note: third quarter 2015 – $70 million amortization of intangibles, as explained in footnote 6; $39 million recovery of litigation losses, as explained in footnote 7; second quarter 2015 – $73 million amortization of intangibles; $337 million due to the initiatives to reduce costs; $52 million of litigation charges; first quarter 2015 – $73 million amortization of intangibles; third quarter 2014 – $70 million amortization of intangibles; $36 million of integration charges relating to the acquisition of the credit card portfolio of MBNA Canada, as explained in footnote 10; $22 million of costs in relation to the affinity relationship with Aimia and acquisition of Aeroplan Visa credit card accounts, as explained in footnote 11; second quarter 2014 – $75 million amortization of intangibles; $32 million of integration charges relating to the acquisition of the credit card portfolio of MBNA Canada; first quarter 2014 – $71 million amortization of intangibles; $28 million of integration charges relating to the acquisition of the credit card portfolio of MBNA Canada; $156 million of costs in relation to the affinity relationship with Aimia and acquisition of Aeroplan Visa credit card accounts.
4	For reconciliation between reported and adjusted provision for income taxes, see the “Non-GAAP Financial Measures – Reconciliation of Reported to Adjusted Provision for Income Taxes” table in the “Income Taxes” section of the MD&A.
5	Adjusted equity in net income of an investment in associate excludes the following items of note: third quarter 2015 – $15 million amortization of intangibles, as explained in footnote 6; second quarter 2015 – $16 million amortization of intangibles; first quarter 2015 – $14 million amortization of intangibles; third quarter 2014 – $13 million amortization of intangibles; second quarter 2014 – $13 million amortization of intangibles; first quarter 2014 – $14 million amortization of intangibles.
6	Amortization of intangibles relate to intangibles acquired as a result of asset acquisitions and business combinations. Although the amortization of software and asset servicing rights are recorded in amortization of intangibles, they are not included for purposes of the items of note.
7	As a result of an adverse judgment and evaluation of certain other developments and exposures in the U.S. in 2015, the Bank took prudent steps to reassess its litigation provision. Having considered these factors, including related or analogous cases, the Bank determined, in accordance with applicable accounting standards, that an increase of $52 million ($32 million after tax) to the Bank’s litigation provision was required in the second quarter of 2015. During the third quarter of 2015, distributions of $39 million ($24 million after tax) were received by the Bank as a result of previous settlements reached on certain matters in the U.S., whereby the Bank was assigned the right to these distributions, if and when made available. The amount in the third quarter of 2015 reflects this recovery of previous settlements.
8	During 2008, the Bank changed its trading strategy with respect to certain trading debt securities and reclassified these securities from trading to the available-for-sale category effective August 1, 2008. These debt securities are economically hedged, primarily with credit default swap and interest rate swap contracts which are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. The Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.
9	The Bank recorded $337 million ($228 million after tax) of restructuring charges in the second quarter of 2015, to reduce costs and manage expenses in a sustainable manner and to achieve greater operational efficiencies. These measures include process redesign and business restructuring, retail branch and real estate optimization, and organizational review. These restructuring charges have been recorded as an adjustment to net income within the Corporate segment.
10	As a result of the acquisition of the credit card portfolio of MBNA Canada, as well as certain other assets and liabilities, the Bank incurred integration charges. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration-related travel, employee severance costs, consulting, and training. The Bank’s integration charges related to the MBNA acquisition were higher than what were anticipated when the transaction was first announced. The elevated spending was primarily due to additional costs incurred (other than the amounts capitalized) to build out technology platforms for the business. Integration charges related to this acquisition were incurred by the Canadian Retail segment. The fourth quarter of 2014 was the last quarter Canadian Retail included any further MBNA-related integration charges as an item of note.
TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 6

11	On December 27, 2013, the Bank acquired approximately 50% of the existing Aeroplan credit card portfolio from the Canadian Imperial Bank of Commerce (CIBC) and on January 1, 2014, the Bank became the primary issuer of Aeroplan Visa credit cards. The Bank incurred program set-up, conversion, and other one-time costs related to the acquisition of the portfolio and related affinity agreement, consisting of information technology, external professional consulting, marketing, training, and program management, as well as a commercial subsidy payment of $127 million ($94 million after tax) payable to CIBC. These costs were included as an item of note in the Canadian Retail segment. The third quarter of 2014 was the last quarter Canadian Retail included any set-up, conversion, or other one-time costs related to the acquired Aeroplan credit card portfolio as an item of note.
12	In the third quarter of 2013, the Bank recorded a provision for credit losses of $65 million ($48 million after tax) for residential loan losses from Alberta flooding. In the fourth quarter of 2013, a provision of $40 million ($29 million after tax) was released. In the third quarter of 2014, the Bank released the remaining provision of $25 million ($19 million after tax). The release of the remaining provision reflects low levels of delinquency and impairments to date, as well as a low likelihood of future material losses within the portfolio.
13	On November 12, 2013, TD Waterhouse Canada Inc., a subsidiary of the Bank, completed the sale of the Bank’s institutional services business, known as TD Waterhouse Institutional Services, to a subsidiary of National Bank of Canada. The transaction price was $250 million in cash, subject to certain price adjustment mechanisms which were settled in the third and fourth quarters of 2014. On the transaction date, a gain of $196 million after tax was recorded in the Corporate segment in other income. The gain is not considered to be in the normal course of business for the Bank.

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)[1]
(Canadian dollars)		For the three months ended		For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2015	2015	2014	2015	2014
Basic earnings per share – reported	$1.20	$0.98	$1.12	$3.26	$3.23
Adjustments for items of note[2]	0.01	0.17	0.03	0.21	0.07
Basic earnings per share – adjusted	$1.21	$1.15	$1.15	$3.47	$3.30

Diluted earnings per share – reported	$1.19	$0.97	$1.11	$3.25	$3.22
Adjustments for items of note[2]	0.01	0.17	0.04	0.22	0.07
Diluted earnings per share – adjusted	$1.20	$1.14	$1.15	$3.47	$3.29
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TABLE 5: AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES[1]
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2015	2015	2014	2015	2014
TD Bank, N.A.	$27	$30	$27	$86	$87
TD Ameritrade (included in equity in net income of an investment
in associate)	15	16	13	45	40
MBNA Canada	10	9	9	28	28
Aeroplan	5	4	4	13	10
Other	5	6	7	18	19
	62	65	60	190	184
Software and other	74	72	40	213	161
Amortization of intangibles, net of income taxes	$136	$137	$100	$403	$345
1	Amortization of intangibles, with the exception of software and asset servicing rights, are included as items of note. For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Return on Common Equity

The Bank’s methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III. Beginning November 1, 2014, capital allocated to the business segments is based on 9% Common Equity Tier 1 (CET1) Capital.

Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure as it is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except as noted)		For the three months ended		For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2015	2015	2014	2015	2014
Average common equity	$58,891	$57,744	$49,897	$56,932	$48,902
Net income available to common shareholders – reported	2,213	1,807	2,055	6,029	5,946
Items of note, net of income taxes[1]	19	310	60	392	128
Net income available to common shareholders – adjusted	2,232	2,117	2,115	6,421	6,074
Return on common equity – adjusted	15.0%	15.0%	16.8%	15.1%	16.6%

1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 7

SIGNIFICANT EVENTS IN 2015

Restructuring Charges

The Bank undertook certain measures in the second quarter of 2015, to reduce costs and manage expenses in a sustainable manner and to achieve greater operational efficiencies. In connection with these measures, the Bank recorded restructuring charges of $337 million ($228 million after tax) related to process redesign and business restructuring, retail branch and real estate optimization, and organizational review. This phase focused mainly on activities in the United States and some functions in Canada. The Bank expects to complete its restructuring measures by the end of the year.

Agreement with Nordstrom, Inc.

On May 26, 2015, the Bank and Nordstrom, Inc. (Nordstrom) announced an agreement under which the Bank will acquire substantially all of Nordstrom's existing U.S. Visa and private label consumer credit card portfolio, which currently totals approximately US$2.2 billion in receivables. In addition, the Bank and Nordstrom entered into a long-term agreement under which the Bank will become the exclusive U.S. issuer of Nordstrom-branded Visa and private label consumer credit cards to Nordstrom customers. Subject to regulatory approvals and other customary conditions, this transaction is expected to close in the second half of calendar 2015.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 8

FINANCIAL RESULTS OVERVIEW

Performance Summary

Outlined below is an overview of the Bank’s performance on an adjusted basis for the third quarter of 2015 against the financial performance indicators included in the 2014 Annual Report. Shareholder performance indicators help guide and benchmark the Bank’s accomplishments. For the purposes of this analysis, the Bank utilizes adjusted earnings, which excludes items of note from the reported results that are prepared in accordance with IFRS. Reported and adjusted results and items of note are explained in the “How the Bank Reports” section of this document.

•	Adjusted diluted earnings per share for the nine months ended July 31, 2015, increased 5% from the same period last year reflecting higher earnings in all business segments and the translation impact of the stronger U.S. dollar, partially offset by a larger loss in the Corporate segment. The Bank’s goal is to achieve 7 to 10% adjusted earnings per share growth over the medium term.
•	Adjusted return on CET1 Capital risk-weighted assets (RWA) as at July 31, 2015, was 2.48%.
•	For the twelve months ended July 31, 2015, the total shareholder return was negative 4.1%, which was better than the Canadian peer average of negative 5.3%.

Impact of Foreign Exchange Rate on U.S. Retail Translated Earnings

U.S. Retail earnings, including the contribution from the Bank’s investment in TD Ameritrade, are impacted by fluctuations in the U.S. dollar to Canadian dollar exchange rate compared with the same period last year.

Depreciation of the Canadian dollar had a favourable impact on consolidated earnings for the three and nine months ended July 31, 2015, compared with the same periods last year, as shown in the following table.

TABLE 7: IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL TRANSLATED EARNINGS
(millions of Canadian dollars, except as noted)	For the three months ended	For the nine months ended
	July 31, 2015 vs.	July 31, 2015 vs.
	July 31, 2014	July 31, 2014
U.S. Retail (including TD Ameritrade)
Increased total revenue	$315	$764
Increased non-interest expenses	195	491
Increased net income, after tax	87	206
Increase in basic earnings per share (dollars)	$0.05	$0.11

A one cent increase/decrease in the U.S. dollar to Canadian dollar exchange rate will decrease/increase total Bank annual net income by approximately $30 million.

Economic Summary and Outlook

After shrinking slightly in the first calendar quarter of 2015, the Canadian economy appears to have contracted again in the April to June period. Despite this disappointment, conditions prevailing at mid-year – including a strengthening U.S. economy, a weak Canadian dollar, and recent further monetary stimulus delivered by the Bank of Canada – augur well for a return to modest growth of 1 to 2% in the third calendar quarter of the year. Looking further ahead, the pace of expansion is expected to strengthen gradually towards 2 to 2.5% by the end of 2015 and into the 2016 calendar year.

The economic setback in the first-half of the calendar year in Canada largely reflected weakness in the export sector. Concerns surrounding the Chinese economy, and that of other emerging markets, have sent commodity prices to their lowest levels since the 2008-09 global financial crisis. Improvements in global supply-demand balances for crude oil and other key commodities are ultimately expected to lead to higher crude oil prices over the medium term, but hopes of recovery have been pushed back and dampened relative to those prevailing earlier this calendar year. Meanwhile, Canada's non-resource exports floundered during the spring and early summer, which was surprising in light of the signs of firming U.S. economic growth and the competitiveness boost from a falling Canadian dollar. The substantial rebound in Canadian exports to the U.S. in the June merchandise trade report provided re-assurance that the recent strengthening in U.S. activity is starting to ripple through to Canadian manufacturing exports.

The U.S. economy is forecasted to continue to deliver superior economic growth relative to that of Canada and other major advanced economies. A continued recovery in job creation is projected to push the U.S. unemployment rate lower over the next two years, setting the stage for the Federal Reserve to begin to raise its overnight rate by the end of this calendar year. Higher U.S. short-term rates are likely to put further upward pressure on the U.S. dollar relative to other major currencies. Over the next two to three calendar quarters, the Canadian dollar is expected to retreat to US73 cents, which would mark a dramatic decline from the US85 cent level recorded at the start of this calendar year.

Canada's domestic economy continued to fare somewhat better during the second calendar quarter of 2015, supported by further declines in interest rates. Building on a reduction in January, the Bank of Canada reduced its overnight rate by a quarter of a percentage point in July, to 0.50%. Sales of light vehicles rose to record levels in the April-to-June period, while both home sales and prices further accelerated. In the near term, growth in household bigger-ticket items is likely to moderate amid diminished pent-up demand and still-elevated debt levels. In addition, while job markets have proved resilient so far this year, the recent economic softness is likely to feed through in lagged fashion to both weaker job and wage gains. Accordingly, consumer spending is likely to grow at a tepid rate over the next few calendar quarters.

Headline Consumer Price Index (CPI) inflation has remained negligible in recent months, constrained in part by continued low energy prices and below trend economic growth. As economic growth picks up modestly in the second half of this calendar year and into 2016, total CPI inflation is projected to rise gradually towards the central bank's 2% target. In this still-low-inflationary environment, the Bank of Canada is likely to keep its overnight rate unchanged until mid-2017, at which time a modest hike may be deemed appropriate.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 9

Net Income

Quarterly comparison – Q3 2015 vs. Q3 2014

Reported net income for the quarter was $2,266 million, an increase of $159 million, or 8%, compared with the third quarter last year. Adjusted net income for the quarter was $2,285 million, an increase of $118 million, or 5%, compared with the third quarter last year. The increase in adjusted net income was due to higher earnings in the Canadian Retail, U.S. Retail, and Wholesale Banking segments, partially offset by a decrease in the Corporate segment. Canadian Retail net income increased due to good loan and deposit volume growth, wealth asset growth, and higher insurance earnings, partially offset by higher expenses. U.S. Retail net income increased primarily due to strong organic volume growth and the favourable impact of foreign currency translation, partially offset by lower margins and higher provision for credit losses (PCL). Wholesale Banking net income increased due to higher revenue, partially offset by higher non-interest expenses and a higher effective tax rate. Corporate segment net loss increased largely due to positive tax items recognized in the prior year and higher net corporate expenses.

Quarterly comparison – Q3 2015 vs. Q2 2015

Reported net income for the quarter increased $407 million, or 22%, compared with the prior quarter. Adjusted net income for the quarter increased $116 million, or 5%, compared with the prior quarter. The increase in adjusted net income was due to higher earnings in the Canadian Retail and U.S. Retail segments, partially offset by a decrease in the Corporate segment. Canadian Retail net income increased primarily due to three additional days in the current quarter and volume growth. U.S. Retail net income increased primarily due to three additional days in the current quarter, higher fee income, and lower expenses, partially offset by higher PCL. Corporate segment net loss increased primarily due to higher net corporate expenses.

Year-to-date comparison – Q3 2015 vs. Q3 2014

Reported net income was $6,185 million, an increase of $48 million, or 1%, compared with the same period last year. Adjusted net income was $6,577 million, an increase of $312 million, or 5%, compared with the same period last year. The increase in adjusted net income was primarily due to higher earnings in the Canadian Retail, U.S. Retail, and Wholesale Banking segments, partially offset by a decrease in the Corporate segment. Canadian Retail net income increased primarily due to good loan and deposit volume growth, wealth asset growth, and higher insurance earnings, partially offset by higher expenses. U.S. Retail net income increased primarily due to lower PCL, lower expenses, strong organic volume growth, and the favourable impact of foreign currency translation, partially offset by lower margins and gains on sales of securities. Wholesale Banking net income increased primarily due to higher revenue, partially offset by higher non-interest expenses and a higher effective tax rate. Corporate segment net loss increased primarily due to lower contribution from Other items and higher net corporate expenses. The unfavourable impact of Other items was due to the gains on sales of TD Ameritrade shares last year, lower revenue from treasury and balance sheet management activities, releases for incurred but not identified credit losses related to the Canadian loan portfolio in the prior year, and positive tax items recognized last year.

Net Interest Income

Quarterly comparison – Q3 2015 vs. Q3 2014

Reported and adjusted net interest income for the quarter was $4,697 million, an increase of $262 million, or 6%, compared with the third quarter last year. The increase in adjusted net interest income was primarily driven by increases in the U.S. Retail and Canadian Retail segments, partially offset by a decrease in the Wholesale Banking segment. U.S. Retail net interest income increased primarily due to strong loan and deposit growth, and the favourable impact of foreign currency translation, partially offset by lower loan margins. Canadian Retail net interest income increased primarily due to good loan and deposit volume growth, partially offset by lower margins. Wholesale Banking net interest income decreased primarily due to lower trading-related net interest income.

Quarterly comparison – Q3 2015 vs. Q2 2015

Reported and adjusted net interest income for the quarter increased $117 million, or 3%, compared with the prior quarter. The increase in adjusted net interest income was primarily driven by an increase in the Canadian Retail segment, partially offset by a decrease in the Wholesale Banking segment. Canadian Retail net interest income increased primarily due to three additional days in the current quarter and volume growth, partially offset by the prior quarter credit mark release in the acquired credit card portfolios. Wholesale Banking net interest income decreased primarily due to lower trading-related net interest income.

Year-to-date comparison – Q3 2015 vs. Q3 2014

Reported and adjusted net interest income was $13,837 million, an increase of $710 million, or 5%, compared with the same period last year. The increase in adjusted net interest income was driven by increases in the U.S. Retail, Canadian Retail, and Wholesale Banking segments, partially offset by a decrease in the Corporate segment. U.S. Retail net interest income increased primarily due to strong loan and deposit growth and the favourable impact of foreign currency translation, partially offset by lower loan and deposit margins and lower revenue from Target. Canadian Retail net interest income increased primarily driven by good loan and deposit volume growth, partially offset by lower margins. Wholesale Banking net interest income increased primarily due to higher trading-related income and stronger corporate lending. Corporate segment net interest income decreased primarily due to lower revenue from treasury and balance sheet management activities and tax-related items in the prior year.

Non-Interest Income

Quarterly comparison – Q3 2015 vs. Q3 2014

Reported non-interest income for the quarter was $3,309 million, an increase of $235 million, or 8%, compared with the third quarter last year. Adjusted non-interest income for the quarter was $3,288 million, an increase of $241 million, or 8%, compared with the third quarter last year. The increase in adjusted non-interest income was primarily driven by increases in the Wholesale, U.S. Retail, and Canadian Retail segments. Wholesale Banking non-interest income increased primarily due to higher fixed income and equity trading revenue, increased mergers and acquisitions fees, and higher corporate lending revenue on strong loan volume growth both in Canada and the U.S. U.S. Retail non-interest income increased primarily due to customer account growth, higher transaction volumes, and the favourable impact of foreign currency translation. Canadian Retail non-interest income increased primarily due to wealth asset growth and higher fee-based revenue in personal and commercial banking, partially offset by a change in mix of reinsurance contracts and the change in fair value of investments supporting insurance claims liabilities.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 10

Quarterly comparison – Q3 2015 vs. Q2 2015

Reported non-interest income for the quarter increased $130 million, or 4%, compared with the prior quarter. Adjusted non-interest income for the quarter increased $126 million, or 4%, compared with the prior quarter. The increase in adjusted non-interest income was primarily driven by increases in the Canadian Retail and U.S. Retail segments, partially offset by a decrease in the Corporate segment. Canadian Retail non-interest income increased primarily due to three additional days in the current quarter, higher fee-based revenue, wealth asset growth, and insurance revenue growth. U.S. Retail non-interest income increased primarily due to good fee growth, three additional days in the current quarter, and the favourable impact of foreign currency translation. Corporate non-interest income decreased primarily due to lower revenue from treasury and balance sheet management activities.

Year-to-date comparison – Q3 2015 vs. Q3 2014

Reported non-interest income was $9,542 million, an increase of $160 million, or 2%, compared with the same period last year. Adjusted non-interest income for the period was $9,504 million, an increase of $402 million, or 4%, compared with the same period last year. The increase in adjusted non-interest income was primarily driven by an increase in the Canadian Retail, Wholesale Banking, and U.S. Retail segments, partially offset by a decrease in the Corporate segment. Canadian Retail non-interest income increased primarily driven by wealth asset growth, higher fee-based revenue, and insurance revenue growth, partially offset by a change in mix of reinsurance contracts. Wholesale Banking non-interest income increased primarily due to underwriting volumes from our continued focus on origination in Canada and the U.S. U.S. Retail non-interest income increased primarily due to the favourable impact of foreign currency translation, partially offset by lower gains on sales of securities. Corporate segment non-interest income decreased primarily due to the gains on sales of TD Ameritrade shares last year.

Provision for Credit Losses

Quarterly comparison – Q3 2015 vs. Q3 2014

Reported PCL for the quarter was $437 million, an increase of $99 million, or 29%, compared with the third quarter last year. Adjusted PCL for the quarter was $437 million, an increase of $74 million, or 20%, compared with the third quarter last year. The increase in adjusted PCL was primarily due to increases in the U.S. Retail and Canadian Retail segments. U.S. Retail PCL increased primarily due to provisions against two commercial clients and the unfavourable impact of foreign currency translation. Canadian Retail PCL increased primarily due to higher provisions in commercial loans, partially offset by lower provisions for credit card loans.

Quarterly comparison – Q3 2015 vs. Q2 2015

Reported and adjusted PCL for the quarter increased $62 million, or 17%, compared with the prior quarter. The increase in PCL was primarily due to an increase in the U.S. Retail segment. U.S. Retail PCL increased primarily due to higher provisions on business banking and credit card loans and the unfavourable impact of foreign currency translation.

Year-to-date comparison – Q3 2015 vs. Q3 2014

Reported PCL was $1,174 million, a decrease of $12 million, or 1%, compared with the same period last year. Adjusted PCL was $1,174 million, a decrease of $37 million, or 3%, compared with the same period last year. The decrease in adjusted PCL was primarily due to decreases in the Canadian Retail and U.S. Retail segments, partially offset by an increase in the Corporate segment. Canadian Retail PCL decreased primarily due to a sale of charged-off accounts and better credit performance. U.S. Retail PCL decreased primarily due to lower provisions in personal banking, partially offset by business banking and the unfavourable impact of foreign currency translation. Corporate segment PCL increased primarily due to a release of allowance for incurred but not identified credit losses related to the Canadian loan portfolio in the prior year.

TABLE 8: PROVISION FOR CREDIT LOSSES
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2015	2015	2014	2015	2014
Provision for credit losses – counterparty-specific and
individually insignificant
Provision for credit losses – counterparty-specific	$37	$26	$37	$77	$128
Provision for credit losses – individually insignificant	485	498	459	1,535	1,370
Recoveries	(146)	(152)	(152)	(465)	(399)
Total provision for credit losses for counterparty-specific and
individually insignificant	376	372	344	1,147	1,099
Provision for credit losses – incurred but not identified
Canadian Retail and Wholesale Banking	–	8	(3)	8	(1)
U.S. Retail	61	(5)	(3)	19	88
Total provision for credit losses – incurred but not identified	61	3	(6)	27	87
Provision for credit losses – reported	$437	$375	$338	$1,174	$1,186

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 11

Insurance claims and related expenses

Quarterly comparison – Q3 2015 vs. Q3 2014

Reported and adjusted insurance claims and related expenses for the quarter were $600 million, a decrease of $171 million, or 22%, compared with the third quarter last year, primarily due to a change in mix of reinsurance contracts, lower current year claims costs, more favourable prior years’ claims development, the change in the fair value of investments supporting claims liabilities, and better claims management.

Quarterly comparison – Q3 2015 vs. Q2 2015

Reported and adjusted insurance claims and related expenses for the quarter increased $36 million, or 6%, compared with the prior quarter, primarily due to the seasonality of claims experience, the change in fair value of investments supporting claims liabilities, and a change in mix of reinsurance contracts, partially offset by more favourable prior years’ claims development.

Year-to-date comparison – Q3 2015 vs. Q3 2014

Reported and adjusted insurance claims and related expenses were $1,863 million, a decrease of $250 million, or 12%, compared with the same period last year, due to a change in mix of reinsurance contracts, less severe weather conditions, and better claims management, partially offset by business growth and the change in fair value of investments supporting claims liabilities.

Non-Interest Expenses and Efficiency Ratio

Quarterly comparison – Q3 2015 vs. Q3 2014

Reported non-interest expenses were $4,292 million, an increase of $252 million, or 6%, compared with the third quarter last year. Adjusted non-interest expenses were $4,261 million, an increase of $349 million, or 9%, compared with the third quarter last year. The increase in adjusted non-interest expenses was driven by increases across all segments. U.S. Retail non-interest expenses increased primarily due to the unfavourable impact of foreign currency translation. Canadian Retail non-interest expenses increased primarily due to higher employee-related costs, including higher revenue-based variable expenses in the wealth business, and business growth, partially offset by productivity savings. Corporate non-interest expenses increased primarily due to ongoing investment in enterprise and regulatory projects. Wholesale Banking non-interest expenses increased primarily due to higher initiative spend, the impact of foreign exchange translation, and variable compensation commensurate with increased revenue.

The Bank’s reported efficiency ratio was 53.6%, compared with 53.8% in the third quarter last year. The Bank’s adjusted efficiency ratio was 53.4%, compared with 52.3% in the third quarter last year.

Quarterly comparison – Q3 2015 vs. Q2 2015

Reported non-interest expenses for the quarter decreased $413 million, or 9%, compared with the prior quarter. Prior quarter reported non-interest expenses included a restructuring charge of $337 million. Adjusted non-interest expenses increased $18 million, compared with the prior quarter. The increase in adjusted non-interest expenses was primarily due to the Canadian Retail segment, partially offset by the U.S. Retail segment. Canadian Retail non-interest expenses increased primarily due to three additional days in the quarter and business growth, partially offset by lower employee-related costs. U.S. Retail non-interest expenses decreased primarily due to ongoing productivity savings and lower Target related expense, partially offset by three additional days in the current quarter.

The Bank’s reported efficiency ratio was 53.6%, compared with 60.6% in the prior quarter. The Bank’s adjusted efficiency ratio was 53.4%, compared with 54.8% in the prior quarter.

Year-to-date comparison – Q3 2015 vs. Q3 2014

Reported non-interest expenses were $13,162 million, an increase of $997 million, or 8%, compared with the same period last year. Reported non-interest expenses included a restructuring charge of $337 million. Adjusted non-interest expenses were $12,596 million, an increase of $921 million, or 8%, compared with the same period last year. The increase in adjusted non-interest expenses was driven by increases across all segments. U.S. Retail non-interest expenses increased primarily due to the unfavourable impact of foreign currency translation, higher expenses to support business growth, and an increase in regulatory costs, partially offset by productivity savings. Canadian Retail non-interest expenses increased primarily due to higher employee-related costs, including higher revenue-based variable expenses in the wealth business, business growth, and initiative spend, partially offset by productivity savings. Wholesale Banking non-interest expenses increased primarily due to higher variable compensation commensurate with increased revenue, foreign exchange translation, and higher initiative spend. Corporate non-interest expenses increased primarily due to ongoing investment in enterprise and regulatory projects.

The Bank’s reported efficiency ratio was 56.3%, compared with 54.0% in the same period last year. The Bank’s adjusted efficiency ratio was 54.0%, compared with 52.5% in the same period last year.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 12

Income Taxes

As discussed in the “How the Bank Reports” section of this document, the Bank adjusts its reported results to assess each of its businesses and to measure overall Bank performance. As such, the provision for income taxes is stated on a reported and an adjusted basis.

The Bank’s effective income tax rate on a reported basis was 18.8% for the third quarter, compared with 14.0% in the same quarter last year and 16.3% in the prior quarter. The year-over-year increase was largely due to lower tax exempt dividend income from taxable Canadian corporations and the resolution of certain audit items in 2014. The quarter-over-quarter increase was largely due to the tax impact resulting from the restructuring charges last quarter.

Canadian Federal Budget

As mentioned in the Bank’s Second Quarter 2015 Report to Shareholders, the Government of Canada’s April budget included proposals that would negatively impact financial institutions. The Government released certain modifications to its proposal in July. The Bank continues to assess these proposals.

TABLE 9: INCOME TAXES
(millions of Canadian dollars, except as noted)	For the three months ended						For the nine months ended
	July 31		April 30		July 31		July 31		July 31
	2015		2015		2014		2015		2014
Income taxes at Canadian statutory income tax rate	$707	26.3%	$551	26.2%	$620	26.3%	$1,886	26.3%	$1,851	26.3%
Increase (decrease) resulting from:
Dividends received	(71)	(2.7)	(67)	(3.2)	(98)	(4.2)	(243)	(3.4)	(264)	(3.7)
Rate differentials on international operations	(145)	(5.4)	(127)	(6.0)	(127)	(5.4)	(398)	(5.5)	(398)	(5.7)
Other	11	0.6	(13)	(0.7)	(65)	(2.7)	19	0.2	(47)	(0.7)
Provision for income taxes and effective
income tax rate – reported	$502	18.8%	$344	16.3%	$330	14.0%	$1,264	17.6%	$1,142	16.2%

The Bank’s adjusted effective tax rate was 18.9% for the quarter, higher than 14.7% in the same quarter last year and lower than 19.3% in the prior quarter. The year-over-year increase was largely due to lower tax-exempt dividend income from taxable Canadian corporations and the resolution of certain audit items in 2014.

TABLE 10: NON-GAAP FINANCIAL MEASURES – Reconciliation of Reported to Adjusted Provision for Income Taxes
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2015	2015	2014	2015	2014
Provision for income taxes – reported	$502	$344	$330	$1,264	$1,142
Adjustments for items of note: Recovery of (provision for)
income taxes[1,2]
Amortization of intangibles	23	24	23	71	72
Litigation and litigation-related charge/reserve	(15)	20	–	5	–
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	(2)	(2)	(3)	(4)	(6)
Restructuring charges	–	109	–	109	–
Integration charges relating to the acquisition of the credit card portfolio
of MBNA Canada	–	–	9	–	25
Set-up, conversion and other one-time costs related to affinity relationship
with Aimia and acquisition of Aeroplan Visa credit card accounts	–	–	6	–	47
Impact of Alberta flood on the loan portfolio	–	–	(6)	–	(6)
Gain on sale of TD Waterhouse Institutional Services	–	–	–	–	(35)
Total adjustments for items of note	6	151	29	181	97
Provision for income taxes – adjusted	$508	$495	$359	$1,445	$1,239
Effective income tax rate – adjusted[3]	18.9%	19.3%	14.7%	18.7%	17.1%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.
3	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.
TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 13

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking businesses, Canadian credit cards, TD Auto Finance Canada, and Canadian wealth and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and commercial banking businesses, U.S. credit cards, TD Auto Finance U.S., U.S. wealth business, and the Bank’s investment in TD Ameritrade; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.

Effective December 27, 2013, and January 1, 2014, the results of the acquired Aeroplan credit card portfolio and the results of the related affinity relationship with Aimia Inc. (collectively, “Aeroplan”) are reported in the Canadian Retail segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank indicates that the measure is adjusted. Net income for the operating business segments is presented before any items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section of this document, the “Business Focus” section in the 2014 MD&A, and Note 31 to the Bank’s 2014 Consolidated Financial Statements for the year ended October 31, 2014. For information concerning the Bank’s measure of adjusted return on average common equity, which is a non-GAAP financial measure, see the “How We Performed” section of this document.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results are reversed in the Corporate segment. The TEB adjustment for the quarter was $91 million, compared with $131 million in the third quarter last year, and $91 million in the prior quarter.

TABLE 11: CANADIAN RETAIL
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2015	2015	2014	2015	2014
Net interest income	$2,480	$2,369	$2,436	$7,284	$7,103
Non-interest income	2,531	2,409	2,498	7,404	7,138
Total revenue	5,011	4,778	4,934	14,688	14,241
Provision for credit losses	237	239	228	666	696
Insurance claims and related expenses	600	564	771	1,863	2,113
Non-interest expenses – reported	2,104	2,075	2,076	6,264	6,214
Non-interest expenses – adjusted	2,104	2,075	2,018	6,264	5,940
Net income – reported	1,557	1,436	1,400	4,442	3,930
Adjustments for items of note, net of income taxes[1]
Integration charges relating to the acquisition of the credit card portfolio
of MBNA Canada	–	–	27	–	71
Set-up, conversion and other one-time costs related to affinity relationship
with Aimia and acquisition of Aeroplan Visa credit card accounts	–	–	16	–	131
Net income – adjusted	$1,557	$1,436	$1,443	$4,442	$4,132

Selected volumes and ratios
Return on common equity – reported[2]	44.6%	42.3%	43.4%	42.9%	42.0%
Return on common equity – adjusted[2]	44.6	42.3	44.7	42.9	44.1
Margin on average earning assets (including securitized assets)	2.88	2.89	2.98	2.88	2.96
Efficiency ratio – reported	42.0	43.4	42.1	42.6	43.6
Efficiency ratio – adjusted	42.0	43.4	40.9	42.6	41.7
Number of Canadian retail branches	1,166	1,165	1,164	1,166	1,164
Average number of full-time equivalent staff	39,180	39,312	39,429	39,365	39,293
1	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	Effective November 1, 2014, capital allocated to the business segments is based on 9% CET1 Capital. These changes have been applied prospectively.

Quarterly comparison – Q3 2015 vs. Q3 2014

Canadian Retail net income for the quarter on a reported basis was $1,557 million, an increase of $157 million, or 11%, compared with the third quarter last year. Adjusted net income for the quarter was $1,557 million, an increase of $114 million, or 8%, compared with the third quarter last year. The increase in adjusted earnings was primarily driven by good loan and deposit volume growth, wealth asset growth, and higher insurance earnings, partially offset by higher expenses. The reported and adjusted annualized return on common equity for the quarter was 44.6%, compared with 43.4% and 44.7%, respectively, in the third quarter last year.

Canadian Retail revenue is derived from the Canadian personal and commercial banking businesses, including credit cards, auto finance, wealth, and insurance businesses. Revenue was $5,011 million, an increase of $77 million, or 2%, compared with the third quarter last year. Net interest income increased $44 million, or 2%, compared with the third quarter last year, primarily driven by good loan and deposit volume growth, partially offset by lower margins. Non-interest income increased $33 million, or 1%, largely due to wealth asset growth and higher fee-based revenue in personal and commercial banking, partially offset by a change in mix of reinsurance contracts and the change in fair value of investments supporting insurance claims liabilities.

The personal banking business generated good average lending volume growth of $12.8 billion, or 5%. Average real estate secured lending volume increased $9.6 billion, or 4%. Auto lending average volume increased $2.6 billion, or 17%, while all other personal lending average volumes increased $0.6 billion, or 2%. Business loans and acceptances average volume increased $4.8 billion, or 9%. Average personal deposit volumes increased $7.5 billion, or 5%, due to strong growth in core chequing and savings volumes, partially offset by lower term deposit volume. Average business deposit volumes increased $5.8 billion, or 7%. Margin on average earning assets was 2.88%, a 10 basis point (bps) decrease, primarily due to the low rate environment and competitive pricing.

Assets under administration were $314 billion as at July 31, 2015, an increase of $29 billion, or 10%, and assets under management were $249 billion as at July 31, 2015, an increase of $22 billion, or 10%, compared with the third quarter of last year, driven primarily by strong new asset growth and increases in market value.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 14

Provision for credit losses (PCL) for the quarter was $237 million, an increase of $9 million, or 4%, compared with the third quarter last year. Personal banking PCL was $205 million, a decrease of $11 million, or 5%, primarily due to lower provisions in the credit cards, personal lending, and auto portfolios. Business banking PCL increased by $20 million, primarily due to provisions against two commercial clients. Annualized PCL as a percentage of credit volume was 0.27%, or flat to last year. Net impaired loans were $706 million, a decrease of $132 million, or 16%, compared with the third quarter last year. Net impaired loans as a percentage of total loans were 0.20%, compared with 0.25% as at July 31, 2014.

Insurance claims and related expenses for the quarter were $600 million, a decrease of $171 million, or 22%, compared with the third quarter last year, primarily due to a change in mix of reinsurance contracts, lower current year claims costs, more favourable prior years’ claims development, the change in the fair value of investments supporting claims liabilities, and better claims management.

Reported non-interest expenses were $2,104 million, an increase of $28 million, or 1%, compared with the third quarter last year. Adjusted non-interest expenses for the quarter were $2,104 million, an increase of $86 million, or 4%. The increase was driven primarily by higher employee-related costs, including higher revenue-based variable expenses in the wealth business, and business growth, partially offset by productivity savings.

The reported and adjusted efficiency ratio for the quarter was 42.0%, compared with 42.1% and 40.9%, respectively, in the third quarter last year.

Quarterly comparison – Q3 2015 vs. Q2 2015

Canadian Retail net income for the quarter increased $121 million, or 8%, compared with the prior quarter. The increase in earnings was primarily due to three extra calendar days in the third quarter and volume growth. The reported and adjusted annualized return on common equity for the quarter was 44.6%, compared with 42.3% in the prior quarter.

Revenue increased $233 million compared with the prior quarter. Net interest income increased $111 million, or 5%, compared with the prior quarter, primarily due to three extra calendar days in the third quarter, volume growth and seasonal factors, partially offset by the prior quarter credit mark release in the acquired credit card portfolios. Non-interest income increased $122 million, or 5%, due to three extra calendar days in the third quarter, higher fee-based revenue, wealth asset growth, and insurance revenue growth. Margin on average earning assets was 2.88%, or a 1 bps decrease, primarily due to the impact of a credit mark release in the acquired credit card portfolios in the prior quarter and the low rate environment, partially offset by seasonal factors.

The personal banking business average volume growth increased $4.5 billion, or 2%, compared with the prior quarter. Average real estate secured lending volume increased $2.9 billion, or 1%. Auto lending average volume increased $0.7 billion, or 4%. All other personal lending average volumes increased $0.9 billion, or 3%, compared with the prior quarter. Business loans and acceptances average volumes increased $1.4 billion, or 3%. Average personal deposit volumes increased $2.1 billion, or 1%, while average business deposit volumes increased $2.6 billion, or 3%.

Assets under administration were $314 billion as at July 31, 2015, an increase of $2 billion, or 1%, and assets under management were $249 billion as at July 31, 2015, an increase of $5 billion, or 2%, compared with the prior quarter, driven by strong new asset growth, partially offset by decreases in market value.

PCL for the quarter decreased $2 million, or 1%, compared with the prior quarter. Personal banking PCL for the quarter decreased $27 million, or 12%, primarily due to lower provisions in the credit cards, personal lending, and auto portfolios. Business banking PCL increased $25 million primarily due to provisions against two commercial clients. Annualized PCL as a percentage of credit volume was 0.27%, a decrease of 2 bps compared with the prior quarter. Net impaired loans decreased $91 million, or 11%, compared with the prior quarter. Net impaired loans as a percentage of total loans were 0.20%, compared with 0.23% as at April 30, 2015.

Insurance claims and related expenses increased $36 million, or 6%, compared with the prior quarter, primarily due to seasonality of claims experience, the change in fair value of investments supporting claims liabilities, and a change in mix of reinsurance contracts, partially offset by more favourable prior years' claims development.

Reported non-interest expenses increased $29 million, primarily due to three extra calendar days in the quarter and business growth, partially offset by lower employee-related costs.

The reported and adjusted efficiency ratio for the quarter was 42.0%, compared with 43.4%, in the prior quarter.

Year-to-date comparison – Q3 2015 vs. Q3 2014

Canadian Retail reported net income for the nine months ended July 31, 2015, was $4,442 million, an increase of $512 million, or 13%, compared with the same period last year. Adjusted net income was $4,442 million, an increase of $310 million, or 8%, compared with the same period last year. The increase in adjusted earnings was primarily due to loan and deposit volume growth, wealth asset growth, higher insurance earnings, and the full three quarter impact of Aeroplan, partially offset by higher expenses. The reported and adjusted annualized return on common equity was 42.9%, compared with 42.0% and 44.1%, respectively, in the same period last year.

Revenue was $14,688 million, an increase of $447 million, or 3%, compared with the same period last year. Net interest income increased $181 million, or 3%, driven primarily by good loan and deposit volume growth and the full three quarter impact of Aeroplan, partially offset by lower margins. Non-interest income increased $266 million, or 4%, largely driven by wealth asset growth, higher personal and business banking fee-based revenue, insurance revenue growth, and the full three quarter impact of Aeroplan, partially offset by a change in mix of reinsurance contracts. Margin on average earning assets was 2.88%, an 8 bps decrease, primarily due to the low rate environment and competitive pricing.

The personal banking business generated solid average lending volume growth of $12.5 billion, or 5%. Compared with the same period last year, average real estate secured lending volume increased $9.0 billion, or 4%. Auto lending average volume increased $2.4 billion, or 16%, while all other personal lending average volumes increased $1.1 billion, or 3%. Business loans and acceptances average volume increased $4.5 billion, or 9%. Average personal deposit volumes increased $6.3 billion, or 4%, due to strong growth in core chequing and savings volumes, partially offset by lower term deposit volumes. Average business deposit volumes increased $5.5 billion, or 7%.

Assets under administration were $314 billion as at July 31, 2015, an increase of $29 billion, or 10%, and assets under management were $249 billion as at July 31, 2015, an increase of $22 billion, or 10%, compared with the same period last year, primarily driven by strong new asset growth and increases in market value.

PCL was $666 million, a decrease of $30 million, or 4%, compared with the same period last year. Personal banking PCL was $627 million, a decrease of $16 million, or 2%, due primarily to a sale of charged-off accounts and better credit performance, partially offset by the full three quarter impact of Aeroplan. Business banking PCL was $39 million, a decrease of $14 million, compared with the same period last year, primarily due to higher recoveries. Annualized PCL as a percentage of credit volume was 0.26%, a decrease of 3 bps, compared with the same period last year.

Insurance claims and related expenses were $1,863 million, a decrease of $250 million, or 12%, compared with the same period last year, due to a change in mix of reinsurance contracts, less severe weather conditions, and better claims management, partially offset by business growth and the change in fair value of investments supporting claims liabilities.

Reported non-interest expenses were $6,264 million, an increase of $50 million, or 1%, compared with the same period last year. Adjusted non-interest expenses were $6,264 million, an increase of $324 million, or 5%, compared with the same period last year. The increase was driven primarily by higher employee-related costs, including higher revenue-based variable expenses in the wealth business, business growth, and initiative spend, partially offset by productivity savings.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 15

The reported and adjusted efficiency ratio for the quarter was 42.6%, compared with 43.6% and 41.7% respectively, in the same period last year.

Business Outlook

During the third quarter, TD Canada Trust was recognized as an industry leader in customer service. We will continue to focus on maintaining our leadership position in providing legendary customer service and convenience across all channels. Our commitment to invest across our businesses to enhance our customer value proposition positions us well for growth over the long term. We expect current levels of loan growth to largely hold, while margins are expected to remain under pressure in the fourth quarter as a result of balance sheet mix, seasonal factors, and competitive pricing. Credit loss rates are expected to remain stable. We will continue to generate new wealth asset growth; however benefits from market appreciation continue to be subject to capital markets performance. Insurance results will continue to depend upon, among other things, the frequency and severity of weather-related events, as well as the impact of regulatory reforms and legislative changes. We will continue to focus on productivity, to enhance the customer and employee experience, simplify processes, and manage expenses.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 16

TABLE 12: U.S. RETAIL
(millions of dollars, except as noted)				For the three months ended
	Canadian dollars					U.S. dollars
	July 31	April 30	July 31	July 31	April 30	July 31
	2015	2015	2014	2015	2015	2014
Net interest income	$1,734	$1,730	$1,500	$1,392	$1,385	$1,387
Non-interest income	647	585	545	519	468	504
Total revenue	2,381	2,315	2,045	1,911	1,853	1,891
Provision for credit losses – loans[1]	199	142	125	160	113	116
Provision for (recovery of) credit losses – debt
securities classified as loans	1	(11)	2	1	(9)	2
Provision for credit losses	200	131	127	161	104	118
Non-interest expenses – reported	1,470	1,579	1,320	1,179	1,265	1,220
Non-interest expenses – adjusted	1,509	1,527	1,320	1,209	1,223	1,220
U.S. Retail Bank net income – reported[2]	582	509	485	469	407	449
Adjustments for items of note[3]
Litigation and litigation-related charge/reserve	(24)	32	–	(19)	26	–
U.S. Retail Bank net income – adjusted[2]	558	541	485	450	433	449
Equity in net income of an investment in associate,
net of income taxes	92	85	76	74	69	69
Net income – adjusted	650	626	561	524	502	518
Net income – reported	$674	$594	$561	$543	$476	$518

Selected volumes and ratios
Return on common equity – reported[4]	8.6%	7.9%	9.0%	8.6%	7.9%	9.0%
Return on common equity – adjusted[4]	8.3	8.3	9.0	8.3	8.3	9.0
Margin on average earning assets (TEB)[5]	3.50	3.62	3.76	3.50	3.62	3.76
Efficiency ratio – reported	61.7	68.2	64.5	61.7	68.2	64.5
Efficiency ratio – adjusted	63.4	66.0	64.5	63.4	66.0	64.5
Number of U.S. retail stores	1,305	1,302	1,306	1,305	1,302	1,306
Average number of full-time equivalent staff	25,546	25,775	26,056	25,546	25,775	26,056

			For the nine months ended
	Canadian dollars			U.S. dollars
	July 31	July 31	July 31	July 31
	2015	2014	2015	2014
Net interest income	$5,106	$4,485	$4,185	$4,133
Non-interest income	1,814	1,713	1,486	1,579
Total revenue	6,920	6,198	5,671	5,712
Provision for credit losses – loans[1]	517	531	426	490
Provision for (recovery of) credit losses – debt
securities classified as loans	(9)	6	(7)	6
Provision for credit losses	508	537	419	496
Non-interest expenses – reported	4,440	3,971	3,637	3,658
Non-interest expenses – adjusted	4,427	3,971	3,625	3,658
U.S. Retail Bank net income – reported[2]	1,626	1,379	1,333	1,272
Adjustments for items of note[3]
Litigation and litigation-related charge/reserve	8	–	7	–
U.S. Retail Bank net income – adjusted[2]	1,634	1,379	1,340	1,272
Equity in net income of an investment in associate,
net of income taxes	267	222	222	204
Net income – adjusted	1,901	1,601	1,562	1,476
Net income – reported	$1,893	$1,601	$1,555	$1,476

Selected volumes and ratios
Return on common equity – reported[4]	8.3%	8.7%	8.3%	8.7%
Return on common equity – adjusted[4]	8.4	8.7	8.4	8.7
Margin on average earning assets (TEB)[5]	3.61	3.78	3.61	3.78
Efficiency ratio – reported	64.2	64.1	64.2	64.1
Efficiency ratio – adjusted	64.0	64.1	64.0	64.1
Number of U.S. retail stores	1,305	1,306	1,305	1,306
Average number of full-time equivalent staff	25,781	26,044	25,781	26,044
1	Includes provisions for credit losses on ACI loans including all Federal Deposit Insurance Corporation (FDIC) covered loans.
2	Results exclude the impact related to the equity in net income of the investment in TD Ameritrade.
3	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
4	Effective November 1, 2014, capital allocated to the business segments is based on 9% CET1 Capital. These changes have been applied prospectively.
5	The margin on average earning assets excludes the impact related to the TD Ameritrade insured deposit accounts (IDA). On a prospective basis, beginning in the second quarter of 2015, the margin on average earning assets (a) excludes the impact of cash collateral deposited by affiliates with the U.S. banks, which have been eliminated at the U.S. Retail segment level and (b) the allocation of investments to the IDA has been changed to reflect the Basel III liquidity rules.

Revenue from and PCL on Target Corporation (Target) credit card accounts are presented on a gross basis in the U.S. Retail Bank's results, with Target’s share of net earnings included in non-interest expenses. In the third quarter of 2015, the contribution to net income from Target was lower than the prior quarter and relatively flat compared to the same period last year.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 17

Quarterly comparison – Q3 2015 vs. Q3 2014

U.S. Retail net income for the quarter on a reported basis was $674 million (US$543 million). U.S. Retail adjusted net income for the quarter was $650 million (US$524 million), which included net income of $558 million (US$450 million) from the U.S. Retail Bank and $92 million (US$74 million) from TD’s investment in TD Ameritrade. Canadian dollar earnings benefited from the strengthening of the U.S. dollar with adjusted earnings increasing 16% to $650 million. The reported annualized return on common equity for the quarter was 8.6%, compared to 9.0% for the third quarter last year. The adjusted annualized return on common equity for the quarter was 8.3%, compared to 9.0% for the third quarter last year.

U.S. Retail Bank net income for the quarter on a reported basis increased US$20 million, or 4%, compared with the third quarter last year. U.S. Retail Bank adjusted net income increased US$1 million compared to the third quarter last year due to strong organic volume growth, largely offset by lower margins and higher PCL. The contribution from TD Ameritrade of US$74 million was up 7% compared with the third quarter last year, primarily due to an increase in asset growth and transaction revenue, partially offset by higher operating expenses.

U.S. Retail Bank revenue is derived from personal banking, business banking, investments, auto lending, credit cards, and wealth management. Revenue for the quarter was US$1,911 million, an increase of US$20 million, or 1%, compared with the third quarter last year, primarily due to strong loan and deposit growth and broad-based fee growth, partially offset by lower loan margins. Other non-interest income increased primarily due to customer account growth and higher transaction volume. Margin on average earning assets was 3.50%, a 26 bps decrease compared with the third quarter last year, due to lower loan margins, lower accretion on acquired portfolios, and change in balance sheet mix. Average loan volumes increased US$12 billion, or 11%, compared with the third quarter last year due to 17% growth in business loans and 4% growth in personal loans. Average deposit volumes increased US$11 billion, or 6%, compared with the third quarter last year, driven by 7% growth in personal deposit volume, 5% growth in business deposit volume, and 4% growth in TD Ameritrade deposit volume.

PCL for the quarter was US$161 million, an increase of US$43 million, or 36%, compared with the third quarter last year, primarily due to higher provisions for commercial loans. Personal banking PCL was US$115 million, a decrease of US$11 million, or 9%, compared with the third quarter last year, primarily due to lower provisions for home equity loans, partially offset by volume growth. Business banking PCL was US$45 million, an increase of US$55 million compared to the third quarter last year primarily due to an increase in allowance build. Net impaired loans, excluding acquired credit-impaired (ACI) loans and debt securities classified as loans, were US$1.4 billion, an increase of US$181 million, or 15%, compared with the third quarter last year driven primarily by increases in performing home equity loans, as certain borrowers who are current on their interest-only payment but are shifting to interest and principal payments have been reported as impaired. Net impaired loans as a percentage of total loans were 1.1% as at July 31, 2015, flat compared with the third quarter last year. Net impaired debt securities classified as loans were US$812 million, a decrease of US$109 million, or 12%, compared with the third quarter last year.

Reported non-interest expenses for the quarter were US$1,179 million, a decrease of US$41 million, or 3%, compared with the third quarter last year, primarily due to a recovery of litigation costs. Adjusted non-interest expenses for the quarter were US$1,209 million, a decrease of US$11 million, or 1%, compared with the third quarter last year, primarily due to ongoing productivity savings, partially offset by higher expenses to support growth and higher regulatory costs.

The reported efficiency ratio for the quarter was 61.7%, compared with 64.5% in the third quarter last year, while the adjusted efficiency ratio was 63.4%, compared with 64.5% in the third quarter last year.

Quarterly comparison – Q3 2015 vs. Q2 2015

U.S. Retail Bank net income for the quarter on a reported basis increased US$62 million, or 15%, compared with the prior quarter. U.S. Retail Bank adjusted net income increased US$17 million, or 4%, primarily due to three additional days in the current quarter, higher fee income, and disciplined expense management, partially offset by higher PCL. The contribution from TD Ameritrade increased US$5 million, or 7%, compared with the prior quarter primarily due to an increase in asset growth, partially offset by lower transaction revenue and a favourable settlement of uncertain tax positions in the prior quarter. The reported annualized return on common equity for the quarter was 8.6%, compared to 7.9% in the prior quarter. The adjusted annualized return on common equity for the quarter was 8.3%, flat compared to the prior quarter.

Revenue for the quarter increased US$58 million, or 3%, primarily due to good fee growth, strong loan and deposit growth, and three additional days in the current quarter, partially offset by lower loan and deposit margins. Margin on average earning assets was 3.50%, a 12 bps decrease driven by lower loan margins, a decline in U.S. Partner Card programs, and change in balance sheet mix. Average loan volumes increased US$3 billion, or 3%, compared with the prior quarter due to 4% growth in business loans and 1% growth in personal loans. Average deposit volumes increased US$2 billion, or 1%, compared with the prior quarter driven by 1% growth in personal deposit volume and 1% growth in TD Ameritrade deposit volume, while business deposits remained relatively flat.

PCL for the quarter increased US$57 million, or 55%, compared with the prior quarter, primarily due to increased provisions on business banking and credit card loans. Personal banking PCL was US$115 million, an increase of US$15 million, or 15%, from the prior quarter primarily due to higher provisions for credit card loans, partially offset by lower provisions for residential mortgage loans. Business banking PCL was US$45 million, an increase of US$32 million, compared with the prior quarter, primarily due to an increase in allowance build. Net impaired loans, excluding ACI loans and debt securities classified as loans, were US$1.4 billion, which was 1.1% of total loans as at July 31, 2015, flat compared with prior quarter. Net impaired debt securities classified as loans decreased US$38 million, or 4%, compared with the prior quarter.

Reported non-interest expenses for the quarter decreased US$86 million, or 7%, compared with the prior quarter. Adjusted non-interest expenses for the quarter decreased US$14 million, or 1%, compared with the prior quarter, primarily due to ongoing productivity savings, partially offset by three additional days in the current quarter.

The reported efficiency ratio for the quarter was 61.7%, compared with 68.2% in the prior quarter, while the adjusted efficiency ratio was 63.4%, compared with 66.0% in the prior quarter.

Year-to-date comparison – Q3 2015 vs. Q3 2014

U.S. Retail net income for the nine months ended July 31, 2015, on a reported basis was $1,893 million (US$1,555 million). U.S. Retail adjusted net income for the nine months ended July 31, 2015, was $1,901 million (US$1,562 million), which included net income of $1,634 million (US$1,340 million) from the U.S. Retail Bank and $267 million (US$222 million) from TD’s investment in TD Ameritrade. Canadian dollar earnings benefited from a strengthening of the U.S. dollar. The reported and adjusted annualized return on common equity for the nine months ended July 31, 2015, was 8.3% and 8.4%, respectively, compared with 8.7% for the same period last year.

U.S. Retail Bank net income on a reported basis increased US$61 million, or 5%, compared with the same period last year. U.S. Retail Bank adjusted net income increased US$68 million, or 5%, compared with the same period last year, primarily due to lower PCL, good expense management, and strong organic volume growth, partially offset by lower margins and lower gains on sales of securities. The contribution from TD Ameritrade of US$222 million increased US$18 million, or 9%, compared with the same period last year, primarily due to increased asset growth, higher transaction revenue, and the favourable settlement of uncertain tax positions, partially offset by higher operating expenses.

Revenue was US$5,671 million, a decrease of US$41 million, or 1%, compared with the same period last year, primarily due to lower loan and deposit margins, lower revenue from Target, and lower gains on sales of securities, partially offset by strong loan and deposit growth. Margin on average earning assets was 3.61%, a 17 bps decrease compared with the same period last year, primarily due to lower loan margins. Average loan volumes increased US$11 billion, or 10%, compared with the same period last year, with a 16% increase in business loans and a 4% increase in personal loans. Average deposit volumes increased US$10 billion, or 5%, compared with the same period last year driven by 5% growth in business deposits, 7% growth in personal deposits, and 3% growth in TD Ameritrade deposits.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 18

PCL was US$419 million, a decrease of US$77 million, or 16%, compared with the same period last year. Personal banking PCL was US$368 million, a decrease of US$145 million, or 28%, compared with the same period last year, primarily due to lower provisions for credit card loans and auto loans. Business banking PCL was US$58 million compared to a recovery of US$25 million in the same period last year, primarily due to an increase in allowance build and volume growth. Annualized PCL as a percentage of credit volume for loans excluding debt securities classified as loans was 0.47%, a decrease of 32 bps compared to the same period last year.

Reported non-interest expenses were US$3,637 million, a decrease of US$21 million, or 1%, compared with the same period last year. Adjusted non-interest expenses were US$3,625 million, a decrease of US$33 million, or 1%, compared with the same period last year, primarily due to ongoing productivity savings and a benefit resulting from elective early lump sum pension payouts, partially offset by higher expenses to support growth and an increase in regulatory costs.

The reported efficiency ratio was 64.2%, compared with 64.1% for the same period last year, and the adjusted efficiency ratio was 64.0%, compared with 64.1% for the same period last year.

Business Outlook

The U.S. Retail business remains focused on delivering legendary customer service and convenience and deepening relationships across all distribution channels. We do not anticipate any significant changes in the operating environment for the remainder of the year. Although competition for loans and deposits will remain intense, we expect to post strong volume loan and deposit growth. In the absence of rate increases, we expect margins to remain under pressure. Similar to this quarter, we expect an increase in year-over-year credit losses driven by volume growth, increases in allowance build, and recoveries in the prior year. The year-to-date expenses have been very well managed and we expect our full year expenses will be in line with the prior year. We remain committed to making the necessary investments to support future growth and regulatory compliance, while maintaining our focus on productivity initiatives.

TD AMERITRADE HOLDING CORPORATION

Refer to Note 8 to the Bank’s Interim Consolidated Financial Statements for further information on TD Ameritrade.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 19

TABLE 13: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2015	2015	2014	2015	2014
Net interest income (TEB)	$564	$584	$589	$1,745	$1,673
Non-interest income	201	200	91	515	403
Total revenue	765	784	680	2,260	2,076
Provision for credit losses	2	–	5	4	12
Non-interest expenses	431	447	392	1,311	1,208
Net income	$239	$246	$216	$677	$653

Selected volumes and ratios
Trading-related revenue	$425	$424	$325	$1,229	$1,098
Return on common equity[1]	17.2%	17.7%	18.4%	15.9%	19.0%
Efficiency ratio	56.3	57.0	57.6	58.0	58.2
Average number of full-time equivalent staff	3,736	3,771	3,726	3,751	3,630
1	Effective November 1, 2014, capital allocated to the business segments is based on 9% CET1 Capital. These changes have been applied prospectively.

Quarterly comparison – Q3 2015 vs. Q3 2014

Wholesale Banking net income for the quarter was $239 million, an increase of $23 million, or 11%, compared with the third quarter last year due to higher revenue, partially offset by higher non-interest expenses and a higher effective tax rate. The annualized return on common equity for the quarter was 17.2%, compared with 18.4% in the third quarter last year.

Wholesale Banking revenue is derived primarily from capital markets services and corporate lending. The capital markets businesses generate revenue from advisory, underwriting, trading, facilitation, and trade execution services. Revenue for the quarter was $765 million, an increase of $85 million, or 13%, compared with the third quarter last year. Revenue increased primarily due to higher fixed income and equity trading revenue, increased mergers and acquisitions (M&A) fees, and higher corporate lending revenue on strong loan volume growth both in Canada and the U.S. The increase in revenue was partially offset by lower equity underwriting fees as the third quarter last year benefitted from strong client activity.

PCL for the quarter decreased $3 million compared with the third quarter last year and consisted primarily of the accrual cost of credit protection.

Non-interest expenses for the quarter were $431 million, an increase of $39 million, or 10%, compared with the third quarter last year. The increase was primarily due to higher initiative spend, the impact of foreign exchange translation, and higher variable compensation commensurate with increased revenue.

Quarterly comparison – Q3 2015 vs. Q2 2015

Wholesale Banking net income for the quarter decreased $7 million, or 3%, compared with the prior quarter due to lower revenue, partially offset by lower non-interest expenses. The annualized return on common equity for the quarter was 17.2%, compared with 17.7% in the prior quarter.

Revenue for the quarter decreased $19 million, or 2%, compared with the prior quarter. Revenue decreased primarily due to lower underwriting fees as the prior quarter benefited from stronger client activity in debt and equity capital markets. The decrease in revenue was partially offset by higher M&A fees, higher corporate lending revenue on strong loan volume growth, and security gains in the investment portfolio.

PCL for the quarter increased $2 million compared with the prior quarter and consisted primarily of the accrual cost of credit protection.

Non-interest expenses for the quarter decreased $16 million, or 4%, primarily due to lower variable compensation.

Year-to-date comparison – Q3 2015 vs. Q3 2014

Wholesale Banking net income for the nine months ended July 31, 2015, was $677 million, an increase of $24 million, or 4%, compared with the same period last year due to higher revenue, partially offset by higher non-interest expenses and a higher effective tax rate. The annualized return on common equity was 15.9%, compared with 19.0% in the same period last year.
Revenue was $2,260 million, an increase of $184 million, or 9%, compared with the same period last year. The increase in revenue was primarily due to higher foreign exchange and equity trading on improved client activity, and stronger corporate lending and underwriting volumes from our continued focus on origination in Canada and the U.S. The increase in revenue was partially offset by lower fixed income trading revenue and lower M&A fees.

PCL was $4 million, a decrease of $8 million compared with the same period last year, and consisted primarily of the accrual cost of credit protection.

Non-interest expenses were $1,311 million, an increase of $103 million, or 9%, compared with the same period last year. The increase was primarily due to higher variable compensation commensurate with increased revenue, the impact of foreign exchange translation, and higher initiative spend.

Business Outlook

Overall, the global economy is showing modest growth and we continue to see gradual improvements in capital markets even with recent uncertainty in European markets. However, we remain cautious as a combination of evolving capital and regulatory changes, uncertainty over the outlook for interest rates, volatile energy markets, and the weaker Canadian dollar will continue to impact our business. While these factors will likely affect corporate and investor sentiment in the near term, we believe our diversified, integrated business model will continue to deliver solid results and grow our franchise. We remain focused on growing and deepening client relationships, being a valued counterparty, and managing our risks and productivity for the remainder of the year.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 20

TABLE 14: CORPORATE
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2015	2015	2014	2015	2014
Net income (loss) – reported	$(204)	$(417)	$(70)	$(827)	$(47)
Adjustments for items of note[1]
Amortization of intangibles	62	65	60	190	184
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	(19)	(15)	(24)	(34)	(43)
Restructuring charges	–	228	–	228	–
Impact of Alberta flood on the loan portfolio	–	–	(19)	–	(19)
Gain on sale of TD Waterhouse Institutional Services	–	–	–	–	(196)
Total adjustments for items of note	43	278	17	384	(74)
Net income (loss) – adjusted	$(161)	$(139)	$(53)	$(443)	$(121)

Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(193)	$(177)	$(170)	$(542)	$(494)
Other	4	10	90	16	293
Non-controlling interests	28	28	27	83	80
Net income (loss) – adjusted	$(161)	$(139)	$(53)	$(443)	$(121)
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Quarterly comparison – Q3 2015 vs. Q3 2014

Corporate segment’s reported net loss for the quarter was $204 million, compared with a reported net loss of $70 million in the third quarter last year. Adjusted net loss was $161 million, compared with an adjusted net loss of $53 million in the third quarter last year. Adjusted net loss increased largely due to lower contribution from Other items, primarily driven by positive tax items recognized in the third quarter last year. Net corporate expenses increased as a result of ongoing investment in enterprise and regulatory projects.

Quarterly comparison – Q3 2015 vs. Q2 2015

Corporate segment’s reported net loss for the quarter was $204 million, compared with a reported net loss of $417 million in the prior quarter. Adjusted net loss was $161 million, compared with an adjusted net loss of $139 million in the prior quarter. The increase in adjusted net loss was primarily due to higher net corporate expenses.

Year-to-date comparison – Q3 2015 vs. Q3 2014

Corporate segment’s reported net loss for the nine months ended July 31, 2015, was $827 million, compared with a reported net loss of $47 million in the same period last year. Current period reported net loss includes restructuring charges of $337 million ($228 million after tax). Adjusted net loss for the nine months ended July 31, 2015, was $443 million, compared with an adjusted net loss of $121 million in the same period last year. The increase in adjusted net loss was due to lower contribution from Other items and higher net corporate expenses. The unfavourable impact of Other items was due to the gains on sales of TD Ameritrade shares last year ($85 million after tax), lower revenue from treasury and balance sheet management activities, prior year releases for incurred but not identified credit losses related to the Canadian loan portfolio, and positive tax items recognized last year. Net corporate expenses increased as a result of ongoing investment in enterprise and regulatory projects.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 21

BALANCE SHEET REVIEW

Total assets were $1.1 trillion as at July 31, 2015, an increase of $139 billion, or 14%, from October 31, 2014. The impact of foreign currency translation added $45 billion, or 4%, to growth in total assets. The net increase was primarily due to a $50 billion increase in loans (net of allowance for loan losses), $20 billion increase in securities purchased under reverse repurchase agreements, $19 billion increase in derivatives, $17 billion increase in held-to-maturity securities, and a $15 billion increase in available-for-sale securities.

Loans (net of allowance for loan losses) increased $50 billion primarily driven by an increase in the U.S. Retail segment. The increase in the U.S. Retail segment was primarily due to growth in business and government loans and the impact of foreign currency translation.

Securities purchased under reverse repurchase agreements increased $20 billion primarily due to an increase in trade volumes and movement in rates in Wholesale Banking.

Derivatives increased $19 billion primarily driven by the current interest rate and foreign exchange environment.

Held-to-maturity securities increased $17 billion primarily due to new investments and the impact of foreign currency translation.

Available-for-sale securities increased $15 billion primarily due to new investments and the impact of foreign currency translation.

Total liabilities were $1.0 trillion as at July 31, 2015, an increase of $129 billion, or 14%, from October 31, 2014. The impact of foreign currency translation added $44 billion, or 4%, to growth in total liabilities. The net increase was primarily due to an $85 billion increase in deposits, $21 billion increase in trading deposits, $21 billion increase in obligations related to securities sold under repurchase agreements, and a $12 billion increase in derivatives.

Deposits increased $85 billion largely driven by U.S. Retail. The increase in the U.S. Retail deposits was primarily due to business and government deposits, personal non-term deposits, bank deposits, and the impact of foreign currency translation.

Trading deposits increased $21 billion primarily due to higher issuances of certificates of deposit and commercial paper sales in Wholesale Banking.

Obligations related to securities sold under repurchase agreements increased $21 billion primarily due to an increase in trade volumes and movement in rates in Wholesale Banking.

Derivatives increased $12 billion primarily driven by the current interest rate and foreign exchange environment.

Equity was $66 billion as at July 31, 2015, an increase of $10 billion, or 17%, from October 31, 2014. The increase was primarily due to an increase in accumulated other comprehensive income driven by higher cumulative translation adjustment gains as a result of foreign currency translation and growth in retained earnings.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 22

CREDIT PORTFOLIO QUALITY

Quarterly comparison – Q3 2015 vs. Q3 2014

Gross impaired loans excluding debt securities classified as loans, Federal Deposit Insurance Corporation (FDIC) covered loans, and other ACI loans were $3.1 billion as at July 31, 2015, an increase of $0.4 billion, or 17%, compared with the third quarter last year, primarily due to the impact of foreign exchange. U.S. Retail gross impaired loans increased $0.6 billion, or 38%, compared with the third quarter last year, primarily due to the impact of foreign exchange. Canadian Retail gross impaired loans decreased $0.1 billion, or 12%, compared with the third quarter last year, primarily due to improved credit quality across the portfolio. Net impaired loans were $2.5 billion as at July 31, 2015, an increase of $0.4 billion, or 18%, compared with the third quarter last year, primarily due to the impact of foreign exchange.

The allowance for credit losses of $3.6 billion as at July 31, 2015, was composed of a counterparty-specific allowance of $0.4 billion, a collectively assessed allowance for individually insignificant impaired loans of $0.5 billion, and an allowance for incurred but not identified credit losses of $2.8 billion.

The counterparty-specific allowance increased $43 million, or 12%, compared with the third quarter last year, primarily due to the impact of foreign exchange. The collectively assessed allowance for individually insignificant impaired loans increased $39 million, or 9%, compared with the third quarter last year due to the impact of foreign exchange. The allowance for incurred but not identified credit losses increased $282 million, or 11%, compared with the third quarter last year primarily due to the impact of foreign exchange.

The allowance for incurred but not identified credit losses is established to recognize losses that management estimates to have occurred at the portfolio level at the balance sheet date for loans not yet specifically identified as impaired. The Bank periodically reviews the methodology for calculating the allowance for incurred but not identified credit losses. As part of this review, certain revisions may be made to reflect updates in statistically derived loss estimates for the Bank’s recent loss experience of its credit portfolios, which may cause the Bank to provide or release amounts from the allowance for incurred but not identified losses. During the third quarter of 2015, certain refinements were made to the methodology, the cumulative effect of which was not material and which was included in the change for the quarter.

Quarterly comparison – Q3 2015 vs. Q2 2015

Gross impaired loans excluding debt securities classified as loans, FDIC covered loans, and other ACI loans increased $172 million, or 6%, compared with the prior quarter, primarily due to the impact of foreign exchange. Impaired loans net of allowance increased $151 million, or 6%, compared with the prior quarter, primarily due to the impact of foreign exchange.

The counterparty-specific allowance increased $31 million, or 9%, compared with the prior quarter, primarily due to the impact of foreign exchange. The collectively assessed allowance for individually insignificant impaired loans increased $3 million, or 1%, compared with the prior quarter. The allowance for incurred but not identified credit losses increased $184 million, or 7%, compared with the prior quarter primarily due to the impact of foreign exchange.

TABLE 15: CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2015	2015	2014	2015	2014
Personal, Business, and Government Loans[1,2]
Impaired loans as at beginning of period	$2,905	$2,967	$2,746	$2,731	$2,692
Classified as impaired during the period	1,206	1,124	1,092	3,498	3,450
Transferred to not impaired during the period	(329)	(290)	(373)	(909)	(1,048)
Net repayments	(334)	(265)	(291)	(880)	(881)
Disposals of loans	–	–	–	(8)	(7)
Amounts written off	(527)	(535)	(531)	(1,619)	(1,639)
Recoveries of loans and advances previously written off	–	–	–	–	–
Exchange and other movements	156	(96)	(7)	264	69
Impaired loans as at end of period	$3,077	$2,905	$2,636	$3,077	$2,636

1	Excludes debt securities classified as loans. For additional information refer to the “Exposure to Non-Agency Collateralized Mortgage Obligations” section of this document and Note 5 to the Interim Consolidated Financial Statements.
2	Excludes FDIC covered loans and other ACI loans. For additional information refer to the “Exposure to Acquired Credit-Impaired Loans” discussion and table in this section of the document and Note 5 to the Interim Consolidated Financial Statements.

TABLE 16: ALLOWANCE FOR CREDIT LOSSES
(millions of Canadian dollars, except as noted)			As at
	July 31	April 30	July 31
	2015	2015	2014
Allowance for loan losses for on-balance sheet loans
Counterparty-specific	$395	$364	$352
Individually insignificant	481	478	442
Incurred but not identified credit losses	2,468	2,308	2,211
Total allowance for loan losses for on-balance sheet loans	3,344	3,150	3,005
Allowance for off-balance sheet positions
Incurred but not identified credit losses	287	263	262
Total allowance for off-balance sheet positions	287	263	262
Allowance for credit losses	$3,631	$3,413	$3,267
Impaired loans, net of allowance[1,2]	$2,532	$2,381	$2,139
Net impaired loans as a percentage of net loans[1,2]	0.47%	0.46%	0.45%
Provision for credit losses as a percentage of net average loans and acceptances	0.33	0.30	0.29

1	Excludes debt securities classified as loans. For additional information refer to the “Exposure to Non-Agency Collateralized Mortgage Obligations” section of this document and Note 5 to the Interim Consolidated Financial Statements.
2	Excludes FDIC covered loans and other ACI loans. For additional information refer to the “Exposure to Acquired Credit-Impaired Loans” discussion and table in this section of the document and Note 5 to the Interim Consolidated Financial Statements.
TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 23

Real Estate Secured Lending

Retail real estate secured lending includes mortgages and lines of credit to North American consumers to satisfy financing needs including home purchases and refinancing. While the Bank retains first lien on the majority of properties held as security, there is a small portion of loans with second liens, but most of these are behind a TD mortgage that is in first position. In Canada, credit policies ensure that the combined exposure of all uninsured facilities on one property does not exceed 80% of the collateral value at origination. Lending at a higher loan-to-value ratio is permitted by legislation, but requires default insurance. This insurance is contractual coverage for the life of eligible facilities and protects the Bank's real estate secured lending portfolio against potential losses caused by borrower default. The Bank also purchases default insurance on lower loan-to-value ratio loans. The insurance is provided by either government-backed entities or approved private mortgage insurers. In the United States, for residential mortgage originations, mortgage insurance is usually obtained from either government-backed entities or approved private mortgage insurers when the loan-to-value exceeds 80% of the collateral value at origination.

The Bank regularly performs stress tests on its real estate lending portfolio as part of its overall stress testing program. This is done with a view to determine the extent to which the portfolio would be vulnerable to a severe downturn in economic conditions. The effect of severe changes in house prices, interest rates, and unemployment levels are among the factors considered when assessing the impact on credit losses and the Bank’s overall profitability. A variety of portfolio segments, including dwelling type and geographical regions, are examined during the exercise to determine whether specific vulnerabilities exist. Based on the Bank's most recent reviews, potential losses on all real estate secured lending exposures are considered manageable.

TABLE 17: REAL ESTATE SECURED LENDING[1,2]
(millions of Canadian dollars, except as noted)
											As at
	Residential mortgages				Home equity lines of credit				Total
	Insured[3]		Uninsured		Insured[3]		Uninsured		Insured[3]		Uninsured
								July 31, 2015
Canada
Atlantic provinces	$4,048	2.2%	$1,586	0.9%	$599	1.0%	$921	1.5%	$4,647	1.9%	$2,507	1.0%
British Columbia[4]	19,530	10.8	13,214	7.3	3,345	5.5	7,647	12.5	22,875	9.5	20,861	8.6
Ontario[4]	54,025	30.0	32,000	17.7	11,061	18.2	20,761	33.9	65,086	26.9	52,761	21.8
Prairies[4]	27,512	15.2	10,700	5.9	4,777	7.8	7,400	12.1	32,289	13.4	18,100	7.5
Québec	12,341	6.8	5,751	3.2	1,870	3.1	2,656	4.4	14,211	5.9	8,407	3.5
Total Canada	117,456	65.0%	63,251	35.0%	21,652	35.6%	39,385	64.4%	139,108	57.6%	102,636	42.4%
United States	931		26,648		10		13,483		941		40,131
Total	$118,387		$89,899		$21,662		$52,868		$140,049		$142,767

								October 31, 2014
Canada
Atlantic provinces	$4,110	2.3%	$1,398	0.8%	$649	1.1%	$822	1.4%	$4,759	2.0%	$2,220	0.9%
British Columbia[4]	20,660	11.8	11,408	6.5	3,720	6.2	7,278	12.2	24,380	10.4	18,686	8.0
Ontario[4]	56,967	32.5	26,371	15.1	12,226	20.6	18,394	30.9	69,193	29.5	44,765	19.1
Prairies[4]	27,658	15.8	9,067	5.2	5,267	8.8	6,873	11.5	32,925	14.0	15,940	6.8
Québec	12,442	7.1	5,044	2.9	2,035	3.4	2,304	3.9	14,477	6.2	7,348	3.1
Total Canada	121,837	69.5%	53,288	30.5%	23,897	40.1%	35,671	59.9%	145,734	62.1%	88,959	37.9%
United States	753		23,034		9		11,791		762		34,825
Total	$122,590		$76,322		$23,906		$47,462		$146,496		$123,784
1	Geographic location is based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
3	Default insurance is contractual coverage for the life of eligible facilities whereby the Bank's exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.
4	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

The following table provides a summary of the Bank’s residential mortgages by remaining amortization period. All figures are calculated based on current customer payment behaviour in order to properly reflect the propensity to prepay by borrowers. The current customer payment basis accounts for any accelerated payments made to date and projects remaining amortization based on existing balance outstanding and current payment terms.

TABLE 18: RESIDENTIAL MORTGAGES BY REMAINING AMORTIZATION[1,2]
									As at
	<5	5– <10	10– <15	15– <20	20– <25	25– <30	30– <35	>=35
	years	years	years	years	years	years	years	years	Total
						July 31, 2015
Canada	1.2%	4.5%	8.0%	13.9%	36.5%	31.8%	4.1%	–%	100%
United States	2.4	2.5	17.0	3.8	11.7	61.6	0.8	0.2	100
Total	1.4%	4.3%	9.2%	12.5%	33.2%	35.6%	3.7%	0.1%	100%

						October 31, 2014
Canada	1.3%	4.5%	8.2%	12.8%	32.8%	30.9%	9.5%	–%	100%
United States	2.3	1.9	18.8	2.9	10.4	63.0	0.6	0.1	100
Total	1.4%	4.2%	9.4%	11.6%	30.2%	34.7%	8.4%	0.1%	100%
1	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
2	Percentage based on outstanding balance.
TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 24

TABLE 19: UNINSURED AVERAGE LOAN-TO-VALUE – Newly Originated and Newly Acquired[1,2,3]
	For the three months ended
	Residential	Home equity
	mortgages	lines of credit[4]	Total
		July 31, 2015
Canada
Atlantic provinces	74%	67%	72%
British Columbia[5]	69	62	67
Ontario[5]	69	65	68
Prairies[5]	73	68	71
Québec	72	70	72
Total Canada	70	65	68
United States	69	62	66
Total	70%	65%	68%

	For the twelve months ended
		October 31, 2014
Canada
Atlantic provinces	73%	62%	71%
British Columbia[5]	68	59	65
Ontario[5]	69	61	67
Prairies[5]	72	63	70
Québec	71	62	70
Total Canada	70	61	68
United States	70	65	68
Total	70%	62%	68%
1	Geographic location is based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
3	Based on house price at origination.
4	Home equity lines of credit loan-to-value includes first position collateral mortgage if applicable.
5	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

Non-Prime Loans

As at July 31, 2015, the Bank had approximately $2.5 billion (October 31, 2014 – $2.4 billion) gross exposure to non-prime loans, which primarily consists of automotive loans originated in Canada. The credit loss rate, which is an indicator of credit quality and is defined as the total PCL of the quarter divided by the average month-end loan balance, was approximately 2.69% on an annual basis (October 31, 2014 – 4.91%). The portfolio continues to perform as expected. These loans are recorded at amortized cost.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 25

Sovereign Risk

The following table provides a summary of the Bank’s credit exposure to certain European countries, including Greece, Italy, Ireland, Portugal, and Spain (GIIPS).

TABLE 20: EXPOSURE TO EUROPE – Total Net Exposure by Country and Counterparty
(millions of Canadian dollars)
													As at
	Loans and commitments[1]				Derivatives, repos, and securities lending[2]				Trading and investment portfolio[3,4]				Total
	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Exposure[5]
Country											July 31, 2015
GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	164	4	168	–	–	3	3	7	25	12	44	215
Ireland	–	–	–	–	1	–	413	414	–	–	–	–	414
Portugal	–	–	–	–	–	–	–	–	–	–	–	–	–
Spain	–	28	47	75	–	–	58	58	5	2	2	9	142
Total GIIPS	–	192	51	243	1	–	474	475	12	27	14	53	771
Rest of Europe
Finland	7	67	13	87	–	30	79	109	–	956	–	956	1,152
France	485	–	160	645	96	481	1,098	1,675	31	3,339	176	3,546	5,866
Germany	1,452	534	152	2,138	565	720	775	2,060	149	9,450	113	9,712	13,910
Netherlands	517	332	440	1,289	615	343	343	1,301	27	3,846	718	4,591	7,181
Sweden	–	57	134	191	–	34	31	65	2	520	463	985	1,241
Switzerland	998	34	231	1,263	17	–	603	620	7	–	190	197	2,080
United Kingdom	2,083	2,363	155	4,601	781	689	4,961	6,431	115	604	4,477	5,196	16,228
Other[6]	193	24	45	262	158	161	229	548	7	1,339	239	1,585	2,395
Total Rest of Europe	5,735	3,411	1,330	10,476	2,232	2,458	8,119	12,809	338	20,054	6,376	26,768	50,053
Total Europe	$5,735	$3,603	$1,381	$10,719	$2,233	$2,458	$8,593	$13,284	$350	$20,081	$6,390	$26,821	$50,824

Country											October 31, 2014
GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	232	5	237	–	–	3	3	9	12	9	30	270
Ireland	–	–	–	–	14	–	417	431	–	–	–	–	431
Portugal	–	–	–	–	–	–	–	–	–	–	–	–	–
Spain	35	6	65	106	–	–	32	32	11	3	1	15	153
Total GIIPS	35	238	70	343	14	–	452	466	20	15	10	45	854
Rest of Europe
France	481	40	88	609	133	168	974	1,275	93	1,792	118	2,003	3,887
Germany	954	474	159	1,587	320	673	480	1,473	220	6,094	137	6,451	9,511
Netherlands	416	145	427	988	362	227	224	813	36	2,932	606	3,574	5,375
Sweden	–	76	101	177	–	30	30	60	4	621	539	1,164	1,401
Switzerland	854	–	198	1,052	19	–	611	630	68	–	74	142	1,824
United Kingdom	1,568	1,772	156	3,496	567	227	3,641	4,435	197	704	4,241	5,142	13,073
Other[6]	107	137	69	313	162	220	330	712	33	1,734	75	1,842	2,867
Total Rest of Europe	4,380	2,644	1,198	8,222	1,563	1,545	6,290	9,398	651	13,877	5,790	20,318	37,938
Total Europe	$4,415	$2,882	$1,268	$8,565	$1,577	$1,545	$6,742	$9,864	$671	$13,892	$5,800	$20,363	$38,792
1	Exposures include interest-bearing deposits with banks and are presented net of impairment charges where applicable. There were no impairment charges for European exposures as at July 31, 2015, or October 31, 2014.
2	Exposures are calculated on a fair value basis and are net of collateral. Total market value of pledged collateral is $6.5 billion for GIIPS (October 31, 2014 – $5.6 billion) and $37 billion for the rest of Europe (October 31, 2014 – $34.4 billion). Derivatives are presented as net exposures where there is an International Swaps and Derivatives Association (ISDA) master netting agreement.
3	Trading Portfolio exposures are net of eligible short positions. Deposits of $1.8 billion (October 31, 2014 – $1.3 billion) are included in the Trading and Investment Portfolio.
4	The fair values of the GIIPS exposures in Level 3 in the Trading and Investment Portfolio were not significant as at July 31, 2015, and October 31, 2014.
5	The reported exposures do not include $0.4 billion of protection the Bank purchased through credit default swaps (October 31, 2014 – $0.2 billion).
6	Other European exposure is distributed across 10 countries (October 31, 2014 – 12 countries), each of which has a net exposure below $1 billion as at July 31, 2015, and October 31, 2014.
TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 26

TABLE 21: EXPOSURE TO EUROPE – Gross European Lending Exposure by Country
(millions of Canadian dollars)			As at
	Loans and commitments
	Direct[1]	Indirect[2]	Total
Country	July 31, 2015
GIIPS
Greece	$–	$–	$–
Italy	165	3	168
Ireland	–	–	–
Portugal	–	–	–
Spain	28	47	75
Total GIIPS	193	50	243
Rest of Europe
Finland	63	24	87
France	150	495	645
Germany	1,207	931	2,138
Netherlands	714	575	1,289
Sweden	187	4	191
Switzerland	461	802	1,263
United Kingdom	2,544	2,057	4,601
Other[3]	120	142	262
Total Rest of Europe	5,446	5,030	10,476
Total Europe	$5,639	$5,080	$10,719

Country		October 31, 2014
GIIPS
Greece	$–	$–	$–
Italy	233	4	237
Ireland	–	–	–
Portugal	–	–	–
Spain	18	88	106
Total GIIPS	251	92	343
Rest of Europe
France	190	419	609
Germany	672	915	1,587
Netherlands	506	482	988
Sweden	173	4	177
Switzerland	353	699	1,052
United Kingdom	1,872	1,624	3,496
Other[3]	158	155	313
Total Rest of Europe	3,924	4,298	8,222
Total Europe	$4,175	$4,390	$8,565
1	Includes interest-bearing deposits with banks, funded loans, and banker’s acceptances.
2	Includes undrawn commitments and letters of credit.
3	Other European exposure is distributed across 10 countries (October 31, 2014 – 12 countries), each of which has a net exposure including loans and commitments, derivatives, repos and securities lending, and trading and investment portfolio below $1 billion as at July 31, 2015, and October 31, 2014.

Of the Bank’s European exposure, approximately 98% (October 31, 2014 – 97%) is to counterparties in countries rated AAA/AA+ by either Moody’s Investor Services (Moody’s) or Standard & Poor’s (S&P), with the majority of this exposure to the sovereigns themselves and to well-rated, systemically important banks in these countries. Derivatives and securities repurchase transactions are completed on a collateralized basis. The vast majority of derivatives exposure is offset by cash collateral while the repurchase transactions are backed largely by government securities rated AA- or better by either Moody’s or S&P, and cash. The Bank also takes a limited amount of exposure to well-rated corporate issuers in Europe where the Bank also does business with their related entities in North America.

In addition to the European exposure identified above, the Bank also has $8.4 billion (October 31, 2014 – $5.2 billion) of direct exposure to supranational entities with European sponsorship, and indirect exposure including $0.5 billion (October 31, 2014 – $1.9 billion) of European collateral from non-European counterparties related to repurchase and securities lending transactions that are margined daily, and $13 million (October 31, 2014 – $11 million) invested in European diversified investment funds and clearing houses.

As part of the Bank’s usual credit risk and exposure monitoring processes, all exposures are reviewed on a regular basis. European exposures are reviewed monthly or more frequently as circumstances dictate and are periodically stress tested to identify and understand any potential vulnerabilities. Based on the most recent reviews, all European exposures are considered manageable.

Exposure to ACQUIRED CREDIT-IMPAIRED LOANS

ACI loans are generally loans with evidence of incurred credit loss where it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments. Evidence of credit quality deterioration as of the acquisition date may include statistics such as past due status and credit scores. ACI loans are initially recorded at fair value and, as a result, no allowance for credit losses is recorded on the date of acquisition.

ACI loans were acquired through the acquisitions of FDIC-assisted transactions, which include FDIC-covered loans subject to loss sharing agreements with the FDIC, South Financial, Chrysler Financial, and the acquisitions of the credit card portfolios of MBNA Canada, Target, and Aeroplan. The following table presents the unpaid principal balance, carrying value, counterparty-specific allowance, allowance for individually insignificant impaired loans, and the net carrying value as a percentage of the unpaid principal balance for ACI loans as at July 31, 2015, and October 31, 2014.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 27

TABLE 22: ACQUIRED CREDIT-IMPAIRED LOAN PORTFOLIO
(millions of Canadian dollars, except as noted)						As at
				Allowance for
	Unpaid		Counterparty-	individually	Carrying	Percentage of
	principal	Carrying	specific	insignificant	value net of	unpaid principal
	balance[1]	value	allowance	impaired loans	allowances	balance
					July 31, 2015
FDIC-assisted acquisitions	$676	$639	$2	$50	$587	86.8%
South Financial	923	881	5	35	841	91.1
Other[2]	–	–	–	–	–	–
Total ACI loan portfolio	$1,599	$1,520	$7	$85	$1,428	89.3%

					October 31, 2014
FDIC-assisted acquisitions	$699	$660	$2	$49	$609	87.1%
South Financial	1,090	1,046	6	40	1,000	91.7
Other[2]	36	7	–	–	7	19.4
Total ACI loan portfolio	$1,825	$1,713	$8	$89	$1,616	88.5%
1	Represents contractual amount owed net of charge-offs since acquisition of the loan.
2	Other includes the ACI loan portfolios of Chrysler Financial and the credit card portfolios of MBNA Canada, Target, and Aeroplan.

During the three and nine months ended July 31, 2015, the Bank recorded a recovery of $7 million and $24 million, respectively, in PCL on ACI loans (three and nine months ended July 31, 2014 – recorded a provision of $7 million and $2 million, respectively). The following table provides key credit statistics by past due contractual status and geographic concentrations based on ACI loans unpaid principal balance.

TABLE 23: ACQUIRED CREDIT-IMPAIRED LOANS – Key Credit Statistics
(millions of Canadian dollars, except as noted)				As at
	July 31, 2015		October 31, 2014
	Unpaid principal balance[1]		Unpaid principal balance[1]
Past due contractual status
Current and less than 30 days past due	$1,406	87.9%	$1,540	84.4%
30-89 days past due	35	2.2	60	3.3
90 or more days past due	158	9.9	225	12.3
Total ACI loans	1,599	100.0	1,825	100.0
Geographic region
Florida	1,015	63.5	1,101	60.3
South Carolina	460	28.8	535	29.3
North Carolina	120	7.5	143	7.9
Other U.S. and Canada	4	0.2	46	2.5
Total ACI loans	$1,599	100.0%	$1,825	100.0%

1	Represents contractual amount owed net of charge-offs since acquisition of the loan.

Exposure to Non-Agency Collateralized Mortgage Obligations

As a result of the acquisition of Commerce Bancorp Inc., the Bank has exposure to non-agency Collateralized Mortgage Obligations (CMO) collateralized primarily by Alt-A and Prime Jumbo mortgages, most of which are pre-payable fixed-rate mortgages without rate reset features. At the time of acquisition, the portfolio was recorded at fair value, which became the new cost basis for this portfolio.

These debt securities are classified as loans and carried at amortized cost using the effective interest rate method, and are evaluated for loan losses on a quarterly basis using the incurred credit loss model. The impairment assessment follows the loan loss accounting model, where there are two types of allowances for credit losses, counterparty-specific and collectively assessed. Counterparty-specific allowances represent individually significant loans, including the Bank’s debt securities classified as loans, which are assessed for whether impairment exists at the counterparty-specific level. Collectively assessed allowances consist of loans for which no impairment is identified on a counterparty-specific level and are grouped into portfolios of exposures with similar credit risk characteristics to collectively assess if impairment exists at the portfolio level.

The allowance for losses that are incurred but not identified as at July 31, 2015, was US$44 million (October 31, 2014 – US$52 million).

The following table presents the par value, carrying value, allowance for loan losses, and the net carrying value as a percentage of the par value for the non-agency CMO portfolio as at July 31, 2015, and October 31, 2014. As at July 31, 2015, the balance of the remaining acquisition-related incurred loss was US$161 million (October 31, 2014 – US$187 million). This amount is reflected in the following table as a component of the discount from par to carrying value.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 28

TABLE 24: NON-AGENCY CMO LOANS PORTFOLIO
(millions of U.S. dollars, except as noted)					As at
			Allowance	Carrying	Percentage
	Par	Carrying	for loan	value net of	of par
	value	value	losses	allowance	value
				July 31, 2015
Non-Agency CMOs	$1,505	$1,327	$227	$1,100	73.1%

				October 31, 2014
Non-Agency CMOs	$1,748	$1,523	$241	$1,282	73.3%

During the second quarter of 2009, the Bank re-securitized a portion of the non-agency CMO portfolio. As part of the on-balance sheet re-securitization, new credit ratings were obtained for the re-securitized securities that better reflect the discount on acquisition and the Bank’s risk inherent on the entire portfolio. As a result, 12% of the non-agency CMO portfolio is rated AAA for regulatory capital reporting as at July 31, 2015 (October 31, 2014 – 13%). The net capital benefit of the re-securitization transaction is reflected in the changes in RWA. For accounting purposes, the Bank retained a majority of the beneficial interests in the re-securitized securities resulting in no financial statement impact. The Bank’s assessment of impairment for these reclassified securities is not impacted by a change in the credit ratings.

TABLE 25: NON-AGENCY ALT-A AND PRIME JUMBO CMO PORTFOLIO BY VINTAGE YEAR
(millions of U.S. dollars)						As at
	Alt-A		Prime Jumbo		Total
	Amortized	Fair	Amortized	Fair	Amortized	Fair
	cost	value	cost	value	cost	value
					July 31, 2015
2003	$40	$45	$44	$47	$84	$92
2004	66	75	20	22	86	97
2005	261	317	19	22	280	339
2006	205	234	96	108	301	342
2007	277	331	116	128	393	459
Total portfolio net of counterparty-specific
and individually insignificant credit losses	$849	$1,002	$295	$327	$1,144	$1,329
Less: allowance for incurred but not identified credit losses					44
Total					$1,100

					October 31, 2014
2003	$58	$65	$64	$68	$122	$133
2004	79	89	24	27	103	116
2005	300	361	23	26	323	387
2006	226	257	113	126	339	383
2007	310	371	137	152	447	523
Total portfolio net of counterparty-specific
and individually insignificant credit losses	$973	$1,143	$361	$399	$1,334	$1,542
Less: allowance for incurred but not identified credit losses					52
Total					$1,282

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 29

CAPITAL POSITION

Basel III Capital Framework

Capital requirements of the Basel Committee on Banking and Supervision (BCBS) are commonly referred to as Basel III. Under Basel III, Total Capital consists of three components, namely CET1, Additional Tier 1, and Tier 2 Capital. The sum of the first two components is defined as Tier 1 Capital. CET1 Capital is mainly comprised of common shares, retained earnings, and accumulated other comprehensive income, and is the highest quality capital and the predominant form of Tier 1 Capital. CET1 Capital also includes regulatory adjustments and deductions for items such as goodwill, intangible assets, and amounts by which capital items (that is, significant investments in CET1 Capital of financial institutions, mortgage servicing rights, and deferred tax assets from temporary differences) exceed allowable thresholds. Additional Tier 1 Capital primarily consists of preferred shares. Tier 2 Capital is mainly comprised of subordinated debt and certain loan loss allowances. Regulatory capital ratios are calculated by dividing CET1, Tier 1, and Total Capital by their respective RWAs1.

OSFI’s Capital Requirements under Basel III

OSFI’s Capital Adequacy Requirements (CAR) guideline details how the Basel III rules apply to Canadian banks.

Effective January 1, 2014, the CVA capital charge is phased in over a five year period based on a scalar approach whereby 57% of the CVA capital charge was applied in 2014 for the CET1 calculation. This percentage increased to 64% for 2015 and 2016, and increases to 72% in 2017, 80% in 2018, and 100% in 2019. A similar set of scalar phase-in percentages would also apply for the Tier 1 and Total Capital ratio calculations.

Effective January 1, 2013, all newly issued non-common Tier 1 and Tier 2 capital instruments must include non-viability contingent capital (NVCC) provisions (NVCC Provisions) to qualify as regulatory capital. NVCC Provisions require the conversion of non-common capital instruments into a variable number of common shares of the Bank if OSFI determines that the Bank is, or is about to become, non-viable and that after conversion of the non-common capital instruments, the viability of the Bank is expected to be restored, or if the Bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government without which the Bank would have been determined by OSFI to be non-viable. Existing non-common Tier 1 and Tier 2 capital instruments which do not include NVCC Provisions are non-qualifying capital instruments and are subject to a phase-out period which began in 2013 and ends in 2022.

The CAR guideline contains two methodologies for capital ratio calculation: (1) the “transitional” method; and (2) the “all-in” method. Under the “transitional” method, changes in capital treatment for certain items, as well as minimum capital ratio requirements, are being phased in over the period from 2013 to 2019. Under the “all-in” method, capital is defined to include all of the regulatory adjustments that will be required by 2019, while retaining the phase-out rules for non-qualifying capital instruments. The minimum CET1, Tier 1, and Total Capital ratios, based on the “all-in” method, are 4.5%, 6%, and 8%, respectively. OSFI expects Canadian banks to include an additional capital conservation buffer of 2.5%, effectively raising the CET1 minimum requirement to 7%. Including the capital conservation buffer, Canadian banks are required to maintain a minimum Tier 1 Capital ratio of 8.5% and a Total Capital ratio of 10.5%.

At the discretion of OSFI, a countercyclical common equity capital buffer (CCB) within a range of 0 to 2.5% could be imposed. No CCB is currently in effect.

In November 2011, the BCBS published the final rules on global systemically important banks (G-SIB). None of the Canadian banks have been designated as a G-SIB. In March 2013, OSFI designated the six major Canadian banks as domestic systemically important banks (D-SIB), for which a 1% common equity capital surcharge will be in effect from January 1, 2016. As a result, the six Canadian banks designated as D-SIBs, including TD, will be required to meet an “all-in” Pillar 1 target CET1 ratio of 8% no later than January 1, 2016.

OSFI's Regulatory Target Ratios under Basel III on an “All-In” Basis
Basel III Capital Ratios	BCBS minimum	Capital Conservation buffer	OSFI Regulatory Targets without D-SIB surcharge	Effective date	D-SIB surcharge	OSFI Regulatory Targets with D-SIB surcharge[2]
Common Equity Tier 1 Capital ratio	4.5%	2.5%	7.0%	January 1, 2013	1.0%	8.0%
Tier 1 Capital ratio	6.0%	2.5%	8.5%	January 1, 2014	1.0%	9.5%
Total Capital ratio	8.0%	2.5%	10.5%	January 1, 2014	1.0%	11.5%

Basel III introduced a non-risk sensitive leverage ratio to act as a supplementary measure to the risk-based capital requirements. Similar to OSFI’s assets-to-capital multiple (ACM), the objective of the leverage ratio is to constrain the build-up of excessive leverage in the banking sector, protecting against the inherent risk of excessive asset growth. The leverage ratio replaced the ACM effective January 1, 2015, and has a regulatory minimum requirement of 3%. The leverage ratio is calculated as per OSFI’s Leverage Requirements guideline. The key components in the calculation of the ratio include, but are not limited to, Tier 1 Capital, on-balance sheet assets with adjustments made to derivative and securities financing transaction exposures, and credit equivalent amounts of off-balance sheet exposures.

Future Regulatory Capital Developments

In December 2014, BCBS published the final standards on the revised securitization framework. The final framework, effective January 2018, enhanced the current methodologies for calculating securitization RWA by making them more risk sensitive and limiting over-reliance on rating agencies. The final standards yield capital requirements that are higher than those produced in the current framework.

On August 1, 2014, the Department of Finance released a public consultation paper (the “Bail-in Consultation”) regarding a proposed Taxpayer Protection and Bank Recapitalization regime (commonly referred to as “bail-in”) which outlines their intent to implement a comprehensive risk management framework for Canada’s D-SIBs. Refer to the section on “Regulatory Developments Concerning Liquidity and Funding” in this document for more details.

In February 2014, the U.S. Federal Reserve Board released final rules on Enhanced Prudential Standards for large Foreign Bank Organizations and U.S. Bank Holding Companies (BHCs). As a result of these rules, TD will be required to consolidate 90% of its U.S. legal entity ownership interests under a single top-tier U.S. Intermediate Holding Company (IHC) by July 1, 2016, and consolidate 100% of its U.S. legal entity ownership interest by July 1, 2017. The IHC will be subject to the same extensive capital, liquidity, and risk management requirements as large BHCs.

In December 2014, BCBS released a consultative document introducing a capital floor framework based on Basel II/III standardized approaches to calculate RWA. This framework will replace the current transitional floor, which is based on the Basel I standard. The objectives of a capital floor are to ensure minimum levels of banking system capital, mitigate internal approaches model risk, and enhance comparability of capital ratios across banks. The calibration of the floor is outside the scope of this consultation. The impact on the Bank will be dependent on the final calibration of the capital floor and on the revised credit, market, and operational risk standardized approaches which are currently all under review and consultation.

1	Effective the third quarter of 2014, each capital ratio has its own RWA measure due to the OSFI-prescribed scalar for inclusion of the CVA. For the third and fourth quarter of 2014, the scalars for inclusion of CVA for CET1, Tier 1, and Total Capital RWA were 57%, 65%, and 77%, respectively. For fiscal 2015, the scalars are 64%, 71%, and 77%, respectively.
2	Effective no later than January 1, 2016.
TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 30

In July 2015, BCBS released a consultative document on a revision of the CVA framework set out in the current Basel III capital standards for the treatment of counterparty credit risk. The revised framework proposes to better align the capital standard with the fair value measurement of CVA employed under various accounting regimes and the proposed revisions to the market risk framework under the Fundamental Review of the Trading Book. BCBS is seeking comments by October 1, 2015, and conducting a Quantitative Impact Study in the second half of 2015. The estimated timing for implementation is early 2018 to align with the implementation of the revised market risk framework.

TABLE 26: REGULATORY CAPITAL POSITION[1]
(millions of Canadian dollars, except as noted)			As at
	July 31	October 31	July 31
	2015	2014	2014
Common Equity Tier 1 Capital risk-weighted assets for:
Credit risk[2]	$317,529	$275,925	$265,541
Market risk	11,659	14,376	13,713
Operational risk	40,307	38,092	37,462
Total	$369,495	$328,393	$316,716
Common Equity Tier 1 Capital	$37,161	$30,965	$29,591
Common Equity Tier 1 Capital ratio[2]	10.1%	9.4%	9.3%
Tier 1 Capital	$42,648	$35,999	$35,033
Tier 1 Capital ratio[2,3]	11.5%	10.9%	11.0%
Total Capital[4]	$51,738	$44,255	$43,262
Total Capital ratio[2,5]	13.9%	13.4%	13.6%
Leverage ratio[6]	3.7	n/a8	n/a8
Assets-to-capital multiple[7]	n/a8	19.1	19.1
1	Prior to the first quarter of 2015, the amounts have not been adjusted to reflect the impact of the 2015 IFRS Standards and Amendments.
2	The final CAR guideline postponed the CVA capital charge until January 1, 2014. For the third and fourth quarter of 2014, the scalars for inclusion of CVA for CET1, Tier 1, and Total Capital RWA were 57%, 65%, and 77%, respectively. For fiscal 2015, the scalars are 64%, 71%, and 77%, respectively.
3	Tier 1 Capital ratio is calculated as Tier 1 Capital divided by Tier 1 Capital RWA.
4	Total Capital includes CET1, Tier 1, and Tier 2 Capital.
5	Total Capital ratio is calculated as Total Capital divided by Total Capital RWA.
6	The leverage ratio is calculated as Tier 1 Capital divided by leverage exposure, as defined.
7	The assets-to-capital multiple is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees, less investments in associated corporations, goodwill and net intangibles, divided by Total Capital.
8	Not applicable.

As at July 31, 2015, the Bank’s CET1, Tier 1, and Total Capital ratios were 10.1%, 11.5%, and 13.9%, respectively. Compared with the Bank’s CET1 Capital ratio of 9.4% as at October 31, 2014, the July 31, 2015, CET1 Capital ratio increased primarily as a result of organic growth. The CVA capital charge represents approximately 38 bps, of which 64% (or 24 bps) was included in the July 31, 2015, CET1 Capital ratio, per OSFI’s determined scalar phase-in.

Preferred Share Issues and Redemptions

5-Year Rate Reset Preferred Shares, Series 5

On December 16, 2014, the Bank issued 20 million non-cumulative 5-Year Rate Reset Preferred Shares, Series 5 (“Series 5 Shares”) for gross cash consideration of $500 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 3.75% for the initial period from and including December 16, 2014, to but excluding January 31, 2020. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 2.25%. Holders of the Series 5 Shares will have the right to convert their Series 5 Shares into non-cumulative Floating Rate Preferred Shares, Series 6 (“Series 6 Shares”), subject to certain conditions, on January 31, 2020, and on January 31 every five years thereafter. Holders of the Series 6 Shares will be entitled to receive quarterly non-cumulative cash dividends, if declared, at a rate equal to the then average three-month Government of Canada Treasury Bills yield plus 2.25%. The Series 5 Shares are redeemable by the Bank, subject to regulatory consent, at $25 per share on January 31, 2020, and on January 31 every five years thereafter. Series 5 Shares and Series 6 Shares qualify as Additional Tier 1 Capital under current regulatory capital rules and if a NVCC conversion were to occur in accordance with the NVCC Provisions, the maximum number of common shares that could be issued based on the formula for conversion set out in the prospectus supplement dated December 9, 2014, and assuming there are no declared and unpaid dividends on the Series 5 Shares or Series 6 Shares, as applicable, would be 100 million.

5-Year Rate Reset Preferred Shares, Series 7

On March 10, 2015, the Bank issued 14 million non-cumulative 5-Year Rate Reset Preferred Shares, Series 7 (“Series 7 Shares”) for gross cash consideration of $350 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 3.60% for the initial period from and including March 10, 2015, to but excluding July 31, 2020. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 2.79%. Holders of the Series 7 Shares will have the right to convert their Series 7 Shares into non-cumulative Floating Rate Preferred Shares, Series 8 (“Series 8 Shares”), subject to certain conditions, on July 31, 2020, and on July 31 every five years thereafter. Holders of the Series 8 Shares will be entitled to receive quarterly non-cumulative cash dividends, if declared, at a rate equal to the then average three-month Government of Canada Treasury Bills yield plus 2.79%. The Series 7 Shares are redeemable by the Bank, subject to regulatory consent, at $25 per share on July 31, 2020, and on July 31 every five years thereafter. Series 7 Shares and Series 8 Shares qualify as Additional Tier 1 Capital under current regulatory capital rules and if a NVCC conversion were to occur in accordance with the NVCC Provisions, the maximum number of common shares that could be issued based on the formula for conversion set out in the prospectus supplement dated March 3, 2015, and assuming there are no declared and unpaid dividends on the Series 7 Shares or Series 8 Shares, as applicable, would be 70 million.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 31

5-Year Rate Reset Preferred Shares, Series 9

On April 24, 2015, the Bank issued 8 million non-cumulative 5-Year Rate Reset Preferred Shares, Series 9 (“Series 9 Shares”) for gross cash consideration of $200 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 3.70% for the initial period from and including April 24, 2015, to but excluding October 31, 2020. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 2.87%. Holders of the Series 9 Shares will have the right to convert their Series 9 Shares into non-cumulative Floating Rate Preferred Shares, Series 10 (“Series 10 Shares”), subject to certain conditions, on October 31, 2020, and on October 31 every five years thereafter. Holders of the Series 10 Shares will be entitled to receive quarterly non-cumulative cash dividends, if declared, at a rate equal to the then average three-month Government of Canada Treasury Bills yield plus 2.87%. The Series 9 Shares are redeemable by the Bank, subject to regulatory consent, at $25 per share on October 31, 2020, and on October 31 every five years thereafter. Series 9 Shares and Series 10 Shares qualify as Additional Tier 1 Capital under current regulatory capital rules and if a NVCC conversion were to occur in accordance with the NVCC Provisions, the maximum number of common shares that could be issued based on the formula for conversion set out in the prospectus supplement dated April 17, 2015, and assuming there are no declared and unpaid dividends on the Series 9 Shares or Series 10 Shares, as applicable, would be 40 million.

Fixed Rate Preferred Shares, Series 11

On July 21, 2015, the Bank issued 6 million non-cumulative Fixed Rate Preferred Shares, Series 11 (“Series 11 Shares”) for gross cash consideration of $150 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 4.90%. The Series 11 Shares are redeemable by the Bank, subject to regulatory consent, at a declining premium on or after October 31, 2020. Series 11 Shares qualify as Additional Tier 1 Capital under current regulatory capital rules and if a NVCC conversion were to occur in accordance with the NVCC Provisions, the maximum number of common shares that could be issued based on the formula for conversion set out in the prospectus supplement dated July 13, 2015, and assuming there are no declared and unpaid dividends on the Series 11 Shares, would be 30 million.

Redemptions

On March 2, 2015, the Bank redeemed all of its 10 million outstanding Class A First Preferred Shares, Series P (“Series P Shares”), at the cash redemption price of $25.607877 per Series P Share, for total redemption proceeds of approximately $256 million.

On March 2, 2015, the Bank redeemed all of its 8 million outstanding Class A First Preferred Shares, Series Q (“Series Q Shares”), at the cash redemption price of $25.615068 per Series Q Share, for total redemption proceeds of approximately $205 million.

On May 1, 2015, the Bank redeemed all of its 10 million outstanding Class A First Preferred Shares, Series R (“Series R Shares”), at the cash redemption price of $25.503836 per Series R Share, for total redemption proceeds of approximately $255 million.

TABLE 27: FLOW STATEMENT FOR RISK-WEIGHTED ASSETS – Disclosure for Non-Counterparty Credit Risk and Counterparty Credit Risk
Risk-Weighted Assets Movement by Key Driver
(billions of Canadian dollars)			For the three months ended
	July 31, 2015		April 30, 2015
	Non-counterparty	Counterparty	Non-counterparty	Counterparty
	credit risk	credit risk	credit risk	credit risk
Common Equity Tier 1 Capital RWA, balance at
beginning of period	$274.0	$17.2	$283.7	$21.0
Book size	6.7	2.9	1.4	(2.5)
Book quality	0.3	–	(1.9)	(0.6)
Model updates	–	–	–	–
Methodology and policy	–	–	–	–
Acquisitions and disposals	–	–	–	–
Foreign exchange movements	14.6	1.0	(8.8)	(0.7)
Other	0.8	–	(0.4)	–
Total RWA movement	22.4	3.9	(9.7)	(3.8)
Common Equity Tier 1 Capital RWA, balance at
end of period	$296.4	$21.1	$274.0	$17.2

Counterparty credit risk is comprised of OTC derivatives, repo-style transactions, trades cleared through central counterparties, and CVA RWA (phased in at 64% for fiscal 2015).

Non-counterparty credit risk includes loans and advances to retail customers (individuals and small business), corporate entities (wholesale and commercial customers), banks and governments, as well as holdings of debt, equity securities, and other assets (including prepaid expenses, deferred income taxes, land, building, equipment, and other depreciable property).

The Book size category consists of organic changes in book size and composition (including new business and maturing loans) and, for the third quarter of 2015, was mainly due to growth in commercial loans in U.S. Retail segment, various retail portfolios and commercial loans in Canadian Retail segment, and corporate lending growth and increase in CVA in Wholesale segment.

The Book quality category includes quality of book changes caused by experience such as underlying customer behaviour or demographics, including changes through model calibrations/realignments.

The Model updates category relates to model implementation, changes in model scope, or any changes to address model malfunctions.

The Methodology and policy category impacts are methodology changes to the calculations driven by regulatory policy changes, such as new regulations.

Foreign exchange movements are mainly due to a change in the U.S. dollar foreign exchange rate on the U.S. portfolios in the U.S. Retail and Wholesale segments.

The Other category consists of items not described in the above categories, including changes in exposures not included under advanced or standardized methodologies, such as prepaid expenses, deferred income taxes, land, building, equipment and other depreciable property, and other assets.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 32

TABLE 28: FLOW STATEMENT FOR RISK-WEIGHTED ASSETS – Disclosure for Market Risk
Risk-Weighted Assets Movement by Key Driver
(billions of Canadian dollars)	For the three months ended
	July 31, 2015	April 30, 2015
RWA, balance at beginning of period	$12.9	$12.2
Movement in risk levels	(1.2)	0.7
Model updates	–	–
Methodology and policy	–	–
Acquisitions and disposals	–	–
Foreign exchange movements and other	n/m1	n/m1
Total RWA movement	(1.2)	0.7
RWA, balance at end of period	$11.7	$12.9

1	Not meaningful.

The Movement in risk levels category reflects changes in risk due to position changes and market movements. Reductions in energy bond positions contributed to the decrease in RWA.

The Model updates category reflects updates to the model to reflect recent experience and changes in model scope.

The Methodology and policy category reflects methodology changes to the calculations driven by regulatory policy changes.

Foreign exchange movements and other are deemed not meaningful since RWA exposure measures are calculated in Canadian dollars. Therefore, no foreign exchange translation is required.

TABLE 29: FLOW STATEMENT FOR RISK-WEIGHTED ASSETS – Disclosure for Operational Risk
Risk-Weighted Assets Movement by Key Driver
(billions of Canadian dollars)	For the three months ended
	July 31, 2015	April 30, 2015
RWA, balance at beginning of period	$39.5	$38.7
Revenue generation	0.8	0.8
RWA, balance at end of period	$40.3	$39.5

The movement in the Revenue generation category is mainly due to an increase in gross income related to the U.S. Retail and Canadian Retail segments.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 33

MANAGING RISK

EXECUTIVE SUMMARY

Growing profitability in financial services involves selectively taking and managing risks within TD’s risk appetite. The Bank's goal is to earn a stable and sustainable rate of return for every dollar of risk it takes, while putting significant emphasis on investing in TD's businesses to ensure it can meet its future strategic objectives.

TD's businesses and operations are exposed to a broad number of risks that have been identified and defined in the Enterprise Risk Framework. The Bank’s tolerance to those risks is defined in the Enterprise Risk Appetite which has been developed within a comprehensive framework that takes into consideration current conditions in which the Bank operates and the impact that emerging risks will have on TD’s strategy and risk profile. The Bank's risk appetite states that it takes risks required to build its business, but only if those risks: (1) fit the business strategy, and can be understood and managed; (2) do not expose the enterprise to any significant single loss events; TD does not ‘bet the bank’ on any single acquisition, business, or product; and (3) do not risk harming the TD brand. Each business is responsible for setting and aligning its individual risk appetites with that of the enterprise based on a thorough examination of the specific risks to which it is exposed.

TD considers it critical to assess regularly the operating environment and highlight top and emerging risks within the individual business and enterprise that could have a significant impact on the Bank. These risks can be internal or external, impacting the financial results, reputation, or sustainability of the business. They may also represent exposures or potential events which may or may not materialize. These risks are identified, discussed, and actioned by senior risk leaders and reported quarterly to the Risk Committee of the Board. Specific plans to mitigate top and emerging risks are prepared, monitored, and adjusted as required.

The Bank's risk governance structure and risk management approach have not substantially changed from that described in the 2014 MD&A. Additional information on risk factors can be found in the 2014 MD&A under the heading “Risk Factors and Management”. For a complete discussion of the risk governance structure and the risk management approach, see the “Managing Risk” section in the 2014 MD&A.

The shaded sections of this MD&A represent a discussion relating to market and liquidity risks and form an integral part of the Interim Consolidated Financial Statements for the period ended July 31, 2015.

CREDIT RISK

Gross credit risk exposure, also referred to as exposure at default (EAD), is the total amount the Bank is exposed to at the time of default of a loan and is measured before counterparty-specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation and includes both on-balance sheet and off-balance sheet exposures. On-balance sheet exposures consist primarily of outstanding loans, acceptances, non-trading securities, derivatives, and certain other repo-style transactions. Off-balance sheet exposures consist primarily of undrawn commitments, guarantees, and certain other repo-style transactions.

Gross credit risk exposures for the two approaches the Bank uses to measure credit risk are included in the following table.

TABLE 30: GROSS CREDIT RISK EXPOSURES – Standardized and Advanced Internal Ratings Based (AIRB) Approaches[1,2]
(millions of Canadian dollars)						As at
		July 31, 2015		October 31, 2014
	Standardized	AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$33,150	$269,517	$302,667	$28,599	$261,063	$289,662
Qualifying revolving retail	–	62,151	62,151	–	59,316	59,316
Other retail	55,983	38,912	94,895	48,093	36,680	84,773
Total reutail	89,133	370,580	459,713	76,692	357,059	433,751
Non-retail
Corporate	107,106	221,707	328,813	85,948	177,826	263,774
Sovereign	56,661	119,441	176,102	35,788	96,948	132,736
Bank	13,117	105,922	119,039	9,794	98,736	108,530
Total non-retail	176,884	447,070	623,954	131,530	373,510	505,040
Gross credit risk exposures	$266,017	$817,650	$1,083,667	$208,222	$730,569	$938,791
1	Gross credit risk exposures represent EAD and are before the effects of credit risk mitigation. This table excludes securitization, equity, and other credit RWA.
2	Prior to the first quarter of 2015, amounts have not been adjusted to reflect the impact of the 2015 IFRS Standards and Amendments.
TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 34

MARKET RISK

Market risk capital is calculated using internal models and comprises three components: (1) Value-at-Risk (VaR); (2) Stressed VaR; and (3) Incremental Risk Charge (IRC). In addition, the Bank calculates market risk capital using the Standardized approach for a limited number of portfolios.

Market Risk Linkage to the Balance Sheet

The following table provides a breakdown of the Bank’s balance sheet into assets and liabilities exposed to trading and non-trading market risks. Market risk of assets and liabilities included in the calculation of VaR and other metrics used for regulatory market risk capital purposes is classified as trading market risk.

TABLE 31: MARKET RISK LINKAGE TO THE BALANCE SHEET
(millions of Canadian dollars)		As at
		July 31, 2015
				Non-trading market
	Balance	Trading	Non-trading	risk – primary risk
	sheet	market risk	market risk	sensitivity
Assets subject to market risk
Interest-bearing deposits with banks	$49,081	$167	$48,914	Interest rate
Trading loans, securities, and other	108,472	101,568	6,904	Interest rate
Derivatives	75,056	63,485	11,571	Equity, foreign exchange, interest rate
Financial assets designated at fair value through profit or loss	4,005	–	4,005	Interest rate
Available-for-sale securities	77,586	–	77,586	Foreign exchange, interest rate
Held-to-maturity securities	73,661	–	73,661	Foreign exchange, interest rate
Securities purchased under reverse repurchase agreements	102,325	12,630	89,695	Interest rate
Loans	531,972	–	531,972	Interest rate
Customers' liability under acceptances	14,271	–	14,271	Interest rate
Investment in TD Ameritrade	6,577	–	6,577	Equity
Other assets[1]	1,427	–	1,427	Interest rate
Assets not exposed to market risk	54,769	–	–
Total Assets	1,099,202	177,850	866,583

Liabilities subject to market risk
Trading deposits	80,673	2,104	78,569	Interest rate
Derivatives	63,120	58,536	4,584	Foreign exchange, interest rate
Securitization liabilities at fair value	10,567	10,567	–	Interest rate
Other financial liabilities designated at fair value through
profit or loss	1,781	1,774	7	Interest rate
Deposits	685,660	–	685,660	Equity, interest rate
Acceptances	14,271	–	14,271	Interest rate
Obligations related to securities sold short	34,336	31,712	2,624	Interest rate
Obligations related to securities sold under repurchase
agreements	74,027	10,412	63,615	Interest rate
Securitization liabilities at amortized cost	23,275	–	23,275	Interest rate
Subordinated notes and debentures	8,456	–	8,456	Interest rate
Other liabilities[1]	13,329	–	13,329	Interest rate
Liabilities and Equity not exposed to market risk	89,707	–	–
Total Liabilities and Equity	$1,099,202	$115,105	$894,390

		October 31, 2014
Assets subject to market risk
Interest-bearing deposits with banks	$43,773	$377	$43,396	Interest rate
Trading loans, securities, and other	101,173	99,274	1,899	Interest rate
Derivatives	55,796	49,164	6,632	Equity, foreign exchange, interest rate
Financial assets designated at fair value through profit or loss	4,745	–	4,745	Interest rate
Available-for-sale securities	63,008	–	63,008	Foreign exchange, interest rate
Held-to-maturity securities	56,977	–	56,977	Foreign exchange, interest rate
Securities purchased under reverse repurchase agreements	82,556	8,154	74,402	Interest rate
Loans	481,937	–	481,937	Interest rate
Customers' liability under acceptances	13,080	–	13,080	Interest rate
Investment in TD Ameritrade	5,569	–	5,569	Equity
Other assets[1]	1,434	–	1,434	Interest rate
Assets not exposed to market risk	50,463	–	–
Total Assets	960,511	156,969	753,079

Liabilities subject to market risk
Trading deposits	59,334	1,793	57,541	Interest rate
Derivatives	51,209	47,483	3,726	Foreign exchange, interest rate
Securitization liabilities at fair value	11,198	10,190	1,008	Interest rate
Other financial liabilities designated at fair value through
profit or loss	3,250	3,242	8	Interest rate
Deposits	600,716	–	600,716	Equity, interest rate
Acceptances	13,080	–	13,080	Interest rate
Obligations related to securities sold short	39,465	37,247	2,218	Interest rate
Obligations related to securities sold under repurchase
agreements	53,112	8,242	44,870	Interest rate
Securitization liabilities at amortized cost	24,960	–	24,960	Interest rate
Subordinated notes and debentures	7,785	–	7,785	Interest rate
Other liabilities[1]	13,525	–	13,525	Interest rate
Liabilities and Equity not exposed to market risk	82,877	–	–
Total Liabilities and Equity	$960,511	$108,197	$769,437
1	Relates to retirement benefits, insurance and structured entity liabilities.
TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 35

Calculating VaR

TD computes total VaR on a daily basis by combining the General Market Risk (GMR) and Idiosyncratic Debt Specific Risk (IDSR) associated with the Bank’s trading positions.

GMR is determined by creating a distribution of potential changes in the market value of the current portfolio using historical simulation. The Bank values the current portfolio using the market price and rate changes of the most recent 259 trading days for equity, interest rate, foreign exchange, credit, and commodity products. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. A one-day holding period is used for GMR calculation, which is scaled up to ten days for regulatory capital calculation purposes.

IDSR measures idiosyncratic (single-name) credit spread risk for credit exposures in the trading portfolio using Monte Carlo simulation. The IDSR model is based on the historical behaviour of five-year idiosyncratic credit spreads. Similar to GMR, IDSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. IDSR is measured for a ten-day holding period.

The following graph discloses daily one-day VaR usage and trading-related revenue within Wholesale Banking. Trading-related revenue is the total of trading revenue reported in other income and the net interest income on trading positions reported in net interest income, and is reported on a TEB. For the quarter ended July 31, 2015, there were five days of trading losses and trading-related revenue was positive for 92% of the trading days, reflecting normal trading activity. Losses in the quarter did not exceed VaR on any trading day.

VaR is a valuable risk measure but it should be used in the context of its limitations, for example:

•	VaR uses historical data to estimate future events, which limits its forecasting abilities;
•	it does not provide information on losses beyond the selected confidence level; and
•	it assumes that all positions can be liquidated during the holding period used for VaR calculation.

The Bank continuously improves its VaR methodologies and incorporates new risk measures in line with market conventions, industry best practices, and regulatory requirements.

To mitigate some of the shortcomings of VaR, the Bank uses additional metrics designed for risk management and capital purposes. These include Stressed VaR, IRC, Stress Testing Framework, as well as limits based on the sensitivity to various market risk factors.

Calculating Stressed VaR

In addition to VaR, the Bank also calculates Stressed VaR, which includes Stressed GMR and Stressed IDSR. Stressed VaR is designed to measure the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of stressed market conditions. Stressed VaR is determined using similar techniques and assumptions in GMR and IDSR VaR. However, instead of using the most recent 259 trading days (one year), the Bank uses a selected year of stressed market conditions. In the third quarter of fiscal 2015, Stressed VaR was calculated using the one-year period that began on February 1, 2008. The appropriate historical one-year period to use for Stressed VaR is determined on a quarterly basis. Stressed VaR is a part of regulatory capital requirements.

Calculating the Incremental Risk Charge

The IRC is applied to all instruments in the trading book subject to migration and default risk. Migration risk represents the risk of changes in the credit ratings of the Bank’s exposures. TD applies a Monte Carlo simulation with a one-year horizon and a 99.9% confidence level to determine IRC, which is consistent with regulatory requirements. IRC is based on a “constant level of risk” assumption, which requires banks to assign a liquidity horizon to positions that are subject to IRC. IRC is a part of regulatory capital requirements.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 36

The following table presents the end of quarter, average, high, and low usage of TD’s portfolio metrics.

TABLE 32: PORTFOLIO MARKET RISK MEASURES
(millions of Canadian dollars)	For the three months ended						For the nine months ended
	July 31				April 30	July 31	July 31	July 31
				2015	2015	2014	2015	2014
	As at	Average	High	Low	Average	Average	Average	Average
Interest rate risk	$11.4	$10.3	$14.9	$7.4	$6.5	$6.0	$7.4	$5.6
Credit spread risk	8.0	6.4	8.0	5.0	8.9	5.9	7.3	6.7
Equity risk	10.9	9.4	11.7	8.1	10.1	2.7	8.4	3.1
Foreign exchange risk	3.4	3.3	6.1	2.2	3.5	3.1	3.4	2.7
Commodity risk	1.9	1.6	2.6	1.0	1.3	1.6	1.5	1.3
Idiosyncratic debt specific risk	16.2	15.5	18.7	12.6	16.0	15.3	16.0	15.6
Diversification effect[1]	(29.6)	(25.3)	n/m [2]	n/m2	(25.8)	(16.8)	(23.7)	(17.3)
Total Value-at-Risk (one-day)	22.2	21.2	25.5	17.9	20.5	17.8	20.3	17.7
Stressed Value-at-Risk (one-day)	30.1	28.4	31.7	25.2	28.8	23.7	29.3	27.3
Incremental Risk Capital
Charge (one-year)	$270.5	$233.5	$279.3	$166.1	$254.2	$335.1	$252.2	$307.9
1	The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
2	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Increases in interest rate risk positions drove the increase in average IR VaR quarter over quarter and year over year. A VaR model change to enhance the measurement of volatility risk drove the rise in average equity VaR year over year.

Decreases in U.S. agency positions and an IRC model enhancement to improve risk measurement of own debt reduced average IRC by $102 million over the past year.

Validation of VaR Model

The Bank uses a back-testing process to compare the actual and theoretical profit and losses to VaR to ensure that they are consistent with the statistical results of the VaR model. The theoretical profit or loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio. Validation of the IRC model must follow a different approach since the one-year horizon and 99.9% confidence level preclude standard back-testing techniques. Instead, key parameters of the IRC model such as transition and correlation matrices are subject to independent validation by benchmarking against external study results or through analysis using internal or external data.

Interest Rate Risk

The following graph shows the Bank's interest rate risk exposure (as measured by Economic Value at Risk (EVaR)) on all non-trading assets, liabilities, and derivative instruments used for interest rate risk management.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 37

The Bank uses derivative financial instruments, wholesale investments, funding instruments, other capital market alternatives, and, less frequently, product pricing strategies to manage interest rate risk. As at July 31, 2015, an immediate and sustained 100 bps increase in interest rates would have decreased the economic value of shareholders’ equity by $52.2 million (April 30, 2015 – $189.2 million) after tax. An immediate and sustained 100 bps decrease in interest rates is typically used to determine the reduction in the economic value of shareholders' equity. However, due to the low rate environment in both Canada and in the U.S. at the end of the quarter, it was only possible to shock Canadian rates and U.S. rates by 50 bps and 25 bps, respectively, while maintaining a floor at 0%. The impact of these scenarios would have reduced the economic value of shareholders' equity by $47.7 million (April 30, 2015 – $64.9 million) after tax.

The interest risk exposure, or EVaR, in the insurance business is not included in the above graph. Interest rate risk is managed using defined exposure limits and processes, as set and governed by the insurance Board of Directors.

The following table shows the sensitivity of the economic value of shareholders’ equity (after tax) by currency for those currencies where TD has material exposure.

TABLE 33: SENSITIVITY OF AFTER-TAX ECONOMIC VALUE AT RISK BY CURRENCY
(millions of Canadian dollars)					As at
	July 31, 2015		April 30, 2015		July 31, 2014
	100 bps	100 bps	100 bps	100 bps	100 bps	100 bps
	increase	decrease	increase	decrease	increase	decrease
Canadian dollar	$6.3	$(25.7)[1]	$(3.7)	$(62.4)	$14.6	$(43.1)
U.S. dollar	(58.5)	(22.0)[2]	(185.5)	(2.5)[2]	(54.6)	(3.0)[2]
	$(52.2)	$(47.7)	$(189.2)	$(64.9)	$(40.0)	$(46.1)
1	EVaR sensitivity has been measured using a 50 bps rate decline for Canadian interest rates, corresponding to an interest rate environment that is floored at 0%.
2	EVaR sensitivity has been measured using a 25 bps rate decline for U.S. interest rates, corresponding to an interest rate environment that is floored at 0%.

LIQUIDITY RISK

The risk of having insufficient cash or collateral to meet financial obligations without, in a timely manner, raising funding at unfavourable rates or selling assets at distressed prices. Financial obligations can arise from deposit withdrawals, debt maturities, commitments to provide credit or liquidity support, or the need to pledge additional collateral.

TD’S LIQUIDITY RISK APPETITE

The Bank maintains a prudent and disciplined approach to managing its potential exposure to liquidity risk. The Bank targets a 90-day survival horizon under a combined Bank-specific and market-wide stress scenario. The Bank also manages its potential exposure to meet regulatory requirements prescribed by the OSFI Liquidity Adequacy Requirements (LAR) guidelines that took effect in January 2015. Under the LAR guidelines, Canadian banks are required to comply fully with the 100% Liquidity Coverage Ratio (LCR) limit beginning in January 2015. The Bank also maintains a prudent funding paradigm to ensure low exposure to a sudden contraction of wholesale funding markets. The resultant management strategies and actions comprise an integrated liquidity risk management program that best ensures low exposure to identified sources of liquidity risk and compliance with regulatory requirements.

Liquidity Risk Management Responsibility

The Bank’s Asset, Liability and Capital Committee (ALCO) oversees the Bank’s liquidity risk management program. It ensures there are effective management structures and policies in place to properly measure and manage liquidity risk. The Global Liquidity Forum (GLF), a subcommittee of the ALCO comprised of senior management from Treasury and Balance Sheet Management (TBSM), Risk Management, Finance, Wholesale Banking, and representatives from foreign operations, identifies and monitors TD's liquidity risks. The management of liquidity risk is the responsibility of the Treasurer, while oversight and challenge is provided by ALCO and independently by Risk Management. The Risk Committee of the Board frequently reviews reporting of the Bank’s liquidity position and approves the Bank’s Liquidity Risk Management Framework and Board Policies annually.

The following treasury areas are responsible for measuring, monitoring, and managing liquidity risks for major business segments:

•	Liquidity and Funding Management (LFM) in TBSM is responsible for maintaining the Global Liquidity and Asset Pledging Policy (GLAP) and associated limits, standards, and processes to ensure that consistent and efficient liquidity management approaches are applied across all of the Bank's operations. TBSM LFM also manages and reports the combined Canadian Retail (including domestic wealth businesses), Corporate segment, and Wholesale Banking liquidity positions.
•	U.S. TBSM is responsible for managing the liquidity position for U.S. Retail operations.
•	Other regional treasury-related operations, including those within TD's insurance, foreign branches, and/or subsidiaries are responsible for managing their liquidity risk and positions consistent with the GLAP and local regulatory requirements.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 38

How TD ManageS Liquidity Risk

The Bank's overall liquidity requirement is defined as the amount of liquid assets the Bank needs to hold to be able to cover expected future cash flow requirements, plus a prudent reserve against potential cash outflows in the event of a capital markets disruption or other events that could affect TD's access to funding. The Bank does not rely on short-term wholesale funding for purposes other than funding marketable securities or short-term assets.

To define the amount of liquidity that must be held for a rolling 90-day period, the Bank has developed an internal view for managing liquidity that uses an assumed “Severe Combined Stress” scenario. The Severe Combined Stress models potential liquidity requirements and asset marketability during a crisis that has been triggered in the markets, specifically with respect to a lack of confidence in TD's ability to meet obligations as they come due. The Bank also assumes loss of access to all forms of external unsecured funding during the 90-day period.

In addition to this Bank-specific event, the Severe Combined Stress scenario also incorporates the impact of a stressed market-wide liquidity event that results in a significant reduction in the availability of funding for all institutions, a significant increase in the Bank's cost of funds, and a significant decrease in the marketability of assets. The Bank also calculates “required liquidity” for this scenario related to the following conditions:

•	100% of all maturing unsecured wholesale and secured funding coming due;
•	accelerated attrition or “run-off” of retail deposit balances;
•	increased utilization of available credit facilities to personal, commercial, and corporate lending customers;
•	increased collateral requirements associated with downgrades in TD’s credit rating and adverse movement in reference rates for all derivative contracts; and
•	coverage of maturities related to Bank-sponsored funding programs, such as the bankers’ acceptances the Bank issues on behalf of clients and short-term revolving asset-backed commercial paper (ABCP) channels.

The Bank also manages its liquidity to comply with the regulatory liquidity metrics in the OSFI LAR (LCR and the Net Cumulative Cash Flow (NCCF) monitoring tool). The LCR requires that banks must maintain a minimum liquidity coverage of 100% over a 30-day stress period. TD’s liquidity policy stipulates that the Bank must maintain sufficient “available liquidity” to cover “required liquidity” at all times throughout the Severe Combined Stress scenario subject to buffers over the regulatory minimums. As a result, the Bank's liquidity is managed to the higher of TD's internal liquidity policy and the regulatory requirements.

The Funds Transfer Pricing process in TBSM considers liquidity risk as a key determinant of the cost or credit of funds provided to loans and deposits, respectively. Liquidity costs applied to loans are determined based on the appropriate term funding profile, while deposits are assessed based on the required liquidity reserves and balance stability. Additional liquidity costs are also applied to other contingent commitments like undrawn lines of credit provided to customers.

The unencumbered liquid assets TD includes as available liquidity in the 90-day measurement period under its internal framework must be currently marketable, of sufficient credit quality, and readily convertible into cash through sale or pledging. Unencumbered liquid assets are represented in a cumulative liquidity gap framework with adjustments made for estimated market or trading depths, settlement timing, and/or other identified impediments to potential sale or pledging. Overall, the Bank expects the reduction in current market value of its liquid asset portfolio to be low given the underlying high credit quality and demonstrated liquidity.

TD has access to the Bank of Canada’s Emergency Lending Assistance Program, the Federal Reserve Bank Discount Window in the U.S., and the European Central Bank standby facilities. TD does not consider borrowing capacity at central banks as a source of available liquidity when assessing liquidity positions.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 39

Liquid assets that TD considers when determining the Bank’s available liquidity are summarized in the following table, which does not include assets held within the Bank’s insurance businesses, as these assets are dedicated to cover insurance liabilities and are not considered available to meet the Bank’s general liquidity requirements.

TABLE 34: SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY[1]
(billions of Canadian dollars, except as noted)
						As at
		Securities
		received as
		collateral from
		securities
		financing and
	Bank-owned	derivative	Total		Encumbered	Unencumbered
	liquid assets	transactions[2]	liquid assets		liquid assets	liquid assets[2]
		July 31, 2015
Cash and due from banks	$2.7	$–	$2.7	1%	$–	$2.7
Canadian government obligations	16.1	31.8	47.9	11	20.2	27.7
National Housing Act Mortgage-Backed
Securities (NHA MBS)	39.5	0.4	39.9	9	3.7	36.2
Provincial government obligations	8.2	8.2	16.4	3	8.6	7.8
Corporate issuer obligations	9.7	3.9	13.6	3	1.8	11.8
Equities	18.4	2.6	21.0	5	5.3	15.7
Other marketable securities and/or loans	3.5	0.9	4.4	1	0.5	3.9
Total Canadian dollar-denominated	98.1	47.8	145.9	33	40.1	105.8
Cash and due from banks	43.9	–	43.9	10	1.2	42.7
U.S. government obligations	7.0	24.8	31.8	7	29.5	2.3
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	33.0	11.9	44.9	10	20.1	24.8
Other sovereign obligations	40.1	32.8	72.9	17	19.6	53.3
Corporate issuer obligations	57.3	14.3	71.6	17	15.6	56.0
Equities	17.0	3.6	20.6	5	1.2	19.4
Other marketable securities and/or loans	5.4	0.9	6.3	1	0.1	6.2
Total non-Canadian dollar-denominated	203.7	88.3	292.0	67	87.3	204.7
Total	$301.8	$136.1	$437.9	100%	$127.4	$310.5

		October 31, 2014
Cash and due from banks	$0.1	$–	$0.1	–%	$–	$0.1
Canadian government obligations	10.0	27.2	37.2	10	21.0	16.2
NHA MBS	39.4	1.0	40.4	11	2.1	38.3
Provincial government obligations	6.9	5.2	12.1	4	6.7	5.4
Corporate issuer obligations	8.3	3.4	11.7	3	0.2	11.5
Equities	22.7	3.8	26.5	7	6.2	20.3
Other marketable securities and/or loans	2.4	0.9	3.3	1	0.8	2.5
Total Canadian dollar-denominated	89.8	41.5	131.3	36	37.0	94.3
Cash and due from banks	39.8	–	39.8	11	1.1	38.7
U.S. government obligations	–	24.8	24.8	7	23.6	1.2
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	31.2	5.6	36.8	10	13.1	23.7
Other sovereign obligations	23.3	28.7	52.0	14	10.5	41.5
Corporate issuer obligations	54.5	10.8	65.3	18	13.8	51.5
Equities	9.7	2.6	12.3	3	1.7	10.6
Other marketable securities and/or loans	4.2	0.1	4.3	1	–	4.3
Total non-Canadian dollar-denominated	162.7	72.6	235.3	64	63.8	171.5
Total	$252.5	$114.1	$366.6	100%	$100.8	$265.8
1	Positions stated include gross asset values pertaining to secured borrowing/lending and reverse-repurchase/repurchase businesses.
2	Liquid assets include collateral received that can be rehypothecated or otherwise redeployed.

Liquid assets are held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries and branches and are summarized in the following table. The increase in total unencumbered liquid assets from the previous quarter of $21.8 billion was mainly due to the impact of foreign currency translation and growth in deposits.

TABLE 35: SUMMARY OF UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES
(billions of Canadian dollars)		As at
	July 31	October 31
	2015	2014
The Toronto-Dominion Bank (Parent)	$99.5	$89.4
Bank subsidiaries	189.6	150.2
Foreign branches	21.4	26.2
Total	$310.5	$265.8

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 40

TD’s monthly average liquid assets for the quarter ended July 31, 2015, and April 30, 2015, are summarized in the following table.

TABLE 36: SUMMARY OF AVERAGE LIQUID ASSETS BY TYPE AND CURRENCY[1]
(billions of Canadian dollars, except as noted)		Average for the three months ended
		Securities
		received as
		collateral from
		securities
		financing and
	Bank-owned	derivative	Total		Encumbered	Unencumbered
	liquid assets	transactions[2]	liquid assets		liquid assets	liquid assets[2]
		July 31, 2015
Cash and due from banks	$3.0	$–	$3.0	1%	$–	$3.0
Canadian government obligations	13.3	32.3	45.6	10	23.6	22.0
NHA MBS	38.6	0.5	39.1	9	2.8	36.3
Provincial government obligations	7.7	8.5	16.2	4	9.0	7.2
Corporate issuer obligations	9.2	3.6	12.8	3	1.9	10.9
Equities	20.9	2.4	23.3	5	5.8	17.5
Other marketable securities and/or loans	3.4	1.3	4.7	1	0.7	4.0
Total Canadian dollar-denominated	96.1	48.6	144.7	33	43.8	100.9
Cash and due from banks	43.9	–	43.9	10	1.3	42.6
U.S. government obligations	5.0	27.8	32.8	8	28.8	4.0
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	32.3	9.9	42.2	10	18.7	23.5
Other sovereign obligations	38.8	36.9	75.7	17	23.5	52.2
Corporate issuer obligations	55.9	13.6	69.5	16	15.6	53.9
Equities	16.0	2.8	18.8	4	1.2	17.6
Other marketable securities and/or loans	6.5	0.5	7.0	2	0.1	6.9
Total non-Canadian dollar-denominated	198.4	91.5	289.9	67	89.2	200.7
Total	$294.5	$140.1	$434.6	100%	$133.0	$301.6

		April 30, 2015
Cash and due from banks	$2.7	$–	$2.7	1%	$–	$2.7
Canadian government obligations	10.9	31.3	42.2	10	23.3	18.9
NHA MBS	39.8	0.6	40.4	9	2.7	37.7
Provincial government obligations	7.7	7.1	14.8	3	7.2	7.6
Corporate issuer obligations	8.3	3.3	11.6	3	1.0	10.6
Equities	24.5	2.0	26.5	6	4.9	21.6
Other marketable securities and/or loans	3.5	0.9	4.4	1	0.8	3.6
Total Canadian dollar-denominated	97.4	45.2	142.6	33	39.9	102.7
Cash and due from banks	47.8	–	47.8	11	1.4	46.4
U.S. government obligations	2.2	25.7	27.9	7	25.7	2.2
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	32.6	9.4	42.0	10	18.9	23.1
Other sovereign obligations	37.0	39.5	76.5	18	24.3	52.2
Corporate issuer obligations	53.1	12.4	65.5	15	15.5	50.0
Equities	14.2	2.4	16.6	4	1.4	15.2
Other marketable securities and/or loans	7.1	0.1	7.2	2	–	7.2
Total non-Canadian dollar-denominated	194.0	89.5	283.5	67	87.2	196.3
Total	$291.4	$134.7	$426.1	100%	$127.1	$299.0
1	Positions stated include gross asset values pertaining to secured borrowing/lending and reverse-repurchase/repurchase businesses.
2	Liquid assets include collateral received that can be rehypothecated or otherwise redeployed.

Average liquid assets held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries and branches are summarized in the following table.

TABLE 37: SUMMARY OF AVERAGE UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES
(billions of Canadian dollars)	Average for the three months ended
	July 31	April 30
	2015	2015
The Toronto-Dominion Bank (Parent)	$94.5	$99.6
Bank subsidiaries	180.0	172.9
Foreign branches	27.1	26.5
Total	$301.6	$299.0

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 41

The Bank does not consolidate the surplus liquidity of U.S. Retail with the positions of other entities due to investment restrictions imposed by the U.S. Federal Reserve Board on funds generated from deposit taking activities by member financial institutions. Surplus liquidity domiciled in insurance business subsidiaries are also excluded in the enterprise liquidity position calculation due to regulatory investment restrictions.

In addition to the “Severe Combined Stress” scenario, TD also performs stress testing on multiple alternate scenarios. These scenarios are a mix of TD-specific events, global macroeconomic stress events, and/or regional/subsidiary specific events designed to test the impact from unique drivers. Liquidity assessments are also part of the Bank's enterprise-wide stress testing program. Results from these stress event scenarios are used to inform the establishment of or make enhancements to policy limits and contingency funding plan actions.

The Bank has liquidity contingency funding plans in place at the enterprise level (“Enterprise CFP”) and for subsidiaries operating in both domestic and foreign jurisdictions (“Regional CFP”). The Enterprise CFP provides a documented framework for managing unexpected liquidity situations and thus is an integral component of the Bank's overall liquidity risk management program. It outlines different contingency stages based on the severity and duration of the liquidity situation, and identifies recovery actions appropriate to each stage. For each recovery action, it provides key operational steps required to execute the action. Regional CFP recovery actions are aligned to support the Enterprise CFP as well as any identified local liquidity needs during stress. The actions and governance structure proposed in the Enterprise CFP are aligned with the Bank's Crisis Management Recovery Plan.

Credit ratings are important to TD's borrowing costs and ability to raise funds. Rating downgrades could potentially result in higher financing costs, reduce access to capital markets, and could also affect the Bank's ability to enter into routine derivative or hedging transactions.

Credit ratings and outlooks provided by rating agencies reflect their views and are subject to change from time-to-time, based on a number of factors including the Bank's financial strength, competitive position, and liquidity, as well as factors not entirely within the Bank's control, including the methodologies used by rating agencies and conditions affecting the overall financial services industry.

TABLE 38: CREDIT RATINGS[1]
As at
July 31, 2015
	Short-term	Senior long-term
Rating agency	debt rating	debt rating	Outlook
Moody's	P-1	Aa1	Negative
S&P	A-1+	AA-	Negative
DBRS	R-1 (high)	AA	Negative
1	The above ratings are for The Toronto-Dominion Bank legal entity. A more extensive listing, including subsidiaries’ ratings, is available on the Bank’s website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell, or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

The Bank regularly reviews the level of increased collateral its trading counterparties would require in the event of a downgrade of TD’s credit rating. The Bank holds liquid assets to ensure TD is able to provide additional collateral required by trading counterparties in the event of a one-notch downgrade in the Bank's senior long-term credit ratings. Severe downgrades could have an impact on liquidity requirements by necessitating the Bank to post additional collateral for the benefit of the Bank's trading counterparties. The following table presents the additional collateral payments that could have been called at the reporting date in the event of one, two, and three-notch downgrades of the Bank's credit ratings.

TABLE 39: ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES
(billions of Canadian dollars)	Average for the three months ended
	July 31	April 30
	2015	2015
One-notch downgrade	$0.2	$0.3
Two-notch downgrade	0.2	0.3
Three-notch downgrade	0.4	0.5

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 42

In the course of the Bank’s day-to-day operations, securities and other assets are pledged to obtain funding and participate in clearing and/or settlement systems. A summary of encumbered and unencumbered assets is presented in the following table.

TABLE 40: ENCUMBERED AND UNENCUMBERED ASSETS
(billions of Canadian dollars, except as noted)	As at
	Encumbered[1]		Unencumbered
						Encumbered
	Pledged as		Available as		Total	assets as a %
	collateral[2]	Other[3]	collateral[4]	Other[5]	assets	of total assets
					July 31, 2015
Cash and due from banks	$–	$–	$–	$3.5	$3.5	–%
Interest-bearing deposits with banks	4.7	2.4	29.9	12.1	49.1	0.6
Securities, trading loans, and other[6]	60.2	9.6	177.6	16.3	263.7	6.4
Derivatives	–	–	–	75.1	75.1	–
Securities purchased under reverse
repurchase agreements[7]	–	–	–	102.3	102.3	–
Loans, net of allowance for loan losses	22.9	50.4	75.6	379.7	528.6	6.7
Customers’ liability under acceptances	–	–	–	14.3	14.3	–
Investment in TD Ameritrade	–	–	–	6.6	6.6	–
Goodwill	–	–	–	16.3	16.3	–
Other intangibles	–	–	–	2.7	2.7	–
Land, buildings, equipment, and other
depreciable assets	–	–	–	5.3	5.3	–
Deferred tax assets	–	–	–	2.1	2.1	–
Other assets[8]	–	–	–	29.6	29.6	–
Total on-balance sheet assets	$87.8	$62.4	$283.1	$665.9	$1,099.2	13.7%
Off-balance sheet items[9]
Securities purchased under reverse
repurchase agreements	83.2	–	36.5	(102.3)
Securities borrowing and collateral received	18.9	–	8.0	0.8
Margin loans and other client activity	1.5	–	13.4	(7.3)
Total off-balance sheet items	103.6	–	57.9	(108.8)
Total	$191.4	$62.4	$341.0	$557.1
					October 31, 2014
Total on-balance sheet assets	$72.7	$60.5	$257.9	$569.4	$960.5	13.9%
Total off-balance sheet items	84.4	–	47.1	(89.4)
Total	$157.1	$60.5	$305.0	$480.0
1	Asset encumbrance has been analyzed on an individual asset basis. Where a particular asset has been encumbered and TD has holdings of the asset both on-balance sheet and off-balance sheet, it is assumed for the purpose of this disclosure that the on-balance sheet holding is encumbered ahead of the off-balance sheet holding.
2	Represents assets that have been posted externally to support the Bank’s liabilities and day-to-day operations, including securities related to repurchase agreements, securities lending, clearing and payment systems, and assets pledged for derivative transactions. Also includes assets that have been pledged supporting Federal Home Loan Bank (FHLB) activity.
3	Assets supporting TD’s funding activities, assets pledged against securitization liabilities, and assets held by consolidated securitization vehicles or in pools for covered bond issuance.
4	Assets that are considered readily available in their current legal form to generate funding or support collateral needs. This category includes reported FHLB assets that remain unutilized and held-to-maturity securities that are available for collateral purposes however not regularly utilized in practice.
5	Assets that cannot be used to support funding or collateral requirements in their current form. This category includes those assets that are potentially eligible as funding program collateral (for example, Canada Mortgage and Housing Corporation (CMHC) insured mortgages that can be securitized into NHA MBS).
6	Securities include trading loans, securities, and other financial assets designated at fair value through profit or loss, available-for-sale securities, and held-to-maturity securities.
7	Assets reported in Securities purchased under reverse repurchase agreements represent the value of these transactions and not the value of the collateral received.
8	Other assets include amounts receivable from brokers, dealers, and clients.
9	Off-balance sheet items include the collateral value from the securities received under reverse repurchase agreements, securities borrowing, margin loans, and other client activity. The loan value from the reverse repurchase transactions and margin loans/client activity is deducted from the on-balance sheet Unencumbered – Other category.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 43

LIQUIDITY COVERAGE RATIO

The Bank must maintain the LCR above 100% under normal operating conditions under the OSFI LAR requirement. The LCR is calculated as the ratio of the stock of unencumbered high quality liquid assets (HQLA) over the net cash outflow requirements in the next 30 days under a hypothetical liquidity stress event. The stress event incorporates a number of idiosyncratic and market-wide shocks, including deposit run-offs, partial loss of wholesale funding, additional collateral requirements due to credit rating downgrades and market volatility, sudden increases in the drawdown of unused lines provided to the Bank's clients, and other obligations the Bank expects to honor during stress to mitigate reputational risk. HQLA eligible for the LCR calculation under the OSFI LAR are primarily central bank reserves, sovereign issued or guaranteed securities, and high quality securities issued by non-financial entities. In calculating the LCR, HQLA haircuts, deposit run-off rates, and other outflow and inflow rates are prescribed by the OSFI LAR guideline.

The following table summarizes the Bank's regulatory average monthly LCR position from May to July 2015 calculated according to the OSFI LAR guideline.

TABLE 41: AVERAGE BASEL III LIQUIDITY COVERAGE RATIO[1]
(billions of Canadian dollars, except as noted)	Average for the three months ended
		July 31, 2015
	Total unweighted	Total weighted
	value (average)[2]	value (average)[3]

High-quality liquid assets
Total high-quality liquid assets	$ n/a4	$166.1

Cash outflows
Retail deposits and deposits from small business customers, of which:	$352.1	$24.4
Stable deposits[5]	154.9	4.7
Less stable deposits	197.2	19.7
Unsecured wholesale funding, of which:	182.2	85.9
Operational deposits (all counterparties) and deposits in networks of cooperative banks[6]	82.4	19.2
Non-operational deposits (all counterparties)	70.0	36.9
Unsecured debt	29.8	29.8
Secured wholesale funding	n/a4	7.8
Additional requirements, of which:	126.5	31.4
Outflows related to derivative exposures and other collateral requirements	19.5	5.8
Outflows related to loss of funding on debt products	8.2	8.2
Credit and liquidity facilities	98.8	17.4
Other contractual funding obligations	12.6	8.0
Other contingent funding obligations[7]	471.8	6.4
Total cash outflows	$ n/a4	$163.9

Cash inflows
Secured lending	$91.7	$14.0
Inflows from fully performing exposures	11.4	5.7
Other cash inflows	9.4	9.4
Total cash inflows	$112.5	$29.1

	Average for the three months ended
	July 31, 2015	April 30, 2015
	Total adjusted	Total adjusted
	value	value
Total high-quality liquid assets[8]	$166.1	$167.4
Total net cash outflows[9]	134.8	136.8
Liquidity coverage ratio[10]	123%	122%
1	The average is comprised of the three month ends that are in the fiscal quarter.
2	Unweighted inflow and outflow values are outstanding balances maturing or callable within 30 days.
3	Weighted values are calculated after the application of respective HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guidelines.
4	Not applicable.
5	As defined by OSFI LAR, stable deposits from retail and small medium-sized enterprise (SME) customers are deposits that are insured, and are either held in transactional accounts, or the depositors have an established relationship with the Bank that make deposit withdrawal highly unlikely.
6	Operational deposits from non-SME business customers are deposits kept with the Bank in order to facilitate their access and ability to conduct payment and settlement activities. These activities include clearing, custody, or cash management services.
7	Includes uncommitted credit and liquidity facilities, stable value money market mutual funds, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows. TD has no contractual obligation to buyback these outstanding TD debt securities, and as a result, a 0% outflow rate is applied under the OSFI LAR guideline.
8	Adjusted HQLA includes both asset haircut and applicable caps, as prescribed by the OSFI LAR (HQLA assets after haircuts are capped at 40% for Level 2 and 15% for Level 2B).
9	Adjusted Net Cash Outflows include both inflow and outflow rates and applicable caps, as prescribed by the OSFI LAR (inflows are capped at 75% of outflows).
10	The LCR percentage is calculated as the simple average of the three month-end LCR percentages.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 44

The Bank’s average LCR of 123% for quarter ended July 31, 2015, continues to meet the regulatory requirement.

The Bank holds a variety of liquid assets commensurate with liquidity needs in the organization. Many of these assets qualify as HQLA under the OSFI LAR guidelines. The average HQLA of the Bank for the quarter ended July 31, 2015, was $166.1 billion (April 30, 2015 – $167.4 billion). This amount excludes excess HQLA from the U.S. Retail operations, as required by the OSFI LAR, to reflect liquidity transfer considerations between U.S. Retail and its affiliates in the Bank as a result of U.S. Federal Reserve Board's regulations. By excluding excess HQLA, the U.S. Retail LCR is effectively capped at 100% prior to total Bank consolidation.

We manage our LCR position with a target minimum that reflects management's liquidity risk tolerances. As described in the section “How TD Manages Liquidity Risk”, we manage our HQLA and other liquidity buffers to the higher of TD's internal liquidity policy and the regulatory requirements through LCR and NCCF. As a result, the total stock of HQLA is subject to ongoing rebalancing against the projected liquidity requirements, and it should be considered as part of TD's normal business activities instead of any indication of change in the Bank's risk appetite, unless otherwise stated.

FUNDING

The Bank has access to a variety of short-term and long-term unsecured and secured funding sources, including securitization channels that it uses to meet funding requirements. The Bank’s funding activities are conducted in accordance with the liquidity management policy that requires, among other things, assets be funded to the appropriate term or stressed trading market depth.

The Bank's primary approach to managing funding activities is to maximize the use of deposits raised through personal and commercial banking channels. The following table illustrates the Bank’s large base of personal and commercial, domestic wealth, and TD Ameritrade sweep deposits (collectively P&C deposits) that make up over 70% of total funding excluding securitization.

TABLE 42: SUMMARY OF DEPOSIT FUNDING
(billions of Canadian dollars)		As at
	July 31	October 31
	2015	2014
P&C deposits – Canadian Retail	$286.9	$273.2
P&C deposits – U.S. Retail	276.7	227.1
Other deposits	1.7	1.1
Total	$565.3	$501.4

The Bank actively maintains various external funding programs to provide access to diversified funding sources, including asset securitization, covered bonds, and unsecured wholesale debt. The Bank's wholesale funding is diversified by geography, by currency, and by funding channel. The Bank also utilizes certificates of deposit and commercial paper to fund on the shorter term.

The following table summarizes by geography the longer-term programs, with the related program size. Longer-term programs are generally used for funding with an original term of one year or greater.

Canada	United States	Europe
Senior Medium Term Linked Notes Program ($2 billion)	U.S. SEC (F-3) Registered Linked Notes Program (US$2 billion)	United Kingdom Listing Authority (UKLA) Registered European Medium Term Note Program (US$20 billion)
Genesis Trust II Asset-Backed Securities Program ($7 billion)	U.S. SEC (F-10) Registered Senior Medium Term Notes Program (US$20 billion)	UKLA Registered Legislative Covered Bond Program ($40 billion)
Capital Securities Program ($10 billion)	U.S. SEC (F-10) Registered Capital Securities Program (US$5 billion)	UKLA Registered Structured Covered Bond Program (€10 billion, grandfathered)

TD continuously evaluates opportunities to diversify its funding into new markets and potential investor segments against relative issuance costs. Through this diversification, the Bank aims to maximize funding flexibility and minimize funding concentrations and dependency.

The Bank maintains depositor concentration limits against short-term wholesale deposits so that it does not depend on one or small groups of depositors for funding. The Bank further limits short-term wholesale funding that can mature in a given time period in an effort to mitigate exposures to refinancing risk during a stress event.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 45

The Bank continues to explore all opportunities to access lower-cost funding on a sustainable basis. The following table represents the various sources of funding obtained as at July 31, 2015, and October 31, 2014.

TABLE 43: WHOLESALE FUNDING
(millions of Canadian dollars)	As at
						July 31		October 31
						2015		2014
	Less than	1 to 3	3 to 6	6 months	Over 1 to	Over
	1 month	months	months	to 1 year	2 years	2 years	Total	Total
Deposits from banks[1]	$6,014	$2,087	$1,171	$162	$–	$–	$9,434	$10,491
Bearer deposit note	940	305	1,190	431	–	–	2,866	716
Certificates of deposit	10,147	21,578	18,410	20,613	623	–	71,371	69,381
Commercial paper	5,964	7,771	5,709	1,235	–	–	20,679	8,144
Asset backed commercial paper[2]	378	849	559	–	–	–	1,786	3,099
Covered bonds	–	–	–	–	7,856	15,923	23,779	16,511
Mortgage securitization	10	437	1,633	3,467	6,545	21,750	33,842	36,158
Senior unsecured medium term notes	136	330	2,345	5,125	15,711	28,015	51,662	41,268
Subordinated notes and debentures[3]	–	–	–	–	–	8,456	8,456	7,785
Term asset backed securitization	–	–	–	–	899	1,750	2,649	1,953
Other[4]	3,036	1,788	126	82	3	19	5,054	3,720
Total	$26,625	$35,145	$31,143	$31,115	$31,637	$75,913	$231,578	$199,226

Of which:
Secured	$1,696	$2,594	$2,193	$3,467	$15,303	$39,442	$64,695	$57,721
Unsecured	24,929	32,551	28,950	27,648	16,334	36,471	166,883	141,505
Total	$26,625	$35,145	$31,143	$31,115	$31,637	$75,913	$231,578	$199,226
1	Includes fixed-term deposits with banks.
2	Represents asset-backed commercial paper (ABCP) issued by consolidated bank-sponsored structured entities.
3	Subordinated notes and debentures are not considered wholesale funding as they may be raised primarily for capital management purposes.
4	Includes fixed-term deposits from non-bank institutions (unsecured) of $2.4 billion (October 31, 2014 – $3.7 billion) and other collateralized funding (secured) of $2.6 billion (October 31, 2014 – nil).

Excluding the Wholesale Banking mortgage aggregation business, the Bank's total mortgage-backed securities issuance for the three and nine months ended July 31, 2015, was $0.5 billion and $1.7 billion, respectively (three and nine months ended July 31, 2014 – $1.0 billion and $3.1 billion, respectively), and other real-estate secured issuance via asset-backed securities for the three and nine months ended July 31, 2015, was nil and $0.8 billion, respectively (three and nine months ended July 31, 2014 – nil and $1.0 billion, respectively). The Bank also issued $5.4 billion and $12.7 billion, respectively, of unsecured medium-term notes for the three and nine months ended July 31, 2015, (three and nine months ended July 31, 2014 – $7.7 billion and $14.4 billion, respectively) in various currencies and markets. The total covered bonds issuance for the three and nine months ended July 31, 2015, was $1.8 billion and $6.5 billion, respectively (both three and nine months ended July 31, 2014 – $2.6 billion).

REGULATORY DEVELOPMENTS CONCERNING LIQUIDITY AND FUNDING

On August 1, 2014, the Department of Finance released a public consultation paper (the “Bail-in Consultation”) regarding a proposed Taxpayer Protection and Bank Recapitalization regime (commonly referred to as “bail-in”) which outlines their intent to implement a comprehensive risk management framework for Canada’s D-SIBs, which includes TD. The regime is aimed at reducing the likelihood of failure of systemically important banks and providing authorities with the means to restore a bank to viability in the unlikely event that a bank should fail, without disrupting the financial system or economy and without using taxpayer funds. When the regime is in place, it will allow for the expedient conversion of certain bank liabilities into regulatory capital when OSFI has determined that a bank has become or is about to become non-viable. It is proposed in the Bail-in Consultation that the conversion power only apply to long-term senior debt that is issued, originated, or renegotiated after an implementation date determined by the Government of Canada (GoC). The GoC has also proposed that in order to have sufficient loss absorbing capacity that D-SIBs be subject to a higher loss absorbency requirement of between 17 to 23% of RWA, which can be met through the sum of regulatory capital (for example, common equity and NVCC instruments) and long-term senior debt. On April 21, 2015, in its 2015 federal budget, the Canadian Federal Government confirmed its intention to implement the bail-in regime. The summary of the proposed bail-in legislation was in line with the proposals in the Bail-in Consultation paper and no implementation timeline has been provided.

In June 2015, the BCBS released the final requirements for the “Net Stable Funding Ratio Disclosure Standards”. The standard defines a common public disclosure framework for the Net Stable Funding Ratio (NSFR) calculated in accordance to the guidelines published by BCBS in October 2014. The NSFR is designed to reduce structural funding risk by requiring banks to have sufficient stable sources of funding and lower reliance on funding maturing in one year to support their businesses. The NSFR and its public disclosure requirement are expected to become minimum standards by January 2018.

MATURITY ANALYSIS OF ASSETS, LIABILITIES, AND OFF-bALANCE SHEET COMMITMENTS

The following table summarizes on-balance sheet and off-balance sheet categories by remaining contractual maturity. Off-balance sheet commitments include contractual obligations to make future payments on operating and capital lease commitments, certain purchase obligations and other liabilities. The values of credit instruments reported in the following table represent the maximum amount of additional credit that the Bank could be obligated to extend should contracts be fully utilized. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements. These contractual obligations have an impact on the Bank’s short-term and long-term liquidity and capital resource needs.

The maturity analysis presented does not depict the Bank’s asset/liability matching or exposure to interest rate and liquidity risk. The Bank ensures that assets are appropriately funded to protect against borrowing cost volatility and potential reductions to funding market availability. The Bank utilizes stable P&C non-specific maturity deposits (chequing and savings accounts) and P&C term deposits as the primary source of long-term funding for the Bank’s non-trading assets. The Bank also funds the stable balance of revolving lines of credit with long-term funding sources. The Bank conducts long-term funding activities based on the projected net growth for non-trading assets after considering such items as new business volumes, renewals of both term loans and term deposits, and how customers exercise options to prepay loans and pre-redeem deposits. The Bank also raises shorter-term unsecured wholesale deposits to fund trading assets based on its internal estimates of liquidity of these assets under stressed market conditions.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 46

TABLE 44: REMAINING CONTRACTUAL MATURITY
(millions of Canadian dollars)								As at
								July 31, 2015
									No
	Less than	1 to 3	3 to 6	6 to 9	9 months	Over 1 to	Over 2 to	Over	specific
	1 month	months	months	months	to 1 year	2 years	5 years	5 years	maturity	Total
Assets
Cash and due from banks	$3,542	$–	$–	$–	$–	$–	$–	$–	$–	$3,542
Interest-bearing deposits with banks	17,918	513	154	158	262	–	–	–	30,076	49,081
Trading loans, securities, and other[1]	1,852	3,913	5,482	3,773	4,665	8,211	17,027	18,503	45,046	108,472
Derivatives	3,888	5,769	4,268	2,888	3,674	11,252	14,016	29,301	–	75,056
Financial assets designated at fair value through
profit or loss	251	432	331	353	166	544	707	1,123	98	4,005
Available-for-sale securities	4	372	2,101	571	1,450	5,483	29,146	36,275	2,184	77,586
Held-to-maturity securities	–	338	918	1,551	1,838	7,573	35,929	25,514	–	73,661
Securities purchased under reverse repurchase agreements	62,747	20,436	12,814	3,797	2,435	66	30	–	–	102,325
Loans
Residential mortgages	1,406	2,763	6,409	14,794	12,417	33,268	104,457	32,772	–	208,286
Consumer instalment and other personal	1,201	2,104	3,513	4,529	3,624	14,312	30,324	12,268	62,294	134,169
Credit card	–	–	–	–	–	–	–	–	27,047	27,047
Business and government	20,204	3,842	5,316	4,301	6,305	10,770	46,333	51,066	12,036	160,173
Debt securities classified as loans	–	–	5	95	43	110	285	1,759	–	2,297
Total loans	22,811	8,709	15,243	23,719	22,389	58,460	181,399	97,865	101,377	531,972
Allowance for loan losses	–	–	–	–	–	–	–	–	(3,344)	(3,344)
Loans, net of allowance for loan losses	22,811	8,709	15,243	23,719	22,389	58,460	181,399	97,865	98,033	528,628
Customers’ liability under acceptances	11,547	2,469	220	4	31	–	–	–	–	14,271
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	6,577	6,577
Goodwill[2]	–	–	–	–	–	–	–	–	16,342	16,342
Other intangibles[2]	–	–	–	–	–	–	–	–	2,695	2,695
Land, buildings, equipment, and other depreciable assets[2]	–	–	–	–	–	–	–	–	5,304	5,304
Deferred tax assets	–	–	–	–	–	–	–	–	2,114	2,114
Amounts receivable from brokers, dealers, and clients	16,794	–	–	–	–	–	–	–	–	16,794
Other assets	2,374	382	177	1,407	177	82	158	80	7,912	12,749
Total assets	$143,728	$43,333	$41,708	$38,221	$37,087	$91,671	$278,412	$208,661	$216,381	$1,099,202
Liabilities
Trading deposits	$12,607	$21,588	$23,737	$12,716	$7,755	$411	$1,130	$729	$–	$80,673
Derivatives	2,919	4,449	3,255	2,471	3,054	8,713	10,459	27,800	–	63,120
Securitization liabilities at fair value	–	–	470	28	285	1,678	5,038	3,068	–	10,567
Other financial liabilities designated at fair value through
profit or loss	137	239	384	281	339	364	37	–	–	1,781
Deposits[3,4]
Personal	4,742	6,688	6,493	6,441	5,153	9,267	12,535	189	336,924	388,432
Banks	7,871	4,656	1,068	222	171	3	6	13	6,095	20,105
Business and government	16,811	14,533	5,800	2,761	5,318	24,316	37,408	10,062	160,114	277,123
Total deposits	29,424	25,877	13,361	9,424	10,642	33,586	49,949	10,264	503,133	685,660
Acceptances	11,547	2,469	220	4	31	–	–	–	–	14,271
Obligations related to securities sold short[1]	370	803	671	475	603	3,361	11,415	10,252	6,386	34,336
Obligations related to securities sold under repurchase
agreements	57,342	9,700	4,939	832	954	151	109	–	–	74,027
Securitization liabilities at amortized cost	10	437	1,163	1,608	1,546	4,867	11,123	2,521	–	23,275
Amounts payable to brokers, dealers, and clients	15,479	–	–	–	–	–	–	–	–	15,479
Insurance-related liabilities	149	230	308	–	518	810	1,686	1,030	1,654	6,385
Other liabilities[5]	1,930	1,615	1,998	493	198	1,223	2,316	75	5,359	15,207
Subordinated notes and debentures	–	–	–	–	–	–	–	8,456	–	8,456
Liability for capital trust securities	–	–	–	–	–	–	–	–	–	–
Equity	–	–	–	–	–	–	–	–	65,965	65,965
Total liabilities and equity	$131,914	$67,407	$50,506	$28,332	$25,925	$55,164	$93,262	$64,195	$582,497	$1,099,202
Off-balance sheet commitments
Purchase obligations
Operating lease commitments	$75	$152	$228	$229	$225	$883	$2,229	$4,176	$–	$8,197
Network service agreements	2	4	5	5	9	–	–	–	–	25
Automated teller machines	10	20	28	28	29	45	39	–	–	199
Contact center technology	3	5	8	8	8	32	37	–	–	101
Software licensing and equipment maintenance	2	12	82	35	37	120	140	51	–	479
Credit and liquidity commitments
Financial and performance standby letters of credit	226	996	2,894	2,525	2,987	2,716	8,120	118	–	20,582
Documentary and commercial letters of credit	39	60	36	5	6	28	35	–	–	209
Commitments to extend credit and liquidity[6,7]	13,530	15,376	9,218	4,943	7,445	8,170	59,418	3,966	1,900	123,966
Non-consolidated structured entity commitments
Commitments to liquidity facilities for ABCP	–	216	173	169	169	260	206	–	–	1,193
1	Amount has been recorded according to the remaining contractual maturity of the underlying security.
2	For the purposes of this table, non-financial assets have been recorded as having ‘no specific maturity’.
3	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having ‘no specific maturity’.
4	Includes $24 billion of covered bonds with remaining contractual maturities of $8 billion in ‘over 1 to 2 years’, $13 billion in ‘over 2 to 5 years’, and $3 billion in ‘over 5 years’.
5	Includes $109 million of capital lease commitments with remaining contractual maturities of $3 million in ‘less than 1 month’, $7 million in ‘1 month to 3 months’, $8 million in ‘3 months to 6 months’, $8 million in ‘6 months to 9 months’, $7 million in ‘9 months to 1 year’, $24 million in ‘over 1 to 2 years’, $29 million in ‘over 2 to 5 years’, and $23 million in ‘over 5 years’.
6	Includes $134 million in commitments to extend credit to private equity investments.
7	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 47

TABLE 44: REMAINING CONTRACTUAL MATURITY (continued)
(millions of Canadian dollars)								As at
								October 31, 2014
									No
	Less than	1 to 3	3 to 6	6 to 9	9 months	Over 1 to	Over 2 to	Over	specific
	1 month	months	months	months	to 1 year	2 years	5 years	5 years	maturity	Total
Assets
Cash and due from banks	$2,769	$12	$–	$–	$–	$–	$–	$–	$–	$2,781
Interest-bearing deposits with banks	28,693	358	355	45	145	–	–	–	14,177	43,773
Trading loans, securities, and other[1]	1,827	2,347	3,281	2,225	2,620	5,219	17,831	14,887	50,936	101,173
Derivatives	5,845	4,945	2,932	2,951	1,696	7,168	14,544	15,715	–	55,796
Financial assets designated at fair value through
profit or loss	172	1,411	662	469	419	274	348	814	176	4,745
Available-for-sale securities	482	1,350	1,851	1,719	393	5,316	24,877	25,089	1,931	63,008
Held-to-maturity securities	98	1,353	485	966	573	5,807	20,478	27,217	–	56,977
Securities purchased under reverse repurchase agreements	40,978	18,321	13,563	3,413	6,037	205	39	–	–	82,556
Loans
Residential mortgages	1,174	1,735	5,052	8,669	8,566	52,314	94,362	27,040	–	198,912
Consumer instalment and other personal	991	1,352	2,446	2,498	3,270	14,097	24,505	12,786	61,466	123,411
Credit card	–	–	–	–	–	–	–	–	25,570	25,570
Business and government	15,766	3,883	3,606	6,384	3,487	9,451	36,813	41,330	10,629	131,349
Debt securities classified as loans	12	12	34	254	–	147	499	1,737	–	2,695
Total loans	17,943	6,982	11,138	17,805	15,323	76,009	156,179	82,893	97,665	481,937
Allowance for loan losses	–	–	–	–	–	–	–	–	(3,028)	(3,028)
Loans, net of allowance for loan losses	17,943	6,982	11,138	17,805	15,323	76,009	156,179	82,893	94,637	478,909
Customers’ liability under acceptances	11,256	1,796	22	6	–	–	–	–	–	13,080
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	5,569	5,569
Goodwill[2]	–	–	–	–	–	–	–	–	14,233	14,233
Other intangibles[2]	–	–	–	–	–	–	–	–	2,680	2,680
Land, buildings, equipment, and other depreciable assets[2]	–	–	–	–	–	–	–	–	4,930	4,930
Deferred tax assets	–	–	–	–	–	–	–	–	2,008	2,008
Amounts receivable from brokers, dealers, and clients	17,130	–	–	–	–	–	–	–	–	17,130
Other assets	2,364	390	1,158	77	166	111	130	41	6,726	11,163
Total assets	$129,557	$39,265	$35,447	$29,676	$27,372	$100,109	$234,426	$166,656	$198,003	$960,511
Liabilities
Trading deposits	$10,785	$14,876	$11,242	$9,587	$11,165	$171	$975	$533	$–	$59,334
Derivatives	4,904	4,661	2,558	2,707	1,453	6,391	12,973	15,562	–	51,209
Securitization liabilities at fair value	–	290	1,284	356	–	797	5,527	2,944	–	11,198
Other financial liabilities designated at fair value through
profit or loss	231	281	447	528	370	1,218	175	–	–	3,250
Deposits[3,4]
Personal	5,136	6,616	6,616	5,753	5,278	9,431	13,260	170	290,980	343,240
Banks	6,316	4,071	1,239	76	800	3	6	11	3,249	15,771
Business and government	16,711	11,213	3,905	13,163	4,196	17,332	26,326	6,704	142,155	241,705
Total deposits	28,163	21,900	11,760	18,992	10,274	26,766	39,592	6,885	436,384	600,716
Acceptances	11,256	1,796	22	6	–	–	–	–	–	13,080
Obligations related to securities sold short[1]	2,817	2,861	691	518	425	3,812	7,152	9,440	11,749	39,465
Obligations related to securities sold under repurchase
agreements	42,928	6,093	1,908	838	1,108	129	108	–	–	53,112
Securitization liabilities at amortized cost	19	389	1,580	715	519	6,860	11,934	2,944	–	24,960
Amounts payable to brokers, dealers, and clients	18,192	–	–	–	–	–	–	–	3	18,195
Insurance-related liabilities	151	236	314	–	531	774	1,468	954	1,651	6,079
Other liabilities[5]	2,697	3,554	903	339	285	400	2,536	99	5,084	15,897
Subordinated notes and debentures	–	–	–	–	–	–	–	7,785	–	7,785
Liability for capital trust securities	–	–	–	–	–	–	–	–	–	–
Equity	–	–	–	–	–	–	–	–	56,231	56,231
Total liabilities and equity	$122,143	$56,937	$32,709	$34,586	$26,130	$47,318	$82,440	$47,146	$511,102	$960,511
Off-balance sheet commitments
Purchase obligations
Operating lease commitments	$69	$137	$207	$205	$205	$786	$1,942	$3,183	$–	$6,734
Network service agreements	2	3	5	5	5	20	–	–	–	40
Automated teller machines	20	34	53	41	28	42	47	–	–	265
Contact center technology	2	5	7	7	7	29	54	–	–	111
Software licensing and equipment maintenance	6	68	17	26	9	132	64	–	–	322
Credit and liquidity commitments
Financial and performance standby letters of credit	647	1,295	2,378	2,605	1,637	2,633	6,316	884	–	18,395
Documentary and commercial letters of credit	24	59	43	21	9	21	20	10	–	207
Commitments to extend credit and liquidity[6,7]	12,616	12,366	5,779	4,195	4,161	11,416	45,269	3,061	1,505	100,368
Non-consolidated structured entity commitments
Commitments to liquidity facilities for ABCP	–	272	189	66	66	381	408	–	–	1,382
1	Amount has been recorded according to the remaining contractual maturity of the underlying security.
2	For the purposes of this table, non-financial assets have been recorded as having ‘no specific maturity’.
3	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having ‘no specific maturity’.
4	Includes $17 billion of covered bonds with remaining contractual maturities of $2 billion in ‘6 months to 9 months’, $4 billion in ‘over 1 to 2 years’, $10 billion in ‘over 2 to 5 years’, and $1 billion in ‘over 5 years’.
5	Includes $119 million of capital lease commitments with remaining contractual maturities of $3 million in ‘less than 1 month’, $6 million in ‘1 month to 3 months’, $8 million in ‘3 months to 6 months’, $8 million in ‘6 months to 9 months’, $8 million in ‘9 months to 1 year’, $28 million in ‘over 1 to 2 years’, $34 million in ‘over 2 to 5 years’, and $24 million in ‘over 5 years’.
6	Includes $76 million in commitments to extend credit to private equity investments.
7	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 48

securitization and off-balance sheet arrangements

The Bank carries out certain business activities through arrangements with structured entities, including special purpose entities (SPE). The Bank uses SPE's to raise capital, obtain sources of liquidity by securitizing certain of the Bank’s financial assets, to assist the Bank’s clients in securitizing their financial assets, and to create investment products for the Bank’s clients. Securitizations are an important part of the financial markets, providing liquidity by facilitating investor access to specific portfolios of assets and risks. See Note 7 to the Bank’s Interim Consolidated Financial Statements for further information regarding the Bank’s involvement with SPEs.

Securitization of Bank-Originated Assets

The Bank securitizes residential mortgages, business and government loans, personal loans, automobile loans, and credit card loans to enhance its liquidity position, to diversify sources of funding and to optimize the management of the balance sheet.

The Bank securitizes residential mortgages under the National Housing Act Mortgage-Backed Securities (NHA MBS) program sponsored by the Canada Mortgage and Housing Corporation (CMHC). The securitization of the residential mortgages with the CMHC does not qualify for derecognition and remain on the Bank’s Interim Consolidated Balance Sheet. Additionally, the Bank securitizes personal loans and credit card loans by selling them to Bank-sponsored SPEs that are consolidated by the Bank. The Bank also securitizes U.S. residential mortgages with U.S. government-sponsored entities which qualify for derecognition and are removed from the Bank’s Interim Consolidated Balance Sheet. All other products securitized by the Bank were originated in Canada and sold to Canadian securitization structures. See Note 6 and Note 7 to the Interim Consolidated Financial Statements for further information.

TABLE 45: EXPOSURES SECURITIZED BY THE BANK AS ORIGINATOR[1]
(millions of Canadian dollars)					As at
			Significant
	Significant		consolidated
	unconsolidated SPEs		SPEs	Non-SPE third-parties
		Carrying			Carrying
		value of			value of
	Securitized	retained	Securitized	Securitized	retained
	assets	interests	assets	assets	interests
				July 31, 2015
Residential mortgage loans	$23,681	$–	$–	$7,466	$–
Consumer instalment and other personal loans[2]	–	–	5,361	–	–
Business and government loans	–	–	–	1,865	40
Total exposure	$23,681	$–	$5,361	$9,331	$40

				October 31, 2014
Residential mortgage loans	$23,796	$–	$–	$9,765	$–
Consumer instalment and other personal loans[2]	–	–	6,081	–	–
Business and government loans	2	–	–	2,031	44
Total exposure	$23,798	$–	$6,081	$11,796	$44
1	Includes all assets securitized by the Bank, irrespective of whether they are on-balance sheet or off-balance sheet for accounting purposes, except for securitizations through U.S. government-sponsored entities.
2	In securitization transactions that the Bank has undertaken for its own assets it has acted as an originating bank and retained securitization exposure from a capital perspective.

Residential Mortgage Loans

The Bank securitizes residential mortgage loans through significant unconsolidated SPEs and Canadian non-SPE third-parties. Residential mortgage loans securitized by the Bank may give rise to full derecognition of the financial assets depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes residential mortgage loans, the Bank may be exposed to the risks of transferred loans through retained interests. As at July 31, 2015, the Bank has not recognized any retained interests due to the securitization of residential mortgage loans on its Interim Consolidated Balance Sheet.

Consumer Instalment and Other Personal Loans

The Bank securitizes consumer instalment and other personal loans through consolidated SPEs. The Bank consolidates the SPEs as they serve as financing vehicles for the Bank’s assets, the Bank has power over the key economic decisions of the SPE, and the Bank is exposed to the majority of the residual risks of the SPEs. As at July 31, 2015, the SPEs had $2.5 billion of issued commercial paper outstanding (October 31, 2014 – $4 billion) and $2.9 billion of issued notes outstanding (October 31, 2014 – $2 billion). As at July 31, 2015, the Bank’s maximum potential exposure to loss for these conduits was $5.4 billion (October 31, 2014 – $6 billion) of which $0.5 billion of underlying consumer instalment and other personal loans was government insured (October 31, 2014 – $1 billion).

Business and Government Loans

The Bank securitizes business and government loans through significant unconsolidated SPEs and Canadian non-SPE third parties. Business and government loans securitized by the Bank may be derecognized from the Bank’s balance sheet depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through retained interests. There are no expected credit losses on the retained interests of the securitized business and government loans as the mortgages are all government insured.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 49

Securitization of Third Party-Originated Assets

Significant Consolidated Special Purpose Entities

The Bank has a securitization exposure to certain third party originated assets through a consolidated SPE. The Bank consolidates the SPE since TD has power over the key economic decisions of the SPE, it is wholly-funded by the Bank, and the Bank is exposed to the majority of the risks of the SPE. As at July 31, 2015, the consolidated SPE had $776 million (October 31, 2014 – $524 million) of assets secured by underlying trade receivables, originated in the U.S. The weighted-average life of these assets is 1.7 years (October 31, 2014 – 2.4 years). The Bank's maximum potential exposure to loss due to its funding of the SPE as at July 31, 2015, was $776 million (October 31, 2014 – $524 million). As at July 31, 2015, the funding is provided primarily through a senior facility that has an AA (low) rating from the credit rating agency. Further, as at July 31, 2015, the Bank had committed to provide an additional $140 million (October 31, 2014 – $96 million) in funding to the SPE.

Significant Non-Consolidated Special Purpose Entities

Multi-Seller Conduits

The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank. TD’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $11.3 billion as at July 31, 2015 (October 31, 2014 – $9.9 billion). Further, as at July 31, 2015, the Bank had committed to provide an additional $1.2 billion in liquidity facilities that can be used to support future ABCP in the purchase of deal-specific assets (October 31, 2014 – $1.4 billion).

All third-party assets securitized by the Bank’s non-consolidated multi-seller conduits were originated in Canada and sold to Canadian securitization structures. Details of the Bank-administered multi-seller ABCP conduits are included in the following table.

TABLE 46: EXPOSURE TO THIRD PARTY-ORIGINATED ASSETS SECURITIZED BY BANK-SPONSORED NON-CONSOLIDATED CONDUITS
(millions of Canadian dollars, except as noted)				As at
	July 31, 2015		October 31, 2014
	Exposure and	Expected	Exposure and	Expected
	ratings profile of	weighted-	ratings profile of	weighted-
	unconsolidated SPEs	average life	unconsolidated SPEs	average life
	AAA[1]	(years)[2]	AAA[1]	(years)[2]
Residential mortgage loans	$6,742	3.4	$6,395	3.3
Credit card loans	–	–	–	–
Automobile loans and leases	2,020	1.4	1,777	1.3
Equipment loans and leases	–	–	–	–
Trade receivables	2,497	2.4	1,753	1.7
Total exposure	$11,259	2.9	$9,925	2.7
1	The Bank’s total liquidity facility exposure only relates to ‘AAA’ rated assets.
2	Expected weighted-average life for each asset type is based upon each of the conduit’s remaining purchase commitment for revolving pools and the expected weighted-average life of the assets for amortizing pools.

As at July 31, 2015, the Bank held $2.2 billion of ABCP issued by Bank-sponsored multi-seller conduits within the Available-for-sale securities and Trading loans, securities, and other categories on its Interim Consolidated Balance Sheet (October 31, 2014 – $1.3 billion).

Exposure to Third Party-Sponsored Conduits

The Bank has exposure to U.S. third party-sponsored conduits arising from providing liquidity facilities of $654 million as at July 31, 2015 (October 31, 2014 – $564 million), of which nil has been drawn (October 31, 2014 – nil). The assets within these conduits are comprised of individual notes backed by automotive loan receivables. As at July 31, 2015, these assets have maintained ratings from various credit rating agencies, with a minimum rating of AA.

The Bank did not have any exposure to Canadian third party-sponsored conduits in the form of margin funding facilities as at July 31, 2015, and October 31, 2014.

Leveraged Finance Credit Commitments

Also included in “Commitments to extend credit” in Note 29 to the Bank’s Consolidated Financial Statements for the year ended October 31, 2014, are leveraged finance credit commitments. Leveraged finance credit commitments are agreements that provide funding to a wholesale borrower with higher levels of debt, measured by the ratio of debt capital to equity capital of the borrower, relative to the industry in which it operates. The Bank’s exposure to leveraged finance credit commitments as at July 31, 2015, and October 31, 2014, was not significant.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 50

QUARTERLY RESULTS

The following table provides summary information related to the Bank’s eight most recently completed quarters.

TABLE 47: QUARTERLY RESULTS
(millions of Canadian dollars, except as noted)							For the three months ended
			2015				2014	2013
	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31
Net interest income	$4,697	$4,580	$4,560	$4,457	$4,435	$4,391	$4,301	$4,183
Non-interest income	3,309	3,179	3,054	2,995	3,074	3,044	3,264	2,817
Total revenue	8,006	7,759	7,614	7,452	7,509	7,435	7,565	7,000
Provision for credit losses	437	375	362	371	338	392	456	352
Insurance claims and related expenses	600	564	699	720	771	659	683	711
Non-interest expenses	4,292	4,705	4,165	4,331	4,040	4,029	4,096	4,164
Provision for (recovery of) income taxes	502	344	418	370	330	447	365	238
Equity in net income of an investment in
associate, net of income taxes	91	88	90	86	77	80	77	81
Net income – reported	2,266	1,859	2,060	1,746	2,107	1,988	2,042	1,616
Adjustments for items of note, net of
income taxes[1]
Amortization of intangibles	62	65	63	62	60	63	61	59
Litigation and litigation-related charge/reserve	(24)	32	–	–	–	–	–	30
Fair value of derivatives hedging the
reclassified available-for-sale
securities portfolio	(19)	(15)	–	–	(24)	–	(19)	15
Restructuring charges	–	228	–	–	–	–	–	90
Integration charges relating to the
acquisition of the credit card portfolio
of MBNA Canada	–	–	–	54	27	23	21	14
Set-up, conversion and other one-time
costs related to affinity relationship with
Aimia and acquisition of Aeroplan Visa
credit card accounts	–	–	–	–	16	–	115	20
Impact of Alberta flood on the loan portfolio	–	–	–	–	(19)	–	–	(29)
Gain on sale of TD Waterhouse Institutional
Services	–	–	–	–	–	–	(196)	–
Total adjustments for items of note	19	310	63	116	60	86	(18)	199
Net income – adjusted	2,285	2,169	2,123	1,862	2,167	2,074	2,024	1,815
Preferred dividends	25	24	24	32	25	40	46	49
Net income available to common
shareholders and non-controlling
interests in subsidiaries – adjusted	2,260	2,145	2,099	1,830	2,142	2,034	1,978	1,766
Attributable to:
Non-controlling interests – adjusted	28	28	27	27	27	26	27	27
Common shareholders – adjusted	$2,232	$2,117	$2,072	$1,803	$2,115	$2,008	$1,951	$1,739

(Canadian dollars, except as noted)
Basic earnings per share
Reported	$1.20	$0.98	$1.09	$0.92	$1.12	$1.05	$1.07	$0.84
Adjusted	1.21	1.15	1.12	0.98	1.15	1.09	1.06	0.95
Diluted earnings per share
Reported	1.19	0.97	1.09	0.91	1.11	1.04	1.07	0.84
Adjusted	1.20	1.14	1.12	0.98	1.15	1.09	1.06	0.95
Return on common equity – reported	14.9%	12.8%	14.6%	13.1%	16.3%	15.9%	16.4%	13.4%
Return on common equity – adjusted	15.0	15.0	15.1	14.0	16.8	16.6	16.2	15.1
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 51

ACCOUNTING POLICIES AND ESTIMATES

The Bank’s unaudited Interim Consolidated Financial Statements have been prepared in accordance with IFRS. For details of the Bank’s accounting policies under IFRS, refer to Note 2 to the Bank’s Consolidated Financial Statements for the year ended October 31, 2014. For details of the Bank’s significant accounting judgments, estimates, and assumptions under IFRS, refer to Note 3 to the Bank’s Consolidated Financial Statements for the year ended October 31, 2014.

Furthermore, the Bank adopted the following new and amended standards which impacted the Bank’s accounting policies and significant accounting judgments, estimates and assumptions under IFRS:

Presentation – Offsetting Financial Assets and Financial Liabilities

In December 2011, the IASB issued amendments to IAS 32, Financial Instruments: Presentation (the “IAS 32 amendments”), which clarified the existing requirements for offsetting financial assets and financial liabilities. These amendments are effective for annual periods beginning on or after January 1, 2014, which was November 1, 2014, for the Bank. The transition date for the Bank was November 1, 2013.

As a result of adopting the IAS 32 amendments, certain bilateral transactions related to reverse repurchase and repurchase agreements, and amounts receivable from or payable to brokers, dealers, and clients no longer qualified for offsetting under the new guidance. As at October 31, 2014, the IAS 32 amendments resulted in an increase in derivative assets and liabilities of $0.4 billion (November 1, 2013 – $0.5 billion), an increase in reverse repurchase and repurchase agreements of $7.5 billion (November 1, 2013 – $5.2 billion), and an increase in amounts receivable from or payable to brokers, dealers, and clients of $7.8 billion (November 1, 2013 – $5.3 billion).

Levies

In May 2013, the IFRS Interpretations Committee (IFRIC), with the approval of the IASB, issued IFRIC 21, Levies (IFRIC 21). IFRIC 21 provides guidance on when to recognize a liability to pay a levy imposed by government, which is accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014, which was November 1, 2014, for the Bank.

IFRIC 21 changed the pattern and timing of recognition of certain levies paid by the Bank, in that it requires the obligation for these levies to be recognized at specific points in time in accordance with their applicable legislation. This change in timing of recognition did not have a material impact on the financial position, cash flows, or earnings of the Bank on an annual basis.

Novation of Derivatives and Continuation of Hedge Accounting

In June 2013, the IASB issued amendments to IAS 39, Financial Instruments: Recognition and Measurement (IAS 39), which provides relief from discontinuing hedge accounting when novation of a derivative designated as a hedge accounting instrument meets certain criteria. The IAS 39 amendments are effective for annual periods beginning on or after January 1, 2014, which was November 1, 2014, for the Bank, and have been applied retrospectively. The IAS 39 amendments did not have a material impact on the financial position, cash flows, or earnings of the Bank and have been retained in the final version of IFRS 9, Financial Instruments (IFRS 9).

FUTURE CHANGES IN ACCOUNTING POLICIES

The IASB continues to make changes to IFRS to improve the overall quality of financial reporting. The Bank is actively monitoring all of the IASB’s projects that are relevant to the Bank’s financial reporting and accounting policies.

The following standards have been issued, but are not yet effective on the date of issuance of the Bank’s Interim Consolidated Financial Statements. The Bank is currently assessing the impact of the application of these standards on the Interim Consolidated Financial Statements and will adopt these standards when they become effective.

Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, which replaces the guidance in IAS 39. This final version includes requirements on: (1) Classification and measurement of financial assets and liabilities; (2) Impairment; and (3) Hedge accounting. Accounting for macro hedging has been decoupled from IFRS 9. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, which will be November 1, 2018, for the Bank, and is to be applied retrospectively with certain exceptions. In January 2015, OSFI issued the final version of the Advisory titled “Early adoption of IFRS 9 Financial Instruments for Domestic Systemically Important Banks”. All domestic systemically important banks (D-SIB), including the Bank, are required to early adopt IFRS 9 for the annual period beginning on November 1, 2017. The Bank is currently in the planning phase of its project which includes assessing the financial statement impact of adopting IFRS 9, identifying potential business impacts, developing a detailed project plan, assessing resource requirements, and providing training to staff. The adoption of IFRS 9 is a significant initiative for the Bank supported by a formal governance framework, for which substantial resources are being dedicated to ensure proper implementation.

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which clarifies the principles for recognizing revenue and cash flows arising from contracts with customers. In July 2015, the IASB confirmed a one-year deferral of the effective date to annual periods beginning on or after January 1, 2018, which will be November 1, 2018 for the Bank, with early adoption permitted. The Bank is currently assessing the impact of adopting this standard.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 52

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the most recent interim period, there have been no changes in the Bank’s policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 53

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
(millions of Canadian dollars, except as noted)	As at
	July 31	October 31
	2015	2014
ASSETS
Cash and due from banks	$3,542	$2,781
Interest-bearing deposits with banks	49,081	43,773
	52,623	46,554
Trading loans, securities, and other (Note 3)	108,472	101,173
Derivatives (Note 3)	75,056	55,796
Financial assets designated at fair value through profit or loss (Note 3)	4,005	4,745
Available-for-sale securities (Notes 3, 4)	77,586	63,008
	265,119	224,722
Held-to-maturity securities (Note 4)	73,661	56,977
Securities purchased under reverse repurchase agreements	102,325	82,556
Loans (Note 5)
Residential mortgages	208,286	198,912
Consumer instalment and other personal	134,169	123,411
Credit card	27,047	25,570
Business and government	160,173	131,349
Debt securities classified as loans	2,297	2,695
	531,972	481,937
Allowance for loan losses (Note 5)	(3,344)	(3,028)
Loans, net of allowance for loan losses	528,628	478,909
Other
Customers’ liability under acceptances	14,271	13,080
Investment in TD Ameritrade (Note 8)	6,577	5,569
Goodwill (Note 10)	16,342	14,233
Other intangibles	2,695	2,680
Land, buildings, equipment, and other depreciable assets	5,304	4,930
Deferred tax assets (Note 18)	2,114	2,008
Amounts receivable from brokers, dealers, and clients	16,794	17,130
Other assets (Note 11)	12,749	11,163
	76,846	70,793
Total assets	$1,099,202	$960,511
LIABILITIES
Trading deposits (Notes 3, 12)	$80,673	$59,334
Derivatives (Note 3)	63,120	51,209
Securitization liabilities at fair value (Note 3)	10,567	11,198
Other financial liabilities designated at fair value through profit or loss (Note 3)	1,781	3,250
	156,141	124,991
Deposits (Note 12)
Personal	388,432	343,240
Banks	20,105	15,771
Business and government	277,123	241,705
	685,660	600,716
Other
Acceptances	14,271	13,080
Obligations related to securities sold short	34,336	39,465
Obligations related to securities sold under repurchase agreements	74,027	53,112
Securitization liabilities at amortized cost	23,275	24,960
Amounts payable to brokers, dealers, and clients	15,479	18,195
Insurance-related liabilities	6,385	6,079
Other liabilities (Note 13)	15,207	15,897
	182,980	170,788
Subordinated notes and debentures	8,456	7,785
Total liabilities	1,033,237	904,280
EQUITY
Common shares (millions of shares issued and outstanding: July 31, 2015 – 1,853.9, Oct. 31, 2014 – 1,846.2) (Note 15)	20,180	19,811
Preferred shares (millions of shares issued and outstanding: July 31, 2015 – 108.0, Oct. 31, 2014 – 88.0) (Note 15)	2,700	2,200
Treasury shares – common (millions of shares held: July 31, 2015 – (0.3), Oct. 31, 2014 – (1.6)) (Note 15)	(17)	(54)
Treasury shares – preferred (millions of shares held: July 31, 2015 – (0.2), Oct. 31, 2014 – (0.04)) (Note 15)	(4)	(1)
Contributed surplus	226	205
Retained earnings	30,764	27,585
Accumulated other comprehensive income (loss)	10,477	4,936
	64,326	54,682
Non-controlling interests in subsidiaries	1,639	1,549
Total equity	65,965	56,231
Total liabilities and equity	$1,099,202	$960,511

Certain comparative amounts have been restated, where applicable, as a result of the implementation of the 2015 IFRS Standards and Amendments (see Note 2).

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 54

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except as noted)	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
	2015	2014	2015	2014
Interest income
Loans	$5,144	$4,950	$15,160	$14,733
Securities
Interest	779	723	2,275	2,173
Dividends	307	298	958	861
Deposits with banks	36	31	108	97
	6,266	6,002	18,501	17,864
Interest expense
Deposits	1,069	1,060	3,219	3,204
Securitization liabilities	143	187	463	593
Subordinated notes and debentures	93	106	287	312
Other	264	214	695	628
	1,569	1,567	4,664	4,737
Net interest income	4,697	4,435	13,837	13,127
Non-interest income
Investment and securities services	952	871	2,775	2,471
Credit fees	238	211	671	633
Net securities gain (loss) (Note 4)	14	20	68	153
Trading income (loss)	(7)	(148)	(124)	(230)
Service charges	615	551	1,738	1,594
Card services	432	373	1,286	1,156
Insurance revenue	970	1,036	2,781	2,882
Trust fees	39	37	114	111
Other income (loss)	56	123	233	612
	3,309	3,074	9,542	9,382
Total revenue	8,006	7,509	23,379	22,509
Provision for credit losses (Note 5)	437	338	1,174	1,186
Insurance claims and related expenses	600	771	1,863	2,113
Non-interest expenses
Salaries and employee benefits (Note 17)	2,261	2,152	6,813	6,309
Occupancy, including depreciation	437	370	1,272	1,150
Equipment, including depreciation	225	212	658	589
Amortization of other intangibles	167	140	491	430
Marketing and business development	192	182	530	539
Restructuring costs	–	–	337	–
Brokerage-related fees	79	81	247	242
Professional and advisory services	258	244	727	678
Communications	68	73	204	210
Other	605	586	1,883	2,018
	4,292	4,040	13,162	12,165
Income before income taxes and equity in net income of an investment in associate	2,677	2,360	7,180	7,045
Provision for (recovery of) income taxes	502	330	1,264	1,142
Equity in net income of an investment in associate, net of income taxes (Note 8)	91	77	269	234
Net income	2,266	2,107	6,185	6,137
Preferred dividends	25	25	73	111
Net income available to common shareholders and non-controlling interests
in subsidiaries	$2,241	$2,082	$6,112	$6,026
Attributable to:
Non-controlling interests in subsidiaries	$28	$27	$83	$80
Common shareholders	2,213	2,055	6,029	5,946
Weighted-average number of common shares outstanding (millions) (Note 19)
Basic	1,851.1	1,840.2	1,847.9	1,838.1
Diluted	1,855.7	1,846.5	1,853.0	1,844.3
Earnings per share (dollars) (Note 19)
Basic	$1.20	$1.12	$3.26	$3.23
Diluted	1.19	1.11	3.25	3.22
Dividends per share (dollars)	0.51	0.47	1.49	1.37

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 55

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
	2015	2014	2015	2014
Net income	$2,266	$2,107	$6,185	$6,137
Other comprehensive income (loss) (OCI), net of income taxes
Items that will be subsequently reclassified to net income
Change in unrealized gains (losses) on available-for-sale securities[1]	(143)	29	(80)	95
Reclassification to earnings of net losses (gains) in respect of available-for-sale securities[2]	(4)	(28)	(53)	(141)
Net change in unrealized foreign currency translation gains (losses) on investments in
foreign operations	4,734	(247)	8,145	2,129
Reclassification to earnings of net losses (gains) on investments in foreign operations[3]	–	–	–	(13)
Net foreign currency translation gains (losses) from hedging activities[4]	(1,637)	93	(2,800)	(858)
Reclassification to earnings of net losses (gains) on hedges of investments in
foreign operations[5]	–	–	–	13
Change in net gains (losses) on derivatives designated as cash flow hedges[6]	857	(49)	2,597	885
Reclassification to earnings of net losses (gains) on cash flow hedges[7]	(899)	(170)	(2,268)	(1,435)
Items that will not be subsequently reclassified to net income
Actuarial gains (losses) on employee benefit plans[8]	142	(167)	(50)	(252)
	3,050	(539)	5,491	423
Comprehensive income (loss) for the period	$5,316	$1,568	$11,676	$6,560
Attributable to:
Preferred shareholders	$25	$25	$73	$111
Common shareholders	5,263	1,516	11,520	6,369
Non-controlling interests in subsidiaries	28	27	83	80
1	Net of income tax recovery of $27 million for the three months ended July 31, 2015 (three months ended July 31, 2014 – net of income tax provision of $25 million). Net of income tax provision of $4 million for the nine months ended July 31, 2015 (nine months ended July 31, 2014 – net of income tax provision of $58 million).
2	Net of income tax provision of $30 million for the three months ended July 31, 2015 (three months ended July 31, 2014 – net of income tax provision of $9 million). Net of income tax provision of $65 million for the nine months ended July 31, 2015 (nine months ended July 31, 2014 – net of income tax provision of $66 million).
3	Net of income tax provision of nil for the three months ended July 31, 2015 (three months ended July 31, 2014 – net of income tax provision of nil). Net of income tax provision of nil for the nine months ended July 31, 2015 (nine months ended July 31, 2014 – net of income tax provision of nil).
4	Net of income tax recovery of $582 million for the three months ended July 31, 2015 (three months ended July 31, 2014 – net of income tax provision of $33 million). Net of income tax recovery of $995 million for the nine months ended July 31, 2015 (nine months ended July 31, 2014 – net of income tax recovery of $303 million).
5	Net of income tax provision of nil for the three months ended July 31, 2015 (three months ended July 31, 2014 – net of income tax provision of nil). Net of income tax provision of nil for the nine months ended July 31, 2015 (nine months ended July 31, 2014 – net of income tax recovery of $4 million).
6	Net of income tax provision of $967 million for the three months ended July 31, 2015 (three months ended July 31, 2014 – net of income tax recovery of $8 million). Net of income tax provision of $2.2 billion for the nine months ended July 31, 2015 (nine months ended July 31, 2014 – net of income tax provision of $553 million).
7	Net of income tax provision of $1.0 billion for the three months ended July 31, 2015 (three months ended July 31, 2014 – net of income tax provision of $99 million). Net of income tax provision of $2.1 billion for the nine months ended July 31, 2015 (nine months ended July 31, 2014 – net of income tax provision of $853 million).
8	Net of income tax provision of $51 million for the three months ended July 31, 2015 (three months ended July 31, 2014 – net of income tax recovery of $59 million). Net of income tax recovery of $22 million for the nine months ended July 31, 2015 (nine months ended July 31, 2014 – net of income tax recovery of $89 million).

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 56

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (unaudited)
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
	2015	2014	2015	2014
Common shares (Note 15)
Balance at beginning of period	$20,076	$19,593	$19,811	$19,316
Proceeds from shares issued on exercise of stock options	7	61	96	175
Shares issued as a result of dividend reinvestment plan	97	94	273	257
Purchase of shares for cancellation	–	(43)	–	(43)
Balance at end of period	20,180	19,705	20,180	19,705
Preferred shares (Note 15)
Balance at beginning of period	2,800	2,250	2,200	3,395
Issue of shares	150	1,000	1,200	1,000
Redemption of shares	(250)	(625)	(700)	(1,770)
Balance at end of period	2,700	2,625	2,700	2,625
Treasury shares – common (Note 15)
Balance at beginning of period	(11)	(120)	(54)	(145)
Purchase of shares	(1,475)	(1,044)	(4,123)	(3,075)
Sale of shares	1,469	1,072	4,160	3,128
Balance at end of period	(17)	(92)	(17)	(92)
Treasury shares – preferred (Note 15)
Balance at beginning of period	(14)	(1)	(1)	(2)
Purchase of shares	(85)	(58)	(235)	(111)
Sale of shares	95	57	232	111
Balance at end of period	(4)	(2)	(4)	(2)
Contributed surplus
Balance at beginning of period	226	173	205	170
Net premium (discount) on sale of treasury shares	(1)	14	29	29
Stock options	3	(4)	1	(8)
Other	(2)	1	(9)	(7)
Balance at end of period	226	184	226	184
Retained earnings
Balance at beginning of period	29,362	26,134	27,585	23,982
Net income attributable to shareholders	2,238	2,080	6,102	6,057
Common dividends	(945)	(864)	(2,755)	(2,518)
Preferred dividends	(25)	(25)	(73)	(111)
Share issue expenses and others	(2)	(11)	(28)	(11)
Net premium on repurchase of common shares and redemption of preferred shares	(6)	(177)	(17)	(177)
Actuarial gains (losses) on employee benefit plans	142	(167)	(50)	(252)
Balance at end of period	30,764	26,970	30,764	26,970
Accumulated other comprehensive income (loss)
Net unrealized gain (loss) on available-for-sale securities:
Balance at beginning of period	652	685	638	732
Other comprehensive income (loss)	(147)	1	(133)	(46)
Balance at end of period	505	686	505	686
Net unrealized foreign currency translation gain (loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of period	5,277	2,147	3,029	722
Other comprehensive income (loss)	3,097	(154)	5,345	1,271
Balance at end of period	8,374	1,993	8,374	1,993
Net gain (loss) on derivatives designated as cash flow hedges:
Balance at beginning of period	1,640	1,374	1,269	1,705
Other comprehensive income (loss)	(42)	(219)	329	(550)
Balance at end of period	1,598	1,155	1,598	1,155
Total	10,477	3,834	10,477	3,834
Non-controlling interests in subsidiaries
Balance at beginning of period	1,589	1,534	1,549	1,508
Net income attributable to non-controlling interests in subsidiaries	28	27	83	80
Other	22	(30)	7	(57)
Balance at end of period	1,639	1,531	1,639	1,531
Total equity	$65,965	$54,755	$65,965	$54,755
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 57

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
	2015	2014	2015	2014
Cash flows from (used in) operating activities
Net income before income taxes	$2,768	$2,437	$7,449	$7,279
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses (Note 5)	437	338	1,174	1,186
Depreciation	148	121	439	390
Amortization of other intangibles	167	140	491	430
Net securities losses (gains) (Note 4)	(14)	(20)	(68)	(153)
Equity in net income of an investment in associate (Note 8)	(91)	(77)	(269)	(234)
Deferred taxes	(229)	148	(260)	171
Changes in operating assets and liabilities
Interest receivable and payable (Notes 11, 13)	(188)	(106)	(195)	(236)
Securities sold short	1,862	1,497	(5,129)	(2,816)
Trading loans and securities	(5,628)	(2,288)	(7,299)	191
Loans net of securitization and sales	(23,821)	(10,523)	(50,313)	(20,357)
Deposits	46,447	22,350	104,816	47,395
Derivatives	(7,401)	1,357	(7,349)	(1,114)
Financial assets and liabilities designated at fair value through profit or loss	(125)	919	738	1,502
Securitization liabilities	(256)	(2,951)	(2,316)	(8,692)
Other	(8,774)	1,411	(17,689)	(4,040)
Net cash from (used in) operating activities	5,302	14,753	24,220	20,902
Cash flows from (used in) financing activities
Change in securities sold under repurchase agreements	14,532	8,011	20,915	16,326
Issue of subordinated notes and debentures (Note 14)	1,500	–	1,500	–
Redemption of subordinated notes and debentures (Note 14)	–	–	(875)	–
Common shares issued (Note 15)	6	52	81	147
Preferred shares issued (Note 15)	148	989	1,184	989
Repurchase of common shares	–	(220)	–	(220)
Redemption of preferred shares (Note 15)	(256)	(625)	(717)	(1,770)
Sale of treasury shares (Note 15)	1,563	1,143	4,421	3,268
Purchase of treasury shares (Note 15)	(1,560)	(1,102)	(4,358)	(3,186)
Dividends paid	(873)	(795)	(2,555)	(2,372)
Distributions to non-controlling interests in subsidiaries	(28)	(27)	(83)	(80)
Net cash from (used in) financing activities	15,032	7,426	19,513	13,102
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(3,427)	(2,982)	(5,308)	(8,125)
Activities in available-for-sale securities (Note 4)
Purchases	(14,496)	(11,536)	(38,811)	(31,820)
Proceeds from maturities	9,038	5,238	21,276	23,303
Proceeds from sales	1,569	1,083	6,593	6,239
Activities in held-to-maturity securities (Note 4)
Purchases	(2,426)	(2,218)	(14,366)	(8,360)
Proceeds from maturities	2,875	1,478	7,231	5,381
Activities in debt securities classified as loans
Purchases	(9)	(4)	(23)	(30)
Proceeds from maturities	424	133	756	1126
Proceeds from sales	–	10	–	10
Net purchases of land, building, equipment, and other depreciable assets	(352)	(105)	(813)	(497)
Changes in securities purchased (sold) under reverse repurchase agreements	(13,081)	(13,012)	(19,769)	(19,028)
Net cash acquired from (paid for) divestitures, acquisitions and the sale of
TD Ameritrade shares (Note 8)	–	(28)	–	(2,768)
Net cash from (used in) investing activities	(19,885)	(21,943)	(43,234)	(34,569)
Effect of exchange rate changes on cash and due from banks	148	(10)	262	83
Net increase (decrease) in cash and due from banks	597	226	761	(482)
Cash and due from banks at beginning of period	2,945	2,873	2,781	3,581
Cash and due from banks at end of period	$3,542	$3,099	$3,542	$3,099
Supplementary disclosure of cash flows from operating activities
Amount of income taxes paid (refunded) during the period	$51	$284	$429	$834
Amount of interest paid during the period	1,793	1,732	4,790	4,990
Amount of interest received during the period	5,995	5,763	17,474	17,020
Amount of dividends received during the period	356	303	946	878

Certain comparative amounts have been restated, where applicable, as a result of the implementation of the 2015 IFRS Standards and Amendments (see Note 2).

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 58

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 1: NATURE OF OPERATIONS

CORPORATE INFORMATION

The Toronto-Dominion Bank is a bank chartered under the Bank Act. The shareholders of a bank are not, as shareholders, liable for any liability, act, or default of the bank except as otherwise provided under the Bank Act. The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). The Bank was formed through the amalgamation on February 1, 1955, of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869). The Bank is incorporated and domiciled in Canada with its registered and principal business offices located at 66 Wellington Street West, Toronto, Ontario. TD serves customers in three business segments operating in a number of locations in key financial centres around the globe: Canadian Retail, U.S. Retail, and Wholesale Banking.

BASIS OF PREPARATION

The accompanying Interim Consolidated Financial Statements and accounting principles followed by the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI). The Interim Consolidated Financial Statements are presented in Canadian dollars, unless otherwise indicated.

These Interim Consolidated Financial Statements were prepared on a condensed basis in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34) using the accounting policies as described in Note 2 to the Bank’s 2014 Annual Consolidated Financial Statements, as well as the new and amended standards under IFRS (2015 IFRS Standards and Amendments) adopted retrospectively by the Bank as discussed in Note 2 below. Certain other comparative amounts have also been restated/reclassified to conform with the presentation adopted in the current period.

The preparation of financial statements requires that management make estimates, assumptions, and judgments regarding the reported amount of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities, as further described in Note 3 to the Bank’s 2014 Annual Consolidated Financial Statements, as well as in Note 2 below. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

The Bank’s Interim Consolidated Financial Statements have been prepared using uniform accounting policies for like transactions and events in similar circumstances. All intercompany transactions, balances, and unrealized gains and losses on transactions are eliminated on consolidation.

The Interim Consolidated Financial Statements for the three and nine months ended July 31, 2015, were approved and authorized for issue by the Bank’s Board of Directors, in accordance with a recommendation of the Audit Committee, on August 26, 2015.

As the Interim Consolidated Financial Statements do not include all of the disclosures normally provided in the Annual Consolidated Financial Statements, it should be read in conjunction with the 2014 Annual Consolidated Financial Statements and the accompanying Notes, and the shaded sections of the 2014 Management’s Discussion and Analysis (MD&A). Certain disclosures are included in the shaded sections of the “Managing Risk” section of the MD&A in this report, as permitted by IFRS, and form an integral part of the Interim Consolidated Financial Statements. The Interim Consolidated Financial Statements were prepared under a historical cost basis, except for certain items carried at fair value as discussed in Note 2 to the Bank’s 2014 Annual Consolidated Financial Statements.

NOTE 2: CURRENT AND FUTURE CHANGES IN ACCOUNTING POLICIES

CURRENT CHANGES IN ACCOUNTING POLICY

The following new and amended standards have been adopted by the Bank.

Presentation – Offsetting Financial Assets and Financial Liabilities

In December 2011, the IASB issued amendments to IAS 32, Financial Instruments: Presentation (the “IAS 32 amendments”), which clarified the existing requirements for offsetting financial assets and financial liabilities. These amendments are effective for annual periods beginning on or after January 1, 2014, which was November 1, 2014, for the Bank. The transition date for the Bank was November 1, 2013.

As a result of adopting the IAS 32 amendments, certain bilateral transactions related to reverse repurchase and repurchase agreements, and amounts receivable from or payable to brokers, dealers, and clients no longer qualified for offsetting under the new guidance. As at October 31, 2014, the IAS 32 amendments resulted in an increase in derivative assets and liabilities of $0.4 billion (November 1, 2013 – $0.5 billion), an increase in reverse repurchase and repurchase agreements of $7.5 billion (November 1, 2013 – $5.2 billion), and an increase in amounts receivable from or payable to brokers, dealers, and clients of $7.8 billion (November 1, 2013 – $5.3 billion).

Levies

In May 2013, the IFRS Interpretations Committee (IFRIC), with the approval of the IASB, issued IFRIC 21, Levies (IFRIC 21). IFRIC 21 provides guidance on when to recognize a liability to pay a levy imposed by government, which is accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014, which was November 1, 2014, for the Bank.

IFRIC 21 changed the pattern and timing of recognition of certain levies paid by the Bank, in that it requires the obligation for these levies to be recognized at specific points in time in accordance with their applicable legislation. This change in timing of recognition did not have a material impact on the financial position, cash flows, or earnings of the Bank on an annual basis.

Novation of Derivatives and Continuation of Hedge Accounting

In June 2013, the IASB issued amendments to IAS 39, Financial Instruments: Recognition and Measurement (IAS 39), which provides relief from discontinuing hedge accounting when novation of a derivative designated as a hedge accounting instrument meets certain criteria. The IAS 39 amendments are effective for annual periods beginning on or after January 1, 2014, which was November 1, 2014, for the Bank, and have been applied retrospectively. The IAS 39 amendments did not have a material impact on the financial position, cash flows, or earnings of the Bank and have been retained in the final version of IFRS 9, Financial Instruments (IFRS 9).

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 59

FUTURE CHANGES IN ACCOUNTING POLICIES

The IASB continues to make changes to IFRS to improve the overall quality of financial reporting. The Bank is actively monitoring all of the IASB’s projects that are relevant to the Bank’s financial reporting and accounting policies.

The following standards have been issued, but are not yet effective on the date of issuance of the Bank’s Interim Consolidated Financial Statements. The Bank is currently assessing the impact of the application of these standards on the Interim Consolidated Financial Statements and will adopt these standards when they become effective.

Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, which replaces the guidance in IAS 39. This final version includes requirements on: (1) Classification and measurement of financial assets and liabilities; (2) Impairment; and (3) Hedge accounting. Accounting for macro hedging has been decoupled from IFRS 9. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, which will be November 1, 2018, for the Bank, and is to be applied retrospectively with certain exceptions. In January 2015, OSFI issued the final version of the Advisory titled “Early adoption of IFRS 9 Financial Instruments for Domestic Systemically Important Banks”. All domestic systemically important banks (D-SIB), including the Bank, are required to early adopt IFRS 9 for the annual period beginning on November 1, 2017. The Bank is currently in the planning phase of its project which includes assessing the financial statement impact of adopting IFRS 9, identifying potential business impacts, developing a detailed project plan, assessing resource requirements, and providing training to staff. The adoption of IFRS 9 is a significant initiative for the Bank supported by a formal governance framework, for which substantial resources are being dedicated to ensure proper implementation.

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which clarifies the principles for recognizing revenue and cash flows arising from contracts with customers. In July 2015, the IASB confirmed a one-year deferral of the effective date to annual periods beginning on or after January 1, 2018, which will be November 1, 2018 for the Bank, with early adoption permitted. The Bank is currently assessing the impact of adopting this standard.

NOTE 3: FAIR VALUE MEASUREMENTS

Certain assets and liabilities, primarily financial instruments, are carried on the balance sheet at their fair value on a recurring basis. These financial instruments include trading loans and securities, assets and liabilities designated at fair value through profit or loss, instruments classified as available-for-sale, derivatives, certain securities purchased under reverse repurchase agreements, certain deposits classified as trading, securitization liabilities at fair value, obligations related to securities sold short, and certain obligations related to securities sold under repurchase agreements. All other financial assets and financial liabilities are carried at amortized cost and the fair values are disclosed as follows:

Determination of fair value

The fair value of financial instruments traded in active markets at the balance sheet date is based on their available quoted market prices. For all other financial instruments not traded in an active market, fair value may be based on other observable current market transactions involving the same or similar instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs. Observable market inputs may include interest rate yield curves, foreign exchange rates, and option volatilities. Valuation techniques include comparisons with similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants.

For certain complex or illiquid financial instruments, fair value is determined using valuation techniques in which current market transactions or observable market inputs are not available. Determining which valuation technique to apply requires judgment. The valuation techniques themselves also involve some level of estimation and judgment. The judgments include liquidity considerations and model inputs such as volatilities, correlations, spreads, discount rates, pre-payment rates, and prices of underlying instruments. Any imprecision in these estimates can affect the resulting fair value.

The inherent nature of private equity investing is that the Bank’s valuation may change over time due to developments in the business underlying the investment. Such fluctuations may be significant depending on the nature of the factors going into the valuation methodology and the extent of change in those factors.

Judgment is also used in recording fair value adjustments to model valuations to account for measurement uncertainty when valuing complex and less actively traded financial instruments. If the market for a complex financial instrument develops, the pricing for this instrument may become more transparent, resulting in refinement of valuation models.

Valuation Governance

Valuation processes are guided by policies and procedures that are approved by senior management and subject matter experts. Senior Executive oversight over the valuation process is provided through various valuation-related committees. Further, the Bank has a number of additional controls in place, including an independent price verification process to ensure the accuracy of fair value measurements reported in the financial statements. The sources used for independent pricing comply with the standards set out in the approved valuation-related policies, which includes consideration of the reliability, relevancy, and timeliness of data.

METHODS AND ASSUMPTIONS

The Bank calculates fair values for measurement and disclosure purposes based on the following methods of valuation and assumptions:

Government and Government-Related Securities

The fair value of Canadian government debt securities is based on quoted prices in active markets, where available. Where quoted prices are not available, valuation techniques such as discounted cash flow models may be used, which maximize the use of observable inputs such as government bond yield curves.

The fair value of U.S. federal and state government, as well as agency debt securities, is determined by reference to recent transaction prices, broker quotes, or third-party vendor prices. Brokers or third-party vendors may use a pool-specific valuation model to value these securities. Observable market inputs to the model include to-be-announced (TBA) market prices, the applicable indices, and metrics such as the coupon, maturity, and weighted-average maturity of the pool. Market inputs used in the valuation model include, but are not limited to, indexed yield curves and trading spreads.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 60

The fair value of residential mortgage-backed securities is primarily based on broker quotes, third-party vendor prices, or other valuation techniques, such as the use of option-adjusted spread (OAS) models which include inputs such as prepayment rate assumptions related to the underlying collateral. Observable inputs include, but are not limited to, indexed yield curves and bid-ask spreads. Other inputs may include volatility assumptions derived using Monte Carlo simulations and take into account factors such as counterparty credit quality and liquidity.

Other Debt Securities

The fair value of corporate and other debt securities, including debt securities reclassified from trading to available-for-sale, is primarily based on broker quotes, third-party vendor prices, or other valuation techniques, such as discounted cash flow techniques. Market inputs used in the valuation techniques or underlying third-party vendor prices or broker quotes include benchmark and government bond yield curves, credit spreads, and trade execution data.

Asset-backed securities are primarily fair valued using third-party vendor prices. The third-party vendor employs a valuation model which maximizes the use of observable inputs such as benchmark yield curves and bid-ask spreads. The model also takes into account relevant data about the underlying collateral, such as weighted-average terms to maturity and prepayment rate assumptions.

Equity Securities

The fair value of equity securities is based on quoted prices in active markets, where available. Where quoted prices in active markets are not readily available, such as for private equity securities, or where there is a wide bid-offer spread, fair value is determined based on quoted market prices for similar securities or through valuation techniques, including discounted cash flow analysis, and multiples of earnings before taxes, depreciation and amortization, and other relevant valuation techniques.

If there are trading restrictions on the equity security held, a valuation adjustment is recognized against available prices to reflect the nature of the restriction. However, restrictions that are not part of the security held and represent a separate contractual arrangement that has been entered into by the Bank and a third-party do not impact the fair value of the original instrument.

Retained Interests

Retained interests are classified as trading securities and are initially recognized at relative fair value. Subsequently, the fair value of retained interests recognized by the Bank is determined by estimating the present value of future expected cash flows using management’s best estimates of key assumptions including credit losses, prepayment rates, forward yield curves, and discount rates, that are commensurate with the risks involved. Differences between the actual cash flows and the Bank’s estimate of future cash flows are recognized in income. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.

Loans

The estimated fair value of loans carried at amortized cost, other than debt securities classified as loans, reflects changes in market price that have occurred since the loans were originated or purchased. For fixed-rate performing loans, estimated fair value is determined by discounting the expected future cash flows related to these loans at current market interest rates for loans with similar credit risks. For floating-rate performing loans, changes in interest rates have minimal impact on fair value since loans reprice to market frequently. On that basis, fair value is assumed to approximate carrying value. The fair value of loans is not adjusted for the value of any credit protection the Bank has purchased to mitigate credit risk.

At initial recognition, debt securities classified as loans do not include securities with quoted prices in active markets. When quoted market prices are not readily available, fair value is based on quoted market prices of similar securities, other third-party evidence or by using a valuation technique that maximizes the use of observable market inputs. If quoted prices in active markets subsequently become available, these are used to determine fair value for debt securities classified as loans.

The fair value of loans carried at fair value through profit or loss, which includes trading loans and loans designated at fair value through profit or loss, is determined using observable market prices, where available. Where the Bank is a market maker for loans traded in the secondary market, fair value is determined using executed prices, or prices for comparable trades. For those loans where the Bank is not a market maker, the Bank obtains broker quotes from other reputable dealers, and corroborates this information using valuation techniques or by obtaining consensus or composite prices from pricing services.

Commodities

The fair value of physical commodities is based on quoted prices in active markets, where available. The Bank also transacts in commodity derivative contracts which can be traded on an exchange or in over-the-counter (OTC) markets. The fair value of derivative financial instruments is determined as follows:

Derivative Financial Instruments

The fair value of exchange-traded derivative financial instruments is based on quoted market prices. The fair value of OTC derivative financial instruments is estimated using well established valuation techniques, such as discounted cash flow techniques, the Black-Scholes model, and Monte Carlo simulation. The valuation models incorporate inputs that are observable in the market or can be derived from observable market data.

Prices derived by using models are recognized net of valuation adjustments. The inputs used in the valuation models depend on the type of derivative and the nature of the underlying instrument and are specific to the instrument being valued. Inputs can include, but are not limited to, interest rate yield curves, foreign exchange rates, dividend yield projections, commodity spot and forward prices, recovery rates, volatilities, spot prices, and correlation.

A credit risk valuation adjustment (CRVA) is recognized against the model value of OTC derivatives to account for the uncertainty that either counterparty in a derivative transaction may not be able to fulfill its obligations under the transaction. In determining CRVA, the Bank takes into account master netting agreements and collateral, and considers the creditworthiness of the counterparty and the Bank itself, in assessing potential future amounts owed to, or by the Bank.

In the case of defaulted counterparties, a specific provision is established to recognize the estimated realizable value, net of collateral held, based on market pricing in effect at the time the default is recognized. In these instances, the estimated realizable value is measured by discounting the expected future cash flows at an appropriate effective interest rate immediately prior to impairment, after adjusting for the value of collateral. The fair value of non-trading derivatives is determined on the same basis as for trading derivatives.

The fair value of a derivative is partly a function of collateralization. The Bank uses the relevant overnight index swap (OIS) curve to discount the cash flows for collateralized derivatives as most collateral is posted in cash and can be funded at the overnight rate.

In the fourth quarter of 2014, the Bank implemented funding valuation adjustment (FVA) in response to growing evidence that market implied funding costs and benefits are now considered in the pricing and fair valuation of uncollateralized derivatives. Some of the key drivers of FVA include the market implied cost of funding spread over the London Interbank Offered Rate (LIBOR) and the expected average exposure by counterparty. FVA is further adjusted to account for the extent to which the funding cost is incorporated into observed traded levels and to calibrate to the expected term of the trade.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 61

The FVA applies to both assets and liabilities, but largely relates to uncollateralized derivative assets given the impact of the Bank's own credit risk, which is a significant component of the funding costs, is already incorporated in the valuation of uncollateralized derivative liabilities through the application of debit valuation adjustments (DVAs). The Bank will continue to monitor industry practice, and may refine the methodology and the products to which FVA applies to as market practices evolve.

Deposits

The estimated fair value of term deposits is determined by discounting the contractual cash flows using interest rates currently offered for deposits with similar terms.

For deposits with no defined maturities, the Bank considers fair value to equal carrying value, which is equivalent to the amount payable on the balance sheet date.

For trading deposits, fair value is determined using discounted cash flow valuation techniques which maximize the use of observable market inputs such as benchmark yield curves and foreign exchange rates. The Bank considers the impact of its own creditworthiness in the valuation of these deposits by reference to observable market inputs.

Securitization Liabilities

The fair value of securitization liabilities is based on quoted market prices or quoted market prices for similar financial instruments, where available. Where quoted prices are not available, fair value is determined using valuation techniques, which maximize the use of observable inputs, such as Canada Mortgage Bond (CMB) curves.

Obligations Related to Securities Sold Short

The fair value of these obligations is based on the fair value of the underlying securities, which can include equity or debt securities. As these obligations are fully collateralized, the method used to determine fair value would be the same as that of the relevant underlying equity or debt securities.

Securities Purchased Under Reverse Repurchase Agreements and Obligations Related to Securities Sold under Repurchase Agreements

Commodities purchased or sold with an agreement to sell or repurchase them at a later date at a fixed price are carried at fair value. The fair value of these agreements is based on valuation techniques such as discounted cash flow models which maximize the use of observable market inputs such as interest rate swap curves and commodity forward prices.

Subordinated Notes and Debentures

The fair value of subordinated notes and debentures are based on quoted market prices for similar issues or current rates offered to the Bank for debt of equivalent credit quality and remaining maturity.

Other Financial Liabilities Designated at Fair Value

For deposits designated at fair value through profit or loss, fair value is determined using discounted cash flow valuation techniques which maximize the use of observable market inputs such as benchmark yield curves. The Bank considers the impact of its own creditworthiness in the valuation of these deposits by reference to observable market inputs. The Bank currently issues mortgage loan commitments to its customers which allow them to lock in a fixed mortgage rate prior to their expected funding date. The Bank values loan commitments through the use of an option pricing model and with adjustments calculated using an expected funding ratio to arrive at the most representative fair value. The expected funding ratio represents the Bank’s best estimate, based on historical analysis, as to the amount of loan commitments that will actually fund. If commitment extensions are exercised by the borrower, the Bank will remeasure the written option at fair value.

Portfolio Exception

IFRS 13 provides a measurement exception that allows an entity to determine the fair value of a group of financial assets and liabilities with offsetting risks based on the sale or transfer of its net exposure to a particular risk or risks. The Bank manages certain financial assets and financial liabilities, such as derivative assets and derivative liabilities on the basis of net exposure and applies the portfolio exception when determining the fair value of these financial assets and financial liabilities.

Fair Value of Assets and Liabilities not measured at Fair Value

The fair value of assets and liabilities subsequently not measured at fair value include loans, deposits, certain securitization liabilities, certain securities purchased under reverse repurchase agreements, obligations relating to securities sold under repurchase agreements, and subordinated notes and debentures. For these instruments, fair values are calculated for disclosure purposes only, and the valuation techniques are disclosed above. In addition, the Bank has determined that the carrying value approximates the fair value for the following assets and liabilities as they are usually liquid floating rate financial instruments and are generally short term in nature: cash and due from banks, interest-bearing deposits with banks, customers’ liability under acceptances, and acceptances.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 62

Carrying Value and Fair Value of Financial Instruments and Commodities

The fair values in the following table exclude the value of assets that are not financial instruments, such as land, buildings and equipment, as well as goodwill and other intangible assets, including customer relationships, which are of significant value to the Bank. The following table includes the fair value of commodities.

Financial Assets, Liabilities, and Commodities
(millions of Canadian dollars)			As at
	July 31, 2015		October 31, 2014
	Carrying	Fair	Carrying	Fair
	value	value	value	value
FINANCIAL ASSETS AND COMMODITIES
Cash and due from banks	$3,542	$3,542	$2,781	$2,781
Interest-bearing deposits with banks	49,081	49,081	43,773	43,773
Trading loans, securities, and other
Government and government-related securities	41,086	41,086	30,899	30,899
Other debt securities	11,492	11,492	9,019	9,019
Equity securities	41,577	41,577	45,911	45,911
Trading loans	10,619	10,619	10,142	10,142
Commodities	3,658	3,658	5,154	5,154
Retained interests	40	40	48	48
Total trading loans, securities, and other	108,472	108,472	101,173	101,173
Derivatives	75,056	75,056	55,796	55,796
Financial assets designated at fair value through profit or loss	4,005	4,005	4,745	4,745
Available-for-sale securities
Government and government-related securities	46,098	46,098	31,707	31,707
Other debt securities	28,821	28,821	28,724	28,724
Equity securities[1]	2,187	2,187	1,931	1,931
Debt securities reclassified from trading	480	480	646	646
Total available-for-sale securities	77,586	77,586	63,008	63,008
Held-to-maturity securities[2]
Government and government-related securities	44,303	44,714	34,119	34,371
Other debt securities	29,358	29,379	22,858	22,955
Total held-to-maturity securities	73,661	74,093	56,977	57,326
Securities purchased under reverse repurchase agreements	102,325	102,325	82,556	82,556
Loans	528,628	535,253	478,909	483,044
Customers’ liability under acceptances	14,271	14,271	13,080	13,080
Amounts receivable from brokers, dealers, and clients	16,794	16,794	17,130	17,130
Other assets	3,866	3,866	3,590	3,590

FINANCIAL LIABILITIES
Trading deposits	$80,673	$80,673	$59,334	$59,334
Derivatives	63,120	63,120	51,209	51,209
Securitization liabilities at fair value	10,567	10,567	11,198	11,198
Other financial liabilities designated at fair value through profit or loss	1,781	1,781	3,250	3,250
Deposits	685,660	686,487	600,716	601,705
Acceptances	14,271	14,271	13,080	13,080
Obligations related to securities sold short	34,336	34,336	39,465	39,465
Obligations related to securities sold under repurchase agreements	74,027	74,027	53,112	53,112
Securitization liabilities at amortized cost	23,275	23,774	24,960	25,271
Amounts payable to brokers, dealers, and clients	15,479	15,479	18,195	18,195
Other liabilities	9,878	9,942	9,926	9,958
Subordinated notes and debentures	8,456	8,952	7,785	8,358
1	As at July 31, 2015, the carrying values of certain available-for-sale equity securities of $6 million (October 31, 2014 – $5 million) are assumed to approximate fair value in the absence of quoted market prices in an active market.
2	Includes debt securities reclassified from available-for-sale to held-to-maturity. Refer to Note 4 for carrying value and fair value of the reclassified debt securities.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 63

Fair Value Hierarchy

IFRS requires disclosure of a three-level hierarchy for fair value measurements based upon transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1: Fair value is based on quoted market prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain Canadian and U.S. Treasury bills and other Canadian and U.S. Government and agency mortgage-backed securities, and certain securitization liabilities, that are highly liquid and are actively traded in OTC markets.

Level 2: Fair value is based on observable inputs other than Level 1 prices, such as quoted market prices for similar (but not identical) assets or liabilities in active markets, quoted market prices for identical assets or liabilities in markets that are not active, and other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using valuation techniques with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes Canadian and U.S. Government securities, Canadian and U.S. agency mortgage-backed debt securities, corporate debt securities, certain derivative contracts, certain securitization liabilities, and certain trading deposits.

Level 3: Fair value is based on non-observable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Financial instruments classified within Level 3 of the fair value hierarchy are initially fair valued at their transaction price, which is considered the best estimate of fair value. After initial measurement, the fair value of Level 3 assets and liabilities is determined using valuation models, discounted cash flow methodologies, or similar techniques. This category generally includes retained interests in certain loan securitizations and certain derivative contracts.

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The following table presents the levels within the fair value hierarchy for each of the financial assets and liabilities measured at fair value on a recurring basis as at July 31, 2015, and October 31, 2014.

Fair Value Hierarchy for Assets and Liabilities Measured at Fair Value on a Recurring Basis
(millions of Canadian dollars)								As at
			July 31, 2015				October 31, 2014
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
FINANCIAL ASSETS
Trading loans, securities, and other
Government and government-related securities
Canadian government debt
Federal	$309	$11,275	$–	$11,584	$302	$12,229	$–	$12,531
Provinces	–	5,713	26	5,739	–	5,454	–	5,454
U.S. federal, state, municipal governments,
and agencies debt	334	17,772	–	18,106	–	8,698	–	8,698
Other OECD government guaranteed debt	–	4,852	–	4,852	–	3,427	–	3,427
Mortgage-backed securities	–	805	–	805	–	789	–	789
Other debt securities
Canadian issuers	–	3,636	43	3,679	–	2,805	20	2,825
Other issuers	–	7,631	182	7,813	–	6,128	66	6,194
Equity securities
Common shares	41,036	504	–	41,540	40,695	5,172	4	45,871
Preferred shares	13	–	24	37	40	–	–	40
Trading loans	–	10,619	–	10,619	–	10,142	–	10,142
Commodities	3,505	153	–	3,658	5,154	–	–	5,154
Retained interests	–	–	40	40	–	–	48	48
	45,197	62,960	315	108,472	46,191	54,844	138	101,173
Derivatives
Interest rate contracts	4	26,596	–	26,600	2	23,420	–	23,422
Foreign exchange contracts	49	45,680	23	45,752	56	24,852	16	24,924
Credit contracts	–	13	4	17	–	18	–	18
Equity contracts	–	1,412	584	1,996	–	5,962	1,033	6,995
Commodity contracts	44	644	3	691	94	341	2	437
	97	74,345	614	75,056	152	54,593	1,051	55,796
Financial assets designated at
fair value through profit or loss
Securities	226	3,778	–	4,004	202	4,538	–	4,740
Loans	–	–	1	1	–	–	5	5
	226	3,778	1	4,005	202	4,538	5	4,745
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	–	13,712	–	13,712	199	8,205	–	8,404
Provinces	–	6,586	–	6,586	–	4,494	51	4,545
U.S. federal, state, municipal governments,
and agencies debt	–	12,482	–	12,482	–	12,130	–	12,130
Other OECD government guaranteed debt	–	9,200	7	9,207	–	3,317	5	3,322
Mortgage-backed securities	–	4,111	–	4,111	–	3,306	–	3,306
Other debt securities
Asset-backed securities	–	16,488	501	16,989	–	18,903	–	18,903
Non-agency collateralized mortgage obligation portfolio	–	2,863	–	2,863	–	1,722	–	1,722
Corporate and other debt	–	8,820	149	8,969	–	8,080	19	8,099
Equity securities
Common shares[1,2]	191	167	1,691	2,049	210	242	1,303	1,755
Preferred shares	23	–	109	132	29	1	141	171
Debt securities reclassified from trading	–	219	261	480	–	337	309	646
	214	74,648	2,718	77,580	438	60,737	1,828	63,003
Securities purchased under reverse
repurchase agreements	–	12,630	–	12,630	–	8,154	–	8,154

FINANCIAL LIABILITIES
Trading deposits	$–	$78,836	$1,837	$80,673	$–	$57,703	$1,631	$59,334
Derivatives
Interest rate contracts	26	22,185	91	22,302	2	20,033	81	20,116
Foreign exchange contracts	33	37,329	20	37,382	43	22,975	14	23,032
Credit contracts	–	335	–	335	–	325	–	325
Equity contracts	1	1,232	974	2,207	–	5,660	1,537	7,197
Commodity contracts	57	828	9	894	93	440	6	539
	117	61,909	1,094	63,120	138	49,433	1,638	51,209
Securitization liabilities at fair value	–	10,567	–	10,567	–	11,198	–	11,198
Other financial liabilities designated
at fair value through profit or loss	–	1,775	6	1,781	–	3,242	8	3,250
Obligations related to securities sold short	6,396	27,934	6	34,336	14,305	25,126	34	39,465
Obligations related to securities sold
under repurchase agreements	–	10,412	–	10,412	–	8,242	–	8,242
1	As at July 31, 2015, the carrying values of certain available-for-sale equity securities of $6 million (October 31, 2014 – $5 million) are assumed to approximate fair value in the absence of quoted market prices in an active market.
2	As at July 31, 2015, common shares include the fair value of Federal Reserve Stock and Federal Home Loan Bank stock of $1.4 billion (October 31, 2014 – $1.0 billion) which are redeemable by the issuer at cost for which cost approximates fair value. These securities cannot be traded in the market, hence, these securities have not been subject to sensitivity analysis of Level 3 financial assets and liabilities.
TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 65

The Bank’s policy is to record transfers of assets and liabilities between the different levels of the fair value hierarchy using the fair values as at the end of each reporting period. Assets are transferred between Level 1 and Level 2 depending on if there is sufficient frequency and volume in an active market.

There were no significant transfers between Level 1 and Level 2 during the three months ended July 31, 2015. During the nine months ended July 31, 2015, the Bank transferred $100 million of trading securities from Level 1 to Level 2. During the three and nine months ended July 31, 2014, respectively, the Bank transferred $344 million and $1,017 million of trading securities from Level 1 to Level 2. During the same periods, respectively, the Bank transferred $29 million and $1,156 million of obligations related to securities sold short from Level 1 to Level 2. All the above transfers represented previously on-the-run treasury securities that are now off-the-run.

Movements of Level 3 instruments

Significant transfers into and out of Level 3 occur mainly due to the following reasons:

•	Transfers from Level 3 to Level 2 occur when techniques used for valuing the instrument incorporate significant observable market inputs or broker-dealer quotes which were previously not observable.
•	Transfers from Level 2 to Level 3 occur when an instrument’s fair value, which was previously determined using valuation techniques with significant observable market inputs, is now determined using valuation techniques with significant non-observable inputs.

Due to the unobservable nature of the inputs used to value Level 3 financial instruments there may be uncertainty about the valuation of these instruments. The fair value of Level 3 instruments may be drawn from a range of reasonably possible alternatives. In determining the appropriate levels for these unobservable inputs, parameters are chosen so that they are consistent with prevailing market evidence and management judgment.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 66

The following tables reconcile changes in fair value of all assets and liabilities measured at fair value using significant Level 3 non-observable inputs for the three and nine months ended July 31.

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	May 1	in	Included				Into	Out of	July 31	instruments
	2015	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2015	still held[3]
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and government-
related securities
Canadian government debt
Provinces	$6	$–	$–	$–	$–	$(5)	$25	$–	$26	$–
Other debt securities
Canadian issuers	50	–	–	30	–	(37)	1	(1)	43	–
Other issuers	156	(3)	–	18	–	(84)	106	(11)	182	4
Equity securities
Common shares	72	–	–	–	–	(72)	–	–	–	–
Preferred shares	–	–	–	24	–	–	–	–	24	–
Retained interests	43	1	–	–	–	(4)	–	–	40	–
	327	(2)	–	72	–	(202)	132	(12)	315	4
Financial assets designated
at fair value through
profit or loss
Loans	3	–	–	–	–	(2)	–	–	1	(1)
	3	–	–	–	–	(2)	–	–	1	(1)
Available-for-sale securities
Government and government-
related securities
Canadian government debt
Provinces	–	–	–	–	–	–	–	–	–	–
Other OECD government
guaranteed debt	6	–	1	–	–	–	–	–	7	–
Other debt securities
Asset-backed securities	502	–	(43)	–	–	42	–	–	501	(43)
Corporate and other debt	159	2	9	–	–	(2)	34	(53)	149	9
Equity securities
Common shares	1,594	17	1	101	–	(22)	–	–	1,691	1
Preferred shares	116	(5)	(2)	–	–	–	–	–	109	(1)
Debt securities reclassified
from trading	228	5	8	–	–	(1)	21	–	261	8
	$2,605	$19	$(26)	$101	$–	$17	$55	$(53)	$2,718	$(26)

		Total realized and								Change in
	Fair	unrealized losses							Fair	unrealized
	value	(gains)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	May 1	in	Included				Into	Out of	July 31	instrumentss
	2015	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2015	still held[3]
FINANCIAL LIABILITIES
Trading deposits	$1,797	$(16)	$–	$–	$219	$(163)	$–	$–	$1,837	$(21)
Derivatives[4]
Interest rate contracts	98	(7)	–	–	–	–	–	–	91	(4)
Foreign exchange contracts	(12)	5	–	–	–	(1)	–	5	(3)	(2)
Credit contracts	–	(4)	–	–	–	–	–	–	(4)	(4)
Equity contracts	488	(104)	–	(21)	44	(17)	–	–	390	(104)
Commodity contracts	4	6	–	–	–	(3)	(1)	–	6	5
	578	(104)	–	(21)	44	(21)	(1)	5	480	(109)
Other financial liabilities
designated at fair value
through profit or loss	27	(29)	–	–	33	(25)	–	–	6	(30)
Obligations related to
securities sold short	13	–	–	(13)	–	6	–	–	6	–
1	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
2	Consists of sales, settlements, and foreign exchange.
3	Changes in unrealized gains (losses) on available-for-sale securities are recognized in accumulated other comprehensive income.
4	As at July 31, 2015, consists of derivative assets of $0.6 billion (May 1, 2015 – $0.8 billion) and derivative liabilities of $1.1 billion (May 1, 2015 – $1.4 billion), which have been netted on this table for presentation purposes only.
TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 67

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	November 1	in	Included				Into	Out of	July 31	instruments
	2014	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2015	still held[3]
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and government-
related securities
Canadian government debt
Provinces	$–	$–	$–	$–	$–	$(6)	$32	$–	$26	$–
Other debt securities
Canadian issuers	20	–	–	62	–	(64)	27	(2)	43	–
Other issuers	66	(7)	–	51	–	(144)	227	(11)	182	2
Equity securities
Common shares	4	–	–	77	–	(81)	–	–	–	–
Preferred shares	–	–	–	24	–	–	–	–	24	–
Retained interests	48	2	–	–	–	(10)	–	–	40	(2)
	138	(5)	–	214	–	(305)	286	(13)	315	–
Financial assets designated
at fair value through
profit or loss
Loans	5	1	–	–	–	(5)	–	–	1	(3)
	5	1	–	–	–	(5)	–	–	1	(3)
Available-for-sale securities
Government and government-
related securities
Canadian government debt
Provinces	51	1	–	–	–	–	–	(52)	–	1
Other OECD government
guaranteed debt	5	–	–	–	–	2	–	–	7	–
Other debt securities
Asset-backed securities	–	–	(43)	–	–	42	502	–	501	(43)
Corporate and other debt	19	2	7	–	–	(3)	243	(119)	149	7
Equity securities
Common shares	1,303	63	14	386	–	(75)	–	–	1,691	14
Preferred shares	141	(22)	(10)	–	–	–	–	–	109	(10)
Debt securities reclassified
from trading	309	30	22	–	–	(67)	21	(54)	261	22
	$1,828	$74	$(10)	$386	$–	$(101)	$766	$(225)	$2,718	$(9)

		Total realized and								Change in
	Fair	unrealized losses							Fair	unrealized
	value	(gains)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	November 1	in	Included				Into	Out of	July 31	instruments
	2014	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2015	still held[3]
FINANCIAL LIABILITIES
Trading deposits	$1,631	$30	$–	$–	$687	$(511)	$–	$–	$1,837	$14
Derivatives[4]
Interest rate contracts	81	9	–	–	–	1	–	–	91	10
Foreign exchange contracts	(2)	(4)	–	–	–	–	(3)	6	(3)	(2)
Credit contracts	–	(4)	–	–	–	–	–	–	(4)	(4)
Equity contracts	504	(73)	–	(74)	149	(98)	–	(18)	390	(75)
Commodity contracts	4	24	–	–	–	(20)	(2)	–	6	9
	587	(48)	–	(74)	149	(117)	(5)	(12)	480	(62)
Other financial liabilities
designated at fair value
through profit or loss	8	(34)	–	–	70	(38)	–	–	6	(38)
Obligations related to
securities sold short	34	–	–	(39)	–	13	–	(2)	6	–
1	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
2	Consists of sales, settlements, and foreign exchange.
3	Changes in unrealized gains (losses) on available-for-sale securities are recognized in accumulated other comprehensive income.
4	As at July 31, 2015, consists of derivative assets of $0.6 billion (November 1, 2014 – $1.1 billion) and derivative liabilities of $1.1 billion (November 1, 2014 – $1.6 billion), which have been netted on this table for presentation purposes only.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 68

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	May 1	in	Included				Into	Out of	July 31	instruments
	2014	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2014	still held[3]
FINANCIAL ASSETS
Trading loans, securities,
and other
Other debt securities
Canadian issuers	$18	$–	$–	$2	$–	$(10)	$28	$–	$38	$–
Other issuers	75	1	–	15	–	(22)	5	(1)	73	(2)
Equity securities
Common shares	–	–	–	156	–	–	–	–	156	–
Preferred shares	–	–	–	6	–	–	–	–	6	–
Retained interests	58	1	–	–	–	(6)	–	–	53	(2)
	151	2	–	179	–	(38)	33	(1)	326	(4)
Financial assets designated
at fair value through
profit or loss
Loans	7	1	–	–	–	(2)	–	–	6	(1)
	7	1	–	–	–	(2)	–	–	6	(1)
Available-for-sale securities
Government and government-
related securities
Canadian government debt
Provinces	186	1	–	–	–	–	–	(100)	87	1
Other OECD government
guaranteed debt	8	–	–	2	–	(4)	–	–	6	–
Other debt securities
Corporate and other debt	60	1	–	–	–	–	–	(41)	20	1
Equity securities
Common shares	1,204	3	14	49	–	(22)	–	–	1,248	14
Preferred shares	131	–	8	6	–	–	–	–	145	8
Debt securities reclassified
from trading	292	4	8	–	–	(3)	–	–	301	8
	$1,881	$9	$30	$57	$–	$(29)	$–	$(141)	$1,807	$32

		Total realized and								Change in
	Fair	unrealized losses							Fair	unrealized
	value	(gains)		Movements			Transfers		value	losses
	as at	Included							as at	(gains) on
	May 1	in	Included				Into	Out of	July 31	instruments
	2014	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2014	still held[3]
FINANCIAL LIABILITIES
Trading deposits	$1,526	$33	$–	$–	$191	$(129)	$–	$(20)	$1,601	$26
Derivatives[4]
Interest rate contracts	70	44	–	–	–	3	–	–	117	48
Foreign exchange contracts	(3)	1	–	–	–	–	–	–	(2)	2
Credit contracts	–	–	–	–	–	–	–	–	–	–
Equity contracts	425	77	–	(26)	49	(20)	–	–	505	77
Commodity contracts	(7)	–	–	–	–	3	–	–	(4)	1
	485	122	–	(26)	49	(14)	–	–	616	128
Other financial liabilities
designated at fair value
through profit or loss	15	(17)	–	–	25	(11)	–	–	12	(18)
Obligations related to
securities sold short	16	–	–	(16)	–	21	–	–	21	–
1	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
2	Consists of sales, settlements, and foreign exchange.
3	Changes in unrealized gains (losses) on available-for-sale securities are recognized in accumulated other comprehensive income.
4	As at July 31, 2014, consists of derivative assets of $1.1 billion (May 1, 2014 – $1.0 billion) and derivative liabilities of $1.7 billion (May 1, 2014 – $1.5 billion), which have been netted on this table for presentation purposes only.
TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 69

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	November 1	in	Included				Into	Out of	July 31	instruments
	2013	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2014	still held[3]
FINANCIAL ASSETS
Trading loans, securities,
and other
Other debt securities
Canadian issuers	$5	$–	$–	$9	$–	$(39)	$63	$–	$38	$–
Other issuers	84	4	–	134	–	(185)	37	(1)	73	(3)
Equity securities
Common shares	15	–	–	156	–	(15)	–	–	156	–
Preferred shares	–	–	–	60	–	(54)	2	(2)	6	–
Retained interests	67	4	–	–	–	(18)	–	–	53	(6)
	171	8	–	359	–	(311)	102	(3)	326	(9)
Financial assets designated
at fair value through
profit or loss
Loans	9	1	–	–	–	(4)	–	–	6	(3)
	9	1	–	–	–	(4)	–	–	6	(3)
Available-for-sale securities
Government and government-
related securities
Canadian government debt
Provinces	–	1	–	–	–	–	186	(100)	87	1
Other OECD government
guaranteed debt	8	–	–	2	–	(4)	–	–	6	–
Other debt securities
Corporate and other debt	19	1	1	–	–	–	40	(41)	20	1
Equity securities
Common shares	1,215	7	21	79	–	(75)	1	–	1,248	21
Preferred shares	136	(6)	8	6	–	1	–	–	145	8
Debt securities reclassified
from trading	228	11	29	–	–	(12)	46	(1)	301	29
	$1,606	$14	$59	$87	$–	$(90)	$273	$(142)	$1,807	$60

		Total realized and								Change in
	Fair	unrealized losses							Fair	unrealized
	value	(gains)		Movements			Transfers		value	losses
	as at	Included							as at	(gains) on
	November 1	in	Included				Into	Out of	July 31	instruments
	2013	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2014	still held[3]
FINANCIAL LIABILITIES
Trading deposits	$1,396	$67	$–	$–	$510	$(349)	$1	$(24)	$1,601	$61
Derivatives[4]
Interest rate contracts	58	58	–	–	–	–	–	1	117	60
Foreign exchange contracts	(1)	–	–	–	–	(2)	1	–	(2)	1
Credit contracts	–	1	–	–	–	(1)	–	–	–	–
Equity contracts	392	162	–	(94)	170	(127)	2	–	505	161
Commodity contracts	(3)	(8)	–	–	–	8	(1)	–	(4)	(5)
	446	213	–	(94)	170	(122)	2	1	616	217
Other financial liabilities
designated at fair value
through profit or loss	12	(37)	–	–	66	(29)	–	–	12	(38)
Obligations related to
securities sold short	7	–	–	(10)	–	24	–	–	21	–
1	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
2	Consists of sales, settlements, and foreign exchange.
3	Changes in unrealized gains (losses) on available-for-sale securities are recognized in accumulated other comprehensive income.
4	As at July 31, 2014, consists of derivative assets of $1.1 billion (November 1, 2013 – $1.0 billion) and derivative liabilities of $1.7 billion (November 1, 2013 – $1.4 billion), which have been netted on this table for presentation purposes only.
TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 70

Valuation of assets and liabilities classified as Level 3

Significant unobservable inputs in Level 3 positions

The following section discusses the significant unobservable inputs for Level 3 positions and assesses the potential effect that a change in each observable input may have on the fair value measurement.

Price Equivalent

Certain financial instruments, mainly debt and equity securities, are valued using price equivalents when market prices are not available, with fair value measured by comparison with observable pricing data from instruments with similar characteristics. For debt securities, the price equivalent is expressed in points, and represents a percentage of the par amount, and prices at the lower end of the range are generally a result of securities that are written down. For equity securities, the price equivalent is based on a percentage of a proxy price. There may be wide ranges depending on the liquidity of the securities.

Credit Spread

Credit spread is a significant input used in the valuation of many derivatives. It is the primary reflection of the creditworthiness of a counterparty and represents the premium or yield return above the benchmark reference that a bond holder would require in order to allow for the credit quality difference between the entity and the reference benchmark. An increase/(decrease) in credit spread will (decrease)/increase the value of financial instrument. Credit spread may be negative where the counterparty is more credit worthy than the benchmark against which the spread is calculated. A wider credit spread represents decreasing creditworthiness.

Prepayment Rate and Liquidation Rate

Expected future prepayment and liquidation rates are significant inputs for retained interests and represent the amount of unscheduled principal repayment. The prepayment rate and liquidation rate will be obtained from prepayment forecasts which are based on a number of factors such as historical prepayment rates for similar pool loans and the future economic outlook, considering factors including, but not limited to, future interest rates.

Correlation

The movements of inputs are not necessarily independent from other inputs. Such relationships, where material to the fair value of a given instrument, are captured via correlation inputs into the pricing models. The Bank includes correlation between the asset class, as well as across asset classes. For example, price correlation is the relationship between prices of equity securities in equity basket derivatives, and quanto correlation is the relationship between instruments which settle in one currency and the underlying securities which are denominated in another currency.

Implied Volatility

Implied volatility is the value of the volatility of the underlying instrument which, when input in an option pricing model, such as Black-Scholes, will return a theoretical value equal to the current market price of the option. Implied volatility is a forward-looking and subjective measure, and differs from historical volatility because the latter is calculated from known past returns of a security.

Funding ratio

The funding ratio is a significant unobservable input required to value mortgage commitments issued by the Bank. The funding ratio represents an estimate of percentage of commitments that are ultimately funded by the Bank. The funding ratio is based on a number of factors such as observed historical funding percentages within the various lending channels and the future economic outlook, considering factors including, but not limited to, competitive pricing and fixed/variable mortgage rate gap. An increase/(decrease) in funding ratio will increase/(decrease) the value of the lending commitment in relationship to prevailing interest rates.

Earnings Multiple, Discount Rate, and Liquidity Discount

Earnings multiple, discount rate, and liquidity discount are significant inputs used when valuing certain equity securities and certain retained interests. Earnings multiples are selected based on comparable entities and a higher multiple will result in a higher fair value. Discount rates are applied to cash flow forecasts to reflect time value of money and the risks associated with the cash flows. A higher discount rate will result in a lower fair value. Liquidity discounts may be applied as a result of the difference in liquidity between the comparable entity and the equity securities being valued.

Currency Specific Swap Curve

The fair value of foreign exchange contracts is determined using inputs such as foreign exchange spot rates and swap curves. Generally swap curves are observable, but there may be certain durations or currency specific foreign exchange spot and currency specific swap curves that are not observable.

Dividend Yield

Dividend yield is a key input for valuing equity contracts and is generally expressed as a percentage of the current price of the stock. Dividend yields can be derived from the repo or forward price of the actual stock being fair valued. Spot dividend yields can also be obtained from pricing sources, if it can be demonstrated that spot yields are a good indication of future dividends.

Inflation Rate Swap Curve

The fair value of inflation rate swap contracts is a swap between the interest rate curve and the inflation Index. The inflation rate swap spread is not observable and is determined using proxy inputs such as inflation index rates and Consumer Price Index (CPI) bond yields. Generally swap curves are observable; however, there may be instances where certain specific swap curves are not observable.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 71

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities

The following tables present the Bank’s assets and liabilities recognized at fair value and classified as Level 3, together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable, and a range of values for those unobservable inputs. The range of values represents the highest and lowest inputs used in calculating the fair value.

Valuation Techniques and Inputs Used in the Fair Value Measurement of Level 3 Assets and Liabilities
(millions of Canadian dollars, except as noted)							As at
				July 31, 2015
				Significant
	Fair value	Fair value	Valuation	unobservable	Lower	Upper
	assets	liabilities	technique	inputs (Level 3)	range	range	Unit
Government and government-
related securities	$33	$ n/a1	Market comparable	Bond price equivalent	53	135	points

Other debt securities	1,136	n/a	Market comparable	Bond price equivalent	–	132	points
			Market comparable	New issue price	100	100%

Equity securities[2]	462	n/a	Market comparable	New issue price	100	100%
			Discounted cash flow	Discount rate	8	23%
			EBITDA multiple	Earnings multiple	5x	22x
			Market comparable	Price equivalent	51	118%

Retained interests	40	n/a	Discounted cash flow	Prepayment and liquidation rates	–	–%
				Discount rates	267	360	bps[3]

Other financial assets designated
at fair value through profit or loss	1	n/a	Market comparable	Bond price equivalent	101	101	points

Derivatives
Interest rate contracts	–	91	Swaption model	Currency specific volatility	17	330%
			Discounted cash flow	Inflation rate swap curve	1	2%

Foreign exchange contracts	23	20	Option model	Currency specific volatility	7	14%

Credit contracts	4	–	Discounted cash flow	Credit spread	6	70	bps[3]

Equity contracts	584	974	Option model	Price correlation	7	89%
				Quanto correlation	(40)	17%
				Dividend yield	–	14%
				Equity volatility	10	76%

Commodity contracts	3	9	Option model	Quanto correlation	(45)	(25)%
				Swaption correlation	14	36%

Trading deposits	n/a	1,837	Option model	Price correlation	6	98%
				Quanto correlation	(40)	18%
				Dividend yield	–	14%
				Equity volatility	11	77%
			Swaption model	Currency specific volatility	17	330%
Other financial liabilities designated
at fair value through profit or loss	n/a	6	Option model	Funding ratio	1	72%

Obligations related to securities
sold short	n/a	6	Market comparable	New issue price	100	100%
1	Not applicable.
2	As at July 31, 2015, common shares exclude the fair value of Federal Reserve Stock and Federal Home Loan Bank stock of $1.4 billion (October 31, 2014 – $1.0 billion) which are redeemable by the issuer at cost which approximates fair value. These securities cannot be traded in the market, hence, these securities have not been subjected to the sensitivity analysis.
3	Basis points.
TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 72

Valuation Techniques and Inputs Used in the Fair Value Measurement of Level 3 Assets and Liabilities[1]
(millions of Canadian dollars, except as noted)							As at
				October 31, 2014
				Significant
	Fair value	Fair value	Valuation	unobservable	Lower	Upper
	assets	liabilities	technique	inputs (Level 3)	range	range	Unit
Government and government-
related securities	$56	$ n/a2	Market comparable	Bond price equivalent	100	101	points

Other debt securities	414	n/a	Market comparable	Bond price equivalent	–	132	points

Equity securities[3]	476	n/a	Market comparable	New issue price	100	100%
			Discounted cash flow	Discount rate	1	23%
			EBITDA multiple	Earnings multiple	5.3x	25x
			Market comparable	Price equivalent	78	118%

Retained interests	48	n/a	Discounted cash flow	Prepayment and liquidation rates	–	10%
				Discount rates	326	427	bps[4]

Other financial assets designated
at fair value through profit or loss	5	n/a	Market comparable	Bond price equivalent	105	105	points

Derivatives
Interest rate contracts	–	81	Swaption model	Currency specific volatility	8	188%
			Discounted cash flow	Inflation rate swap curve	1	2%

Foreign exchange contracts	16	14	Option model	Currency specific volatility	6	18%

Credit contracts	–	–	Discounted cash flow	Credit spread	5	103	bps[4]

Equity contracts	1,033	1,537	Option model	Price correlation	14	85%
				Quanto correlation	(40)	17%
				Dividend yield	–	11%
				Equity volatility	11	80%

Commodity contracts	2	6	Option model	Quanto correlation	(45)	(25)%
				Swaption correlation	34	46%

Trading deposits	n/a	1,631	Option model	Price correlation	–	98%
				Quanto correlation	(45)	18%
				Dividend yield	–	11%
				Equity volatility	10	68%
			Swaption model	Currency specific volatility	8	188%
Other financial liabilities designated
at fair value through profit or loss	n/a	8	Option model	Funding ratio	3	72%

Obligations related to securities
sold short	n/a	34	Market comparable	New issue price	100	100%
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
2	Not applicable.
3	As at October 31, 2014, common shares exclude the fair value of Federal Reserve Stock and Federal Home Loan Bank stock of $1.0 billion (October 31, 2013 – $0.9 billion) which are redeemable by the issuer at cost which approximates fair value. These securities cannot be traded in the market, hence, these securities have not been subjected to the sensitivity analysis.
4	Basis points.
TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 73

The following table summarizes the potential effect of using reasonably possible alternative assumptions for financial assets and financial liabilities held, as at July 31, 2015, and October 31, 2014, that are classified in Level 3 of the fair value hierarchy. For interest rate derivatives, the Bank performed a sensitivity analysis on the unobservable implied volatility. For credit derivatives, sensitivity was calculated on unobservable credit spreads using assumptions derived from the underlying bond position credit spreads. For equity derivatives, the sensitivity was calculated by using reasonably possible alternative assumptions by shocking dividends by 5%, correlation by 10%, or the price of the underlying equity instrument by 10% and volatility from (13)% to 33%. For trading deposits, the sensitivity was calculated by varying unobservable inputs which may include volatility, credit spreads, and correlation.

Sensitivity Analysis of Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)			As at
	July 31, 2015		October 31, 2014
	Impact to net assets		Impact to net assets
	Decrease in	Increase in	Decrease in	Increase in
	fair value	fair value	fair value	fair value
FINANCIAL ASSETS
Trading loans, securities, and other
Other debt securities
Canadian issuers	$1	$1	$–	$–
Equity securities
Common shares	–	–	–	–
Preferred shares	1	1	–	–
Retained interests	3	–	3	–
	5	2	3	–
Derivatives
Equity contracts	30	38	21	22
	30	38	21	22
Available-for-sale securities
Other debt securities
Asset-backed securities	–	–	–	–
Corporate and other debt	3	1	2	–
Equity securities
Common shares	55	18	54	20
Preferred shares	6	6	8	8
Debt securities reclassified from trading	5	5	4	4
	69	30	68	32
FINANCIAL LIABILITIES
Trading deposits	15	18	6	10
Derivatives
Interest rate contracts	27	17	20	16
Equity contracts	59	48	32	31
	86	65	52	47
Other financial liabilities designated at fair value through profit or loss	1	1	1	1
Total	$206	$154	$151	$112

The best evidence of a financial instrument’s fair value at initial recognition is its transaction price unless the fair value of the instrument is evidenced by comparison with other observable current market transactions in the same instrument (that is, without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. Consequently, the difference between the fair value using other observable current market transactions or a valuation technique and the transaction price results in an unrealized gain or loss at initial recognition.

The difference between the transaction price at initial recognition and the value determined at that date using a valuation technique is not recognized in income until the non-observable inputs in the valuation technique used to value the instruments become observable. The following table summarizes the aggregate difference yet to be recognized in net income due to the difference between the transaction price and the amount determined using valuation techniques with non-observable market inputs at initial recognition.

(millions of Canadian dollars)	For the nine months ended
	July 31	July 31
	2015	2014
Balance as at beginning of period	$33	$41
New transactions	35	37
Recognized in the Interim Consolidated Statement of Income during the period	(33)	(40)
Balance as at end of period	$35	$38

FINANCIAL ASSETS AND LIABILITIES Designated at Fair Value

Loans Designated at Fair Value through Profit or Loss

Certain business and government loans held within a trading portfolio or economically hedged with derivatives are designated at fair value through profit or loss if the relevant criteria are met. The fair value of loans designated at fair value through profit or loss was $1 million as at July 31, 2015 (October 31, 2014 – $5 million), which represents their maximum credit exposure.

These loans are managed within risk limits that have been approved by the Bank’s risk management group and are hedged for credit risk with credit derivatives.

Securities Designated at Fair Value through Profit or Loss

Certain securities that support insurance reserves within certain of the Bank’s insurance subsidiaries have been designated at fair value through profit or loss. The actuarial valuation of the insurance reserve is measured using a discount factor which is based on the yield of the supporting invested assets, with changes in the discount factor being recognized in the Interim Consolidated Statement of Income. By designating the securities at fair value through profit or loss, the unrealized gain or loss on the securities is recognized in the Interim Consolidated Statement of Income in the same period as a portion of the income or loss resulting from changes to the discount rate used to value the insurance liabilities.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 74

In addition, certain government and government-insured securities have been combined with derivatives to form economic hedging relationships. These securities are being held as part of the Bank’s overall interest rate risk management strategy and have been designated at fair value through profit or loss. The derivatives are carried at fair value, with the change in fair value recognized in non-interest income.

Securitization Liabilities at Fair Value

Securitization liabilities at fair value include securitization liabilities classified as trading and those designated at fair value through profit or loss. The fair value of a financial liability incorporates the credit risk of that financial liability. The holders of the securitization liabilities are not exposed to credit risk of the Bank and accordingly, changes in the Bank’s own credit do not impact the determination of fair value.

As at July 31, 2015, the Bank had no outstanding securitization liabilities designated at fair value through profit or loss as the remaining securitization liabilities matured during the second quarter of 2015. As at October 31, 2014, the amount that the Bank would be contractually required to pay at maturity for all securitization liabilities designated at fair value through profit or loss was $8 million less than the carrying amount.

Other Liabilities Designated at Fair Value through Profit or Loss

Certain deposits and loan commitments issued to customers to provide a mortgage at a fixed rate have been designated at fair value through profit or loss. These deposits and commitments are economically hedged with derivatives and other financial instruments where the changes in fair value are recognized in non-interest income. The designation of these deposits and loan commitments at fair value through profit or loss eliminates an accounting mismatch that would otherwise arise.

The contractual maturity amounts for the deposits designated at fair value through profit or loss were $7 million less than the carrying amount as at July 31, 2015 (October 31, 2014 – $5 million less than the carrying amount). As at July 31, 2015, the fair value of deposits designated at fair value through profit or loss includes $1 million of the Bank’s own credit risk (October 31, 2014 – $5 million).

Due to the short-term nature of the loan commitments, changes in the Bank’s own credit do not have a significant impact on the determination of fair value.

Income (Loss) from Changes in Fair Value of Financial Assets and Liabilities Designated at Fair Value through Profit or Loss

During the three and nine months ended July 31, 2015, the income (loss) representing net changes in the fair value of financial assets and liabilities designated at fair value through profit or loss was $(13) million and $17 million, respectively, (three and nine months ended July 31, 2014 – $18 million and $43 million, respectively).

NOTE 4: SECURITIES

reclassification of certain debt securities – TRADING TO AVAILABLE-FOR-SALE

During 2008, the Bank changed its trading strategy with respect to certain debt securities as a result of deterioration in markets and severe dislocation in the credit market. These debt securities were initially recorded as trading securities measured at fair value with any changes in fair value as well as any gains or losses realized on disposal recognized in trading income. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to available-for-sale effective August 1, 2008.

The fair value of the reclassified debt securities was $480 million as at July 31, 2015 (October 31, 2014 – $646 million). For the three and nine months ended July 31, 2015, net interest income of $6 million and $21 million after tax, respectively (three and nine months ended July 31, 2014 – $10 million and $31 million after tax, respectively), was recorded relating to the reclassified debt securities. The decrease in fair value of these securities during the three months ended July 31, 2015, of $24 million after tax and the decrease in fair value of these securities during the nine months ended July 31, 2015, of $19 million after tax, respectively (three and nine months ended July 31, 2014 – decrease of $11 million and $15 million after tax, respectively), was recorded in other comprehensive income. Had the Bank not reclassified these debt securities, the change in the fair value of these debt securities would have been included as part of trading income, the impact of which would have resulted in a decrease in net income for the three months ended July 31, 2015, of $24 million after tax and a decrease in net income for the nine months ended July 31, 2015, of $19 million after tax (three and nine months ended July 31, 2014 – decrease of $11 million and $15 million after tax, respectively). During the three and nine months ended July 31, 2015, reclassified debt securities with a fair value of $32 million and $282 million, respectively, (three and nine months ended July 31, 2014 – $50 million and $266 million, respectively), were sold or matured, and $4 million and $12 million after tax was recorded in net securities gains during the three and nine months ended July 31, 2015, respectively (three and nine months ended July 31, 2014 – $1 million and $14 million after tax, respectively).

ReclassificationS of certain DEBT securities from available-for-sale to held-to-maturity

The Bank has reclassified certain debt securities from available-for-sale to held-to-maturity. For these debt securities, the Bank’s strategy is to earn the yield to maturity to aid in prudent capital management under Basel III. These debt securities were previously recorded at fair value, with changes in fair value recognized in other comprehensive income. Subsequent to the date of reclassification, the net unrealized gain or loss recognized in accumulated other comprehensive income is amortized to interest income over the remaining life of the reclassified debt securities using the effective interest rate method (EIRM). The reclassifications are non-cash transactions that are excluded from the Interim Consolidated Statement of Cash Flows.

The Bank has completed the following reclassifications.

(millions of Canadian dollars, except as noted)
		July 31, 2015		October 31, 2014		As at the reclassification date
						Weighted-Average	Undiscounted
	Amount	Fair	Carrying	Fair	Carrying	effective interest	recoverable
Reclassification Date	reclassified	value	value	value	value	rate	cash flows
March 1, 2013	$11,084	$4,389	$4,356	$6,845	$6,805	1.8%	$11,341
September 23, 2013	9,854	9,738	9,660	9,790	9,728	1.9	10,742
November 1, 2013	21,597	23,760	23,726	21,949	21,863	1.1	24,519
Other reclassifications[1]	2,615	2,704	2,727	–	–	3.1	2,989
1	Represents reclassifications completed during the second quarter of 2015. The change in fair value of these securities recorded in other comprehensive income for the three and nine months ended July 31, 2015, was nil and an increase of $28 million, respectively (three and nine months ended July 31, 2014 – nil).
TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 75

Had the Bank not reclassified these debt securities, the change in the fair value recognized in other comprehensive income for these debt securities would have been a decrease of $129 million and a decrease of $102 million, respectively, during the three and nine months ended July 31, 2015 (three and nine months ended July 31, 2014 – an increase of $3 million and $38 million, respectively). After the reclassification, the debt securities contributed the following amounts to net income.

(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31, 2015	July 31, 2014	July 31, 2015	July 31, 2014
Net interest income[1]	$137	$131	$396	$413
Net income before income taxes	137	131	396	413
Provision for (recovery of) income taxes	51	47	145	146
Net income	$86	$84	$251	$267

1 Includes amortization of net unrealized gains of $6 million and $30 million, respectively, during the three and nine months ended July 31, 2015 (three and nine months ended July 31, 2014 – net unrealized gains of $26 million and $66 million, respectively), associated with these reclassified held-to-maturity securities that is presented as Reclassification to earnings of net gains in respect of available-for-sale securities on the Interim Consolidated Statement of Comprehensive Income. The impact of this amortization on net interest income is offset by the amortization of the corresponding net reclassification premium on these debt securities.

Unrealized Securities Gains (Losses)

The following table summarizes the unrealized gains and losses as at July 31, 2015, and October 31, 2014.

Unrealized Securities Gains (Losses)
(millions of Canadian dollars)							As at
			July 31, 2015				October 31, 2014
	Cost/	Gross	Gross		Cost/	Gross	Gross
		unrealized	unrealized	Fair	amortized	unrealized	unrealized	Fair
	cost[1]	gains	(losses)	value	cost[1]	gains	(losses)	value
Available-for-sale securities
Government and government-related
securities
Canadian government debt
Federal	$13,674	$52	$(14)	$13,712	$8,355	$50	$(1)	$8,404
Provinces	6,562	31	(7)	6,586	4,518	29	(2)	4,545
U.S. federal, state, municipal governments, and
agencies debt	12,300	212	(30)	12,482	11,950	208	(28)	12,130
Other OECD government guaranteed debt	9,201	18	(12)	9,207	3,313	11	(2)	3,322
Mortgage-backed securities	4,021	90	–	4,111	3,256	50	–	3,306
	45,758	403	(63)	46,098	31,392	348	(33)	31,707
Other debt securities
Asset-backed securities	16,997	54	(62)	16,989	18,831	84	(12)	18,903
Non-agency collateralized mortgage obligation
portfolio	2,871	6	(14)	2,863	1,713	9	–	1,722
Corporate and other debt	8,920	88	(39)	8,969	8,008	117	(26)	8,099
	28,788	148	(115)	28,821	28,552	210	(38)	28,724
Equity securities
Common shares	1,942	131	(18)	2,055	1,642	131	(13)	1,760
Preferred shares	127	6	(1)	132	153	18	–	171
	2,069	137	(19)	2,187	1,795	149	(13)	1,931
Debt securities reclassified from trading	443	37	–	480	596	55	(5)	646
Total available-for-sale securities	$77,058	$725	$(197)	$77,586	$62,335	$762	$(89)	$63,008

Held-to-maturity securities
Government and government-related
securities
Canadian government debt
Federal	$933	$22	$–	$955	$–	$–	$–	$–
U.S. federal, state, municipal governments, and
agencies debt	19,456	234	(40)	19,650	18,792	143	(56)	18,879
Other OECD government guaranteed debt	23,914	198	(3)	24,109	15,327	167	(2)	15,492
	44,303	454	(43)	44,714	34,119	310	(58)	34,371
Other debt securities
Asset-backed securities	19,624	60	(47)	19,637	17,933	85	(4)	18,014
Non-agency collateralized mortgage obligation
portfolio	3,864	1	(34)	3,831	610	–	(4)	606
Other issuers	5,870	43	(2)	5,911	4,315	38	(18)	4,335
	29,358	104	(83)	29,379	22,858	123	(26)	22,955
Total held-to-maturity securities	73,661	558	(126)	74,093	56,977	433	(84)	57,326
Total securities	$150,719	$1,283	$(323)	$151,679	$119,312	$1,195	$(173)	$120,334
1	Includes the foreign exchange translation of amortized cost balances at the period-end spot rate.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 76

Net Securities Gains (Losses)
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
	2015	2014	2015	2014
Net realized gains (losses)
Available-for-sale securities	$20	$22	$96	$163
Impairment losses
Available-for-sale securities[1]	(6)	(2)	(28)	(10)
Total	$14	$20	$68	$153

1 None of the impairment losses for the three and nine months ended July 31, 2015 (three and nine months ended July 31, 2014 – nil), related to debt securities in the reclassified portfolio as described in the Reclassification of Certain Debt Securities – Trading to Available-for-sale section of the Note.

NOTE 5: LOANS, IMPAIRED LOANS, AND ALLOWANCE FOR CREDIT LOSSES

The following table presents the Bank’s loans, impaired loans, and related allowance for loan losses.

Loans, Impaired Loans, and Allowance for Loan Losses
(millions of Canadian dollars)	Gross loans				Allowance for loan losses[1]
	Neither					Individually	Incurred	Total
	past due	Past due			Counter-	insignificant	but not	allowance
	nor	but not			party	impaired	identified	for loan	Net
	impaired	impaired	Impaired	Total	specific	loans	credit losses	losses	loans

								As at July 31, 2015
Residential mortgages[2,3,4]	$204,771	$2,251	$802	$207,824	$–	$47	$59	$106	$207,718
Consumer instalment and other personal[5]	127,049	5,837	1,120	134,006	–	124	606	730	133,276
Credit card	25,166	1,612	269	27,047	–	195	869	1,064	25,983
Business and government[2,3,4]	156,991	1,401	886	159,278	149	30	877	1,056	158,222
	$513,977	$11,101	$3,077	$528,155	$149	$396	$2,411	$2,956	$525,199
Debt securities classified as loans				2,297	239	–	57	296	2,001
Acquired credit-impaired loans				1,520	7	85	–	92	1,428
Total				$531,972	$395	$481	$2,468	$3,344	$528,628

								As at October 31, 2014
Residential mortgages[2,3,4]	$195,466	$2,242	$752	$198,460	$–	$22	$48	$70	$198,390
Consumer instalment and other personal[5]	116,971	5,406	853	123,230	–	110	577	687	122,543
Credit card	23,576	1,694	294	25,564	–	199	801	1,000	24,564
Business and government[2,3,4]	128,242	1,201	832	130,275	134	22	746	902	129,373
	$464,255	$10,543	$2,731	$477,529	$134	$353	$2,172	$2,659	$474,870
Debt securities classified as loans				2,695	213	–	59	272	2,423
Acquired credit-impaired loans				1,713	8	89	–	97	1,616
Total				$481,937	$355	$442	$2,231	$3,028	$478,909
1	Excludes allowance for off-balance sheet positions.
2	Excludes trading loans with a fair value of $11 billion as at July 31, 2015 (October 31, 2014 – $10 billion), and amortized cost of $10 billion as at July 31, 2015 (October 31, 2014 – $10 billion), and loans designated at fair value through profit or loss of $1 million as at July 31, 2015 (October 31, 2014 – $5 million). No allowance is recorded for trading loans or loans designated at fair value through profit or loss.
3	Includes insured mortgages of $126 billion as at July 31, 2015 (October 31, 2014 – $131 billion).
4	As at July 31, 2015, impaired loans with a balance of $444 million did not have a related allowance for loan losses (October 31, 2014 – $435 million). An allowance was not required for these loans as the balance relates to loans that are insured or loans where the realizable value of the collateral exceeded the loan amount.
5	Includes Canadian government-insured real estate personal loans of $22 billion as at July 31, 2015 (October 31, 2014 – $24 billion).

RENEGOTIATED LOANS

In cases where a borrower experiences financial difficulties, the Bank may grant certain concessionary modifications to the terms and conditions of a loan. Modifications may include payment deferrals, extension of amortization periods, rate reductions, principal forgiveness, debt consolidation, forbearance, and other modifications intended to minimize the economic loss and to avoid foreclosure or repossession of collateral. The Bank has policies in place to determine the appropriate remediation strategy based on the individual borrower.

Once modified, additional impairment is recorded where the Bank identifies a decrease in the modified loan’s estimated realizable value as a result of modification. Modified loans are assessed for impairment consistent with the Bank’s existing policies for impairment.

FORECLOSED ASSETS

Foreclosed assets are repossessed non-financial assets where the Bank gains title, ownership, or possession of individual properties, such as real estate properties, which are managed for sale in an orderly manner with the proceeds used to reduce or repay any outstanding debt. The Bank does not generally occupy foreclosed properties for its business use. The Bank predominantly relies on third-party appraisals to determine the carrying value of foreclosed assets. Foreclosed assets held for sale were $136 million as at July 31, 2015 (October 31, 2014 – $180 million), and were recorded in Other assets on the Interim Consolidated Balance Sheet.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 77

The change in the Bank’s allowance for credit losses, as at and for the nine months ended July 31, are shown in the following tables.

Allowance for Credit Losses
(millions of Canadian dollars)						Foreign
	Balance as at	Provision				exchange	Balance as at
	November 1	for credit				and other	July 31
	2014	losses	Write-offs	Recoveries	Disposals	adjustments	2015
Counterparty-specific allowance
Business and government	$134	$39	$(54)	$31	$(3)	$2	$149
Debt securities classified as loans	213	2	(9)	–	–	33	239
Total counterparty-specific allowance excluding
acquired credit-impaired loans	347	41	(63)	31	(3)	35	388
Acquired credit-impaired loans[1,2]	8	(5)	(1)	10	–	(5)	7
Total counterparty-specific allowance	355	36	(64)	41	(3)	30	395
Collectively assessed allowance for
individually insignificant impaired loans
Residential mortgages	22	43	(31)	10	–	3	47
Consumer instalment and other personal	110	412	(600)	193	–	9	124
Credit card	199	607	(834)	182	–	41	195
Business and government	22	68	(97)	33	–	4	30
Total collectively assessed allowance for
individually insignificant impaired loans
excluding acquired credit-impaired loans	353	1,130	(1,562)	418	–	57	396
Acquired credit-impaired loans[1,2]	89	(19)	(5)	6	–	14	85
Total collectively assessed allowance for
individually insignificant impaired loans	442	1,111	(1,567)	424	–	71	481
Collectively assessed allowance for incurred
but not identified credit losses
Residential mortgages	48	5	–	–	–	6	59
Consumer instalment and other personal	602	(24)	–	–	–	52	630
Credit card	924	2	–	–	–	65	991
Business and government	872	55	–	–	–	91	1,018
Debt securities classified as loans	59	(11)	–	–	–	9	57
Total collectively assessed allowance for
incurred but not identified credit losses	2,505	27	–	–	–	223	2,755
Allowance for credit losses
Residential mortgages	70	48	(31)	10	–	9	106
Consumer instalment and other personal	712	388	(600)	193	–	61	754
Credit card	1,123	609	(834)	182	–	106	1,186
Business and government	1,028	162	(151)	64	(3)	97	1,197
Debt securities classified as loans	272	(9)	(9)	–	–	42	296
Total allowance for credit losses excluding
acquired credit-impaired loans	3,205	1,198	(1,625)	449	(3)	315	3,539
Acquired credit-impaired loans[1,2]	97	(24)	(6)	16	–	9	92
Total allowance for credit losses	3,302	1,174	(1,631)	465	(3)	324	3,631
Less: Allowance for off-balance sheet
positions[3]	274	(8)	–	–	–	21	287
Allowance for loan losses	$3,028	$1,182	$(1,631)	$465	$(3)	$303	$3,344
1	Includes all Federal Deposit Insurance Corporation (FDIC) covered loans and other acquired credit-impaired (ACI) loans.
2	Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, see the “FDIC Covered Loans” section in this Note.
3	The allowance for credit losses for off-balance sheet positions is recorded in Other liabilities on the Interim Consolidated Balance Sheet.
TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 78

Allowance for Credit Losses
(millions of Canadian dollars)						Foreign
	Balance as at	Provision				exchange	Balance as at
	November 1	for credit				and other	July 31
	2013	losses	Write-offs	Recoveries	Disposals	adjustments	2014
Counterparty-specific allowance
Business and government	$151	$58	$(112)	$56	$–	$(8)	$145
Debt securities classified as loans	173	16	(2)	–	–	8	195
Total counterparty-specific allowance excluding
acquired credit-impaired loans	324	74	(114)	56	–	–	340
Acquired credit-impaired loans[1,2]	24	(3)	(3)	1	–	(7)	12
Total counterparty-specific allowance	348	71	(117)	57	–	(7)	352
Collectively assessed allowance for
individually insignificant impaired loans
Residential mortgages	22	17	(30)	12	–	–	21
Consumer instalment and other personal	118	416	(607)	184	–	2	113
Credit card	128	571	(620)	121	–	(1)	199
Business and government	30	19	(53)	22	–	1	19
Total collectively assessed allowance for
individually insignificant impaired loans
excluding acquired credit-impaired loans	298	1,023	(1,310)	339	–	2	352
Acquired credit-impaired loans[1,2]	93	5	(13)	3	–	2	90
Total collectively assessed allowance for
individually insignificant impaired loans	391	1,028	(1,323)	342	–	4	442
Collectively assessed allowance for incurred
but not identified credit losses
Residential mortgages	65	(18)	–	–	–	1	48
Consumer instalment and other personal	565	(2)	–	–	–	12	575
Credit card	767	142	–	–	–	14	923
Business and government	833	(25)	–	–	–	26	834
Debt securities classified as loans	98	(10)	–	–	–	5	93
Total collectively assessed allowance for
incurred but not identified credit losses	2,328	87	–	–	–	58	2,473
Allowance for credit losses
Residential mortgages	87	(1)	(30)	12	–	1	69
Consumer instalment and other personal	683	414	(607)	184	–	14	688
Credit card	895	713	(620)	121	–	13	1,122
Business and government	1,014	52	(165)	78	–	19	998
Debt securities classified as loans	271	6	(2)	–	–	13	288
Total allowance for credit losses excluding
acquired credit-impaired loans	2,950	1,184	(1,424)	395	–	60	3,165
Acquired credit-impaired loans[1,2]	117	2	(16)	4	–	(5)	102
Total allowance for credit losses	3,067	1,186	(1,440)	399	–	55	3,267
Less: Allowance for off-balance sheet
positions[3]	212	46	–	–	–	4	262
Allowance for loan losses	$2,855	$1,140	$(1,440)	$399	$–	$51	$3,005
1	Includes all FDIC covered loans and other ACI loans.
2	Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, see the “FDIC Covered Loans” section in this Note.
3	The allowance for credit losses for off-balance sheet positions is recorded in Other liabilities on the Interim Consolidated Balance Sheet.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 79

LOANS PAST DUE BUT NOT IMPAIRED

A loan is classified as past due when a borrower has failed to make a payment by the contractual due date. The following table summarizes loans that are contractually past due but not impaired as at July 31, 2015, and October 31, 2014. U.S. Retail may grant a grace period of up to 15 days. As at July 31, 2015, there were $2 billion (October 31, 2014 – $2 billion) of U.S. Retail loans that were up to 15 days past due and are included in the 1-30 days category in the following table.

Loans Past Due but not Impaired[1]
(millions of Canadian dollars)	1-30	31-60	61-89
	days	days	days	Total

	As at July 31, 2015
Residential mortgages	$1,446	$705	$100	$2,251
Consumer instalment and other personal	4,956	699	182	5,837
Credit card	1,211	249	152	1,612
Business and government	1,232	134	35	1,401
Total	$8,845	$1,787	$469	$11,101

	As at October 31, 2014
Residential mortgages	$1,406	$724	$112	$2,242
Consumer instalment and other personal	4,577	666	163	5,406
Credit card	1,254	279	161	1,694
Business and government	1,041	107	53	1,201
Total	$8,278	$1,776	$489	$10,543
1	Excludes all ACI loans and debt securities classified as loans.

Collateral

As at July 31, 2015, the fair value of financial collateral held against loans that were past due but not impaired was $297 million (October 31, 2014 – $155 million). In addition, the Bank also holds non-financial collateral as security for loans. The fair value of non-financial collateral is determined at the origination date of the loan. A revaluation of non-financial collateral is performed if there has been a significant change in the terms and conditions of the loan and/or the loan is considered impaired. Management considers the nature of the collateral, seniority ranking of the debt, and loan structure in assessing the value of collateral. These estimated cash flows are reviewed at least annually, or more frequently when new information indicates a change in the timing or amount expected to be received.

GROSS IMPAIRED DEBT SECURITIES CLASSIFIED AS LOANS

As at July 31, 2015, impaired loans exclude $1.3 billion (October 31, 2014 – $1.2 billion) of gross impaired debt securities classified as loans. Subsequent to any recorded impairment, interest income continues to be recognized using the EIRM which was used to discount the future cash flows for the purpose of measuring the credit loss.

ACQUIRED CREDIT-IMPAIRED LOANS

Acquired credit-impaired (ACI) loans are comprised of commercial, retail, and Federal Deposit Insurance Corporation (FDIC) covered loans, from the acquisitions of South Financial, FDIC-assisted, Chrysler Financial, and the credit card portfolios of MBNA Canada (MBNA), Target Corporation (Target), and Aeroplan, and had outstanding unpaid principal balances of $6.3 billion, $2.1 billion, $874 million, $327 million, $143 million, and $32 million, respectively, and fair values of $5.6 billion, $1.9 billion, $794 million, $129 million, $85 million, and $10 million, respectively, at the acquisition dates.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 80

Acquired Credit-Impaired Loans
(millions of Canadian dollars)	As at
	July 31	October 31
	2015	2014
FDIC-assisted acquisitions
Unpaid principal balance[1]	$676	$699
Credit related fair value adjustments[2]	(13)	(18)
Interest rate and other related premium/(discount)	(24)	(21)
Carrying value	639	660
Counterparty-specific allowance[3]	(2)	(2)
Allowance for individually insignificant impaired loans[3]	(50)	(49)
Carrying value net of related allowance – FDIC-assisted acquisitions[4]	587	609
South Financial
Unpaid principal balance[1]	923	1,090
Credit related fair value adjustments[2]	(20)	(19)
Interest rate and other related premium/(discount)	(22)	(25)
Carrying value	881	1,046
Counterparty-specific allowance[3]	(5)	(6)
Allowance for individually insignificant impaired loans[3]	(35)	(40)
Carrying value net of related allowance – South Financial	841	1,000
Other[5]
Unpaid principal balance[1]	–	36
Credit related fair value adjustments[2]	–	(29)
Carrying value	–	7
Allowance for individually insignificant impaired loans[3]	–	–
Carrying value net of related allowance – Other	–	7
Total carrying value net of related allowance – Acquired credit-impaired loans	$1,428	$1,616
1	Represents contractual amount owed net of charge-offs since the acquisition of the loan.
2	Credit related fair value adjustments include incurred credit losses on acquisition and are not accreted to interest income.
3	Management concluded as part of the Bank’s assessment of the ACI loans that it was probable that higher than estimated principal credit losses would result in a decrease in expected cash flows subsequent to acquisition. As a result, counterparty-specific and individually insignificant allowances have been recognized.
4	Carrying value does not include the effect of the FDIC loss sharing agreement.
5	Includes Chrysler Financial, MBNA, Target, and Aeroplan.

FDIC COVERED LOANS

As at July 31, 2015, the balance of FDIC covered loans was $639 million (October 31, 2014 – $660 million) and was recorded in Loans on the Interim Consolidated Balance Sheet. As at July 31, 2015, the balance of indemnification assets was $42 million (October 31, 2014 – $60 million) and was recorded in Other assets on the Interim Consolidated Balance Sheet.

NOTE 6: TRANSFERS OF FINANCIAL ASSETS

LOAN SECURITIZATIONS

The Bank securitizes loans through structured entity or non-structured entity third parties. Most loan securitizations do not qualify for derecognition since in certain circumstances, the Bank continues to be exposed to substantially all of the prepayment, interest rate, and/or credit risk associated with the securitized financial assets and has not transferred substantially all of the risk and rewards of ownership of the securitized assets. Where loans do not qualify for derecognition, the loan is not derecognized from the balance sheet, retained interests are not recognized, and a securitization liability is recognized for the cash proceeds received. Certain transaction costs incurred are also capitalized and amortized using the EIRM.

The Bank securitizes insured residential mortgages under the National Housing Act Mortgage-Backed Securities (NHA MBS) program sponsored by the Canada Mortgage and Housing Corporation (CMHC). The MBS that are created through the NHA MBS program are sold to the Canada Housing Trust (CHT) as part of the CMB program, sold to third-party investors, or are held by the Bank. The CHT issues CMB to third-party investors and uses resulting proceeds to purchase NHA MBS from the Bank and other mortgage issuers in the Canadian market. Assets purchased by the CHT are comingled in a single trust from which CMB are issued. The Bank continues to be exposed to substantially all of the risks of the underlying mortgages, through the retention of a seller swap which transfers principal and interest payment risk on the NHA MBS back to the Bank in return for coupon paid on the CMB issuance. The NHA MBS and sales of NHA MBS into the CHT do not qualify for derecognition as the Bank continues to be exposed to substantially all of the risks of the underlying residential mortgages.

The Bank securitizes U.S. originated and purchased residential mortgages with U.S. government agencies which qualify for derecognition from the Bank’s Interim Consolidated Balance Sheet. As part of the securitization, the Bank retains the right to service the transferred mortgage loans. The MBS that are created through the securitization are typically sold to third-party investors.

The Bank also securitizes personal loans and business and government loans to entities which may be structured entities. These securitizations may give rise to derecognition of the financial assets depending on the individual arrangement of each transaction.

In addition, the Bank transfers financial assets to certain consolidated structured entities. See Note 7 for further details.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 81

The following table summarizes the securitized asset types that did not qualify for derecognition, along with their associated securitization liabilities.

Financial Assets Not Qualifying for Derecognition Treatment as Part of the Bank's Securitization Programs
(millions of Canadian dollars)			As at
	July 31, 2015		October 31, 2014
	Fair	Carrying	Fair	Carrying
	value	amount	value	amount
Nature of transaction
Securitization of residential mortgage loans	$31,717	$31,147	$33,792	$33,561
Securitization of business and government loans	–	–	2	2
Other financial assets transferred related to securitization[1]	1,881	1,873	2,321	2,321
Total	33,598	33,020	36,115	35,884
Associated liabilities[2]	$(34,341)	$(33,842)	$(36,469)	$(36,158)
1	Includes asset-backed securities, asset-backed commercial paper, cash, repurchase agreements, and Government of Canada securities used to fulfill funding requirements of the Bank’s securitization structures after the initial securitization of mortgage loans.
2	Includes securitization liabilities carried at amortized cost of $23 billion as at July 31, 2015 (October 31, 2014 – $25 billion), and securitization liabilities carried at fair value of $11 billion as at July 31, 2015 (October 31, 2014 – $11 billion).

Other Financial Assets Not Qualifying for Derecognition

The Bank enters into certain transactions where it transfers previously recognized commodities and financial assets, such as, debt and equity securities, but retains substantially all of the risks and rewards of those assets. These transferred assets are not derecognized and the transfers are accounted for as financing transactions. The most common transactions of this nature are repurchase agreements and securities lending agreements, in which the Bank retains substantially all of the associated credit, price, interest rate, and foreign exchange risks and rewards associated with the assets.

The following table summarizes the carrying amount of financial assets and the associated transactions that did not qualify for derecognition, as well as their associated financial liabilities.

Other Financial Assets Not Qualifying for Derecognition
(millions of Canadian dollars)	As at
	July 31	October 31
	2015	2014
Carrying amount of assets
Nature of transaction
Repurchase agreements[1,2]	$25,027	$19,924
Securities lending agreements	14,859	10,718
Total	39,886	30,642
Carrying amount of associated liabilities[2]	$25,186	$19,939
1	Includes $3.1 billion, as at July 31, 2015, of assets related to precious metals repurchase agreements (October 31, 2014 – $3.8 billion).
2	Associated liabilities are all related to repurchase agreements.

TRANSFERS OF FINANCIAL ASSETS QUALIFYING FOR DERECOGNITION

Transferred financial assets that are derecognized in their entirety but where the Bank has a continuing involvement

Continuing involvement may arise if the Bank retains any contractual rights or obligations subsequent to the transfer of financial assets. Certain business and government loans securitized by the Bank are derecognized from the Bank’s Interim Consolidated Balance Sheet. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through a retained interest. As at July 31, 2015, the fair value of retained interests was $40 million (October 31, 2014 – $44 million). There are no expected credit losses on the retained interests of the securitized business and government loans as the mortgages are all government insured. A gain or loss on sale of the loans is recognized immediately in other income after considering the effect of hedge accounting on the assets sold, if applicable. The amount of the gain or loss recognized depends on the previous carrying values of the loans involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. For the three and nine months ended July 31, 2015, the trading income recognized on the retained interest was $1 million and $3 million, respectively (three and nine months ended July 31, 2014 – $1 million and $2 million, respectively).

Certain portfolios of U.S. residential mortgages originated by the Bank are sold and derecognized from the Bank’s Interim Consolidated Balance Sheet. In certain instances, the Bank has a continuing involvement to service those loans. As at July 31, 2015, the carrying value of these servicing rights was $18 million (October 31, 2014 – $16 million) and the fair value was $24 million (October 31, 2014 – $22 million). A gain or loss on sale of the loans is recognized immediately in other income. The gain (loss) on sale of the loans for both the three and nine months ended July 31, 2015, was $6 million (three and nine months ended July 31, 2014 – nil and $7 million, respectively).

NOTE 7: STRUCTURED ENTITIES

A structured entity is typically created to accomplish a narrow, well-defined objective and may take the form of a corporation, trust, partnership, or unincorporated entity. The Bank uses structured entities for a variety of purposes including: (1) to facilitate the transfer of specified risks to clients; (2) as financing vehicles for itself or for clients; or (3) to segregate assets on behalf of investors. The Bank is typically restricted from accessing the assets of the structured entity under the relevant arrangements.

Legal restrictions often impose limits on the decision-making power that the entity's governing board, trustee, or management have over the economic activities of the entity. Control over structured entities is not typically determined on the basis of voting rights as any such voting rights may not confer substantive power over the key economic activities of the entity. As a result, structured entities are consolidated when the substance of the relationship between the Bank and the entity indicates that the entity is controlled by the Bank, in accordance with the Bank's accounting policy.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 82

The Bank is involved with structured entities that it sponsors as well as entities sponsored by third-parties. Factors assessed when determining if the Bank is the sponsor of a structured entity include whether the Bank is the predominant user of the entity; whether the entity's branding or marketing identity is linked with the Bank; and whether the Bank provides an implicit or explicit guarantee of the entity's performance to investors or other third parties. The Bank is not considered to be the sponsor of a structured entity if it only provides arm's-length services to the entity, for example, by acting as administrator, distributor, custodian, or loan servicer. Sponsorship of a structured entity may indicate that the Bank had power over the entity at inception; however, this is not sufficient to determine if the Bank consolidates the entity. Regardless of whether or not the Bank sponsors an entity, consolidation is determined on a case-by-case basis.

SPONSORED STRUCTURED ENTITIES

The following section outlines the Bank's involvement with key sponsored structured entities.

Securitizations

The Bank securitizes its own assets and facilitates the securitization of client assets through structured entities, such as conduits, which issue asset-backed commercial paper (ABCP) or other securitization entities which issue longer-dated term securities. Securitizations are an important source of liquidity for the Bank, allowing it to diversify its funding sources and to optimize its balance sheet management approach. Such securitizations serve a similar purpose for the Bank's clients, who transfer assets into the Bank's securitization entities in return for cash generated through the issuance of ABCP or term securities to third-party investors. The Bank has no rights to the assets as they are owned by the securitization entity.

The Bank sponsors both single-seller and multi-seller securitization conduits. Depending on the specifics of the entity, the variable returns absorbed through ABCP may be significantly mitigated by variable returns retained by the sellers. The Bank provides liquidity facilities to certain single-seller and multi-seller conduits for the benefit of ABCP investors. The liquidity agreements are structured as loan facilities between the Bank, as the sole liquidity lender, and the Bank-sponsored trusts. If a trust experiences difficulty issuing ABCP due to illiquidity in the commercial market, the trust may draw on the loan facility, and use the proceeds to pay maturing ABCP. The liquidity facilities cannot be drawn if an entity is insolvent or bankrupt, preconditions that must be satisfied preceding each advance (that is, draw-down on the facility). These preconditions are in place so that the Bank does not provide credit enhancement through the loan facilities to the conduit. The Bank's exposure to the variable returns of these conduits from its provision of liquidity facilities and any related commitments is mitigated by the sellers' continued exposure to variable returns, as described below. The Bank provides administration and securities distribution services to its sponsored securitization conduits, which may result in it holding an investment in the ABCP issued by these entities. The ABCP inventory held is monitored as part of the ongoing consolidation assessment process. In some cases, the Bank may also provide credit enhancements or may transact derivatives with securitization conduits. The Bank earns fees from the conduits which are recognized when earned.

The Bank sells assets to single-seller conduits which it controls and consolidates. Control results from the Bank's power over the entity's key economic decisions, predominantly, the mix of assets sold into the conduit; and exposure to the variable returns of the transferred assets, usually through a derivative or the provision of credit mitigation in the form of cash reserves, over-collateralization, or guarantees over the performance of the entity's portfolio of assets.

Multi-seller conduits provide customers with alternate sources of financing through the securitization of their assets. The customers sell their receivables to the conduit and the conduit funds its purchase of the receivables through the issuance of short-term commercial paper to third-party investors. These conduits are similar to single-seller conduits except that assets are received from more than one seller and comingled into a single portfolio of assets. The Bank is typically deemed to have power over the entity's key economic decisions, namely, the selection of sellers and related assets sold as well as other decisions related to the management of risk in the vehicle. Sellers of assets in multi-seller conduits typically continue to be exposed to the variable returns of their portion of transferred assets, through derivatives or the provision of credit mitigation. The Bank's exposure to the variable returns of multi-seller conduits from its provision of liquidity facilities and any related commitments is mitigated by the sellers' continued exposure to variable returns from the entity. While the Bank may have power over multi-seller conduits, it is not exposed to significant variable returns and does not consolidate such entities.

Investment Funds and other Asset Management Entities

As part of its asset management business, the Bank creates investment funds and trusts (including mutual funds), enabling it to provide its clients with a broad range of diversified exposure to different risk profiles, in accordance with the client's risk appetite. Such entities may be actively managed or may be passively directed, for example, through the tracking of a specified index, depending on the entity's investment strategy. Financing for these entities is obtained through the issuance of securities to investors, typically in the form of fund units. Based on each entity's specific strategy and risk profile, the proceeds from this issuance are used by the entity to purchase a portfolio of assets. An entity's portfolio may contain investments in securities, derivatives, or other assets, including cash. At the inception of a new investment fund or trust, the Bank will typically invest an amount of seed capital in the entity, allowing it to establish a performance history in the market. Over time, the Bank sells its seed capital holdings to third-party investors, as the entity's assets under management (AUM) increases. As a result, the Bank's holding of seed capital investment in its own sponsored investment funds and trusts is typically not significant to the Interim Consolidated Financial Statements. Aside from any seed capital investments, the Bank's interest in these entities is generally limited to fees earned for the provision of asset management services. The Bank does not typically provide guarantees over the performance of these funds.

The Bank also sponsors the TD Mortgage Fund (the “Fund”), which is a mutual fund containing a portfolio of Canadian residential mortgages sold by the Bank into the Fund. The Bank has a put option with the Fund under which it is required to repurchase defaulted mortgage loans at their carrying amount from the Fund. The Bank's exposure under this put option is mitigated as the mortgages in the Fund are collateralized and government guaranteed. In addition to the put option, the Bank provides a liquidity facility to the Fund for the benefit of fund unit investors. Under the liquidity facility, the Bank is obligated to repurchase mortgages at their fair value to enable the Fund to honour unit-holder redemptions in the event that the Fund experiences a liquidity event. Generally, the term of these agreements do not exceed five years. While the Bank has power over the Fund, it does not absorb a significant proportion of variable returns from the Fund, as the variability in the fund relates primarily to the credit risk of the underlying mortgages which are government guaranteed. As a result, the Bank does not consolidate the Fund.

The Bank is typically considered to have power over the key economic decisions of sponsored asset management entities; however, it does not consolidate an entity unless it is also exposed to significant variable returns of the entity. This determination is made on a case-by-case basis, in accordance with the Bank's consolidation policy.

Financing Vehicles

The Bank may use structured entities to provide a cost-effective means of financing its operations, including raising capital or obtaining funding. These structured entities include: (1) TD Capital Trust III and TD Capital Trust IV (together the “CaTS Entities”); and (2) TD Covered Bond Guarantor Limited Partnership and TD Covered Bond (Legislative) Guarantor Limited Partnership (together the “Covered Bond Entities”).

The CaTS Entities issued innovative capital securities which currently count as Tier 1 Capital of the Bank but, under Basel III, are considered non-qualifying capital instruments and are subject to the Basel III phase-out rules. The proceeds from these issuances were invested in assets purchased from the Bank which generate income for distribution to investors. The Bank is considered to have decision-making power over the key economic activities of the CaTS Entities; however, it does not consolidate an entity unless it is also exposed to significant variable returns of the entity. The Bank is exposed to the risks and returns from certain CaTS Entities as it holds the residual risks in those entities, typically through retaining all the voting securities of the entity. Where the entity's portfolio of assets are exposed to risks which are not related to the Bank's own credit risk, the Bank is considered to be exposed to significant variable returns of the entity and consolidates the entity. However, certain CaTS Entities hold assets which are only exposed to the Bank's own credit risk. In this case, the Bank does not absorb significant variable returns of the entity as it is ultimately exposed only to its own credit risk, and does not consolidate.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 83

The Bank issues, or has issued, debt under its covered bond programs where the principal and interest payments of the notes are guaranteed by a covered bond entity, with such guarantee secured by a portfolio of assets held by the entity. Investors in the Bank's covered bonds may have recourse to the Bank should the assets of the covered bond entity be insufficient to satisfy the covered bond liabilities. The Bank consolidates the Covered Bond Entities as it has power over the key economic activities and retains all the variable returns in these entities.

THIRD-PARTY SPONSORED STRUCTURED ENTITIES

In addition to structured entities sponsored by the Bank, the Bank is also involved with structured entities sponsored by third parties. Key involvement with third-party sponsored structured entities is described in the following section.

Third-party Sponsored Securitization Programs

The Bank participates in the securitization program of government-sponsored structured entities, including the CMHC, a Crown corporation of the Government of Canada, and similar U.S. government-sponsored entities. The CMHC guarantees CMB issued through the CHT.

The Bank is exposed to the variable returns in the CHT, through its retention of seller swaps resulting from its participation in the CHT program. The Bank does not have power over the CHT as its key economic activities are controlled by the Government of Canada. The Bank's exposure to the CHT is included in the balance of residential mortgage loans as noted in Note 6.

The Bank participates in the securitization programs sponsored by U.S. government agencies. The Bank is not exposed to significant variable returns from these agencies and does not have power over the key economic activities of the agencies, which are controlled by the U.S. government.

Investment Holdings and Derivatives

The Bank may hold interests in third-party structured entities, predominantly in the form of direct investments in securities or partnership interests issued by those structured entities, or through derivatives transacted with counterparties which are structured entities. Investments in, and derivatives with, structured entities are recognized on the Bank’s Interim Consolidated Balance Sheet. The Bank does not typically consolidate third-party structured entities where its involvement is limited to investment holdings and/or derivatives as the Bank would not generally have power over the key economic decisions of the entity.

Financing Transactions

In the normal course of business, the Bank may enter into financing transactions with third-party structured entities including commercial loans, reverse repurchase agreements, prime brokerage margin lending and similar collateralized lending transactions. While such transactions expose the Bank to the structured entities counterparty credit risk, this exposure is mitigated by the collateral related to these transactions. The Bank typically has neither power nor significant variable returns due to financing transactions with structured entities and would not generally consolidate such entities.

Arm's length Servicing Relationships

In addition to the involvement outlined above, the Bank may also provide services to structured entities on an arm's length basis, for example as sub-advisor to an investment fund or asset servicer. Similarly, the Bank's asset management services provided to institutional investors may include transactions with structured entities. As a consequence of providing these services, the Bank may be exposed to variable returns from these structured entities, for example, through the receipt of fees or short-term exposure to the structured entity's securities. Any such exposure is typically mitigated by collateral or some other contractual arrangement with the structured entity or its sponsor. The Bank generally has neither power nor significant variable returns from the provision of arm's length services to a structured entity and, consequently does not consolidate such entities.

INVOLVEMENT WITH UNCONSOLIDATED STRUCTURED ENTITIES

TD is involved with various unconsolidated structured entities, including holdings in third-party sponsored securitization programs, investment funds and trusts, and investments in community-based U.S. tax-advantage entities. These holdings do not result in the consolidation of these entities as TD does not have the power over these entities.

NOTE 8: INVESTMENT IN ASSOCIATES AND JOINT VENTURES

INVESTMENT IN TD AMERITRADE HOLDING CORPORATION

The Bank has significant influence over TD Ameritrade Holding Corporation (TD Ameritrade) and accounts for its investment in TD Ameritrade using the equity method. As at July 31, 2015, the Bank’s reported investment in TD Ameritrade was 41.05% (October 31, 2014 – 40.97%) of the outstanding shares of TD Ameritrade with a fair value of $11 billion (October 31, 2014 – $8 billion) based on the closing price of US$36.73 (October 31, 2014 – US$33.74) on the New York Stock Exchange.

During the nine months ended July 31, 2015, TD Ameritrade repurchased 1.9 million shares (for the year ended October 31, 2014 – 8.5 million shares). The Bank will continue to account for its investment using the equity method.

On December 5, 2013, the Stockholders Agreement was extended by five years to January 24, 2021, and amended such that beginning January 24, 2016, if stock repurchases by TD Ameritrade cause the Bank’s ownership percentage to exceed 45%, the Bank is required to use reasonable efforts to sell or dispose of such excess stock, subject to the Bank’s commercial judgment as to the optimal timing, amount, and method of sales with a view to maximizing proceeds from such sales. However, beginning January 24, 2016, in the event that stock repurchases by TD Ameritrade cause the Bank’s ownership percentage to exceed 45%: (1) the Bank has no absolute obligation to reduce its ownership percentage to 45% by the termination of the Stockholders Agreement; and (2) stock repurchases cannot result in the Bank’s ownership percentage exceeding 47%.

Pursuant to the Stockholders Agreement in relation to the Bank’s equity investment in TD Ameritrade, the Bank has the right to designate five of twelve members of TD Ameritrade’s Board of Directors. The Bank’s designated directors include the Bank's Group President and Chief Executive Officer, two independent directors of TD, and a former independent director of TD.

TD Ameritrade has no significant contingent liabilities to which the Bank is exposed. During the nine months ended July 31, 2015, and July 31, 2014, TD Ameritrade did not experience any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 84

The condensed financial statements of TD Ameritrade, based on its consolidated financial statements, are included in the following tables.

CONDENSED CONSOLIDATED BALANCE SHEETS[1]
(millions of Canadian dollars)		As at
	June 30	September 30
	2015	2014
Assets
Receivables from brokers, dealers, and clearing organizations	$1,496	$1,249
Receivables from clients, net	16,831	13,118
Other assets, net	14,581	12,493
Total assets	$32,908	$26,860
Liabilities
Payable to brokers, dealers, and clearing organizations	$3,158	$2,729
Payable to clients	19,712	16,340
Other liabilities	3,507	2,440
Total liabilities	26,377	21,509
Stockholders’ equity[2]	6,531	5,351
Total liabilities and stockholders’ equity	$32,908	$26,860
1	Customers' securities are reported on a settlement date basis whereas the Bank reports customers’ securities on a trade date basis.
2	The difference between the carrying value of the Bank’s investment in TD Ameritrade and the Bank’s share of TD Ameritrade’s stockholders’ equity is comprised of goodwill, other intangibles, and the cumulative translation adjustment.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(millions of Canadian dollars, except as noted)	For the three months ended		For the nine months ended
	June 30	June 30	June 30	June 30
	2015	2014	2015	2014
Revenues
Net interest revenue	$192	$162	$560	$456
Fee-based and other revenue	784	670	2,343	2,062
Total revenues	976	832	2,903	2,518
Operating expenses
Employee compensation and benefits	248	206	732	611
Other	329	281	1,013	883
Total operating expenses	577	487	1,745	1,494
Other expense (income)	7	7	29	20
Pre-tax income	392	338	1,129	1,004
Provision for income taxes	150	131	412	381
Net income[1]	$242	$207	$717	$623
Earnings per share – basic (dollars)	$0.44	$0.38	$1.32	$1.13
Earnings per share – diluted (dollars)	0.44	0.37	1.31	1.12
1	The Bank’s equity share of net income of TD Ameritrade is subject to adjustments relating to amortization of intangibles, which are not included.

NOTE 9: SIGNIFICANT ACQUISITIONS

Agreement with Nordstrom, Inc.

On May 26, 2015, the Bank and Nordstrom, Inc. (Nordstrom) announced an agreement under which the Bank will acquire substantially all of Nordstrom's existing U.S. Visa and private label consumer credit card portfolio, which currently totals approximately US$2.2 billion in receivables. In addition, the Bank and Nordstrom entered into a long-term agreement under which the Bank will become the exclusive U.S. issuer of Nordstrom-branded Visa and private label consumer credit cards to Nordstrom customers. Subject to regulatory approvals and other customary conditions, this transaction is expected to close in the second half of calendar 2015.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 85

NOTE 10: GOODWILL

Goodwill by Segment
(millions of Canadian dollars)	Canadian		Wholesale
	Retail	U.S. Retail	Banking	Total
Carrying amount of goodwill as at November 1, 2013	$2,200	$10,943	$150	$13,293
Additions	5	–	–	5
Disposals	(13)	–	–	(13)
Foreign currency translation adjustments and other	57	891	–	948
Carrying amount of goodwill as at October 31, 2014	2,249	11,834	150	14,233
Gross amount of goodwill	2,249	11,834	150	14,233
Accumulated impairment losses	–	–	–	–
Carrying amount of goodwill as at November 1, 2014	2,249	11,834	150	14,233
Additions	–	–	–	–
Disposals	–	–	–	–
Foreign currency translation adjustments and other	120	1,989	–	2,109
Carrying amount of goodwill as at July 31, 2015	2,369	13,823	150	16,342
Gross amount of goodwill	2,369	13,823	150	16,342
Accumulated impairment losses	$–	$–	$–	$–

NOTE 11: OTHER ASSETS

Other Assets
(millions of Canadian dollars)	As at
	July 31	October 31
	2015	2014
Accounts receivable and other items	$7,568	$6,540
Accrued interest	1,399	1,330
Current income tax receivable	1,328	1,030
Defined benefit asset	17	15
Insurance-related assets, excluding investments	1,410	1,419
Prepaid expenses	1,027	829
Total	$12,749	$11,163

NOTE 12: DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal. These deposits are in general chequing accounts.

Notice deposits are those for which the Bank can legally require notice prior to withdrawal. These deposits are in general savings accounts.

Term deposits are those payable on a fixed date of maturity purchased by customers to earn interest over a fixed period. The terms are from one day to ten years. Accrued interest on deposits, calculated using the EIRM, is included in Other liabilities on the Interim Consolidated Balance Sheet. The deposits are generally term deposits, guaranteed investment certificates, senior debt, and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at July 31, 2015, was $224 billion (October 31, 2014 – $188 billion).

Certain deposit liabilities are classified as Trading deposits on the Interim Consolidated Balance Sheet and accounted for at fair value with the change in fair value recognized on the Interim Consolidated Statement of Income.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 86

Deposits by Type
(millions of Canadian dollars)				As at
				July 31	October 31
			2015		2014
	Demand	Notice	Term	Total	Total
Personal	$13,015	$323,909	$51,508	$388,432	$343,240
Banks[1]	6,010	85	14,010	20,105	15,771
Business and government[2]	63,212	96,902	117,009	277,123	241,705
Designated at fair value through profit or loss[3]	–	–	1,775	1,775	3,242
Trading[1]	–	–	80,673	80,673	59,334
Total	$82,237	$420,896	$264,975	$768,108	$663,292
Non-interest-bearing deposits included above
In domestic offices				$6,605	$5,739
In foreign offices				46,309	36,962
Interest-bearing deposits included above
In domestic offices				380,560	340,993
In foreign offices				331,995	278,121
U.S. federal funds deposited[1]				2,639	1,477
Total[2,4]				$768,108	$663,292
1	Includes deposits and advances with the Federal Home Loan Bank.
2	As at July 31, 2015, includes $24 billion in Deposits on the Interim Consolidated Balance Sheet relating to covered bondholders (October 31, 2014 – $17 billion) and $2 billion
(October 31, 2014 – $2 billion) due to TD Capital Trust lV.
3	Included in Other financial liabilities designated at fair value through profit or loss on the Interim Consolidated Balance Sheet.
4	As at July 31, 2015, includes deposits of $445 billion (October 31, 2014 – $370 billion) denominated in U.S. dollars and $31 billion (October 31, 2014 – $21 billion) denominated in other foreign currencies.

Deposits by Country
(millions of Canadian dollars)				As at
				July 31	October 31
				2015	2014
	Canada	United States	International	Total	Total
Personal	$186,032	$200,702	$1,698	$388,432	$343,240
Banks	9,686	3,418	7,001	20,105	15,771
Business and government	184,845	89,985	2,293	277,123	241,705
Designated at fair value through profit or loss[1]	1,775	–	–	1,775	3,242
Trading	4,827	66,705	9,141	80,673	59,334
Total	$387,165	$360,810	$20,133	$768,108	$663,292

1 Included in Other financial liabilities designated at fair value through profit or loss on the Interim Consolidated Balance Sheet.

Term Deposits
(millions of Canadian dollars)							As at
							July 31	October 31
							2015	2014
		Over	Over	Over	Over
	Within	1 year to	2 years to	3 years to	4 years to	Over
	1 year	2 years	3 years	4 years	5 years	5 years	Total	Total
Personal	$29,517	$9,267	$6,178	$3,584	$2,773	$189	$51,508	$52,260
Banks	13,988	3	3	3	–	13	14,010	12,522
Business and government	45,223	24,316	14,847	9,238	13,323	10,062	117,009	99,550
Designated at fair value through profit or loss[1]	1,374	364	37	–	–	–	1,775	3,242
Trading	78,403	411	258	386	486	729	80,673	59,334
Total	$168,505	$34,361	$21,323	$13,211	$16,582	$10,993	$264,975	$226,908

1 Included in Other financial liabilities designated at fair value through profit or loss on the Interim Consolidated Balance Sheet.

Term Deposits due within a Year
(millions of Canadian dollars)				As at
				July 31	October 31
				2015	2014
		Over 3	Over 6
	Within	months to	months to
	3 months	6 months	12 months	Total	Total
Personal	$11,430	$6,493	$11,594	$29,517	$29,399
Banks	12,527	1,068	393	13,988	12,502
Business and government	31,344	5,800	8,079	45,223	49,188
Designated at fair value through profit or loss[1]	371	383	620	1,374	1,849
Trading	34,195	23,737	20,471	78,403	57,655
Total	$89,867	$37,481	$41,157	$168,505	$150,593
1	Included in Other financial liabilities designated at fair value through profit or loss on the Interim Consolidated Balance Sheet.
TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 87

NOTE 13: OTHER LIABILITIES

Other Liabilities
(millions of Canadian dollars)	As at
	July 31	October 31
	2015	2014
Accounts payable, accrued expenses, and other items	$3,611	$3,666
Accrued interest	817	943
Accrued salaries and employee benefits	2,386	2,653
Cheques and other items in transit	208	237
Current income tax payable	122	34
Deferred tax liabilities	347	287
Defined benefit liability	2,509	2,393
Liabilities related to structured entities	4,435	5,053
Provisions	772	631
Total	$15,207	$15,897

NOTE 14: SUBORDINATED NOTES AND DEBENTURES

Issues

On June 24, 2015, the Bank issued $1.5 billion of medium term notes (non-viability contingent capital (NVCC)) constituting subordinated indebtedness of the Bank (the “Notes”). The Notes bear interest at a fixed rate of 2.692% per annum (paid semi-annually) until June 24, 2020, and at the three-month bankers' acceptance rate plus 1.21% thereafter (paid quarterly) until maturity on June 24, 2025. The Bank may, at its option, with the prior approval of OSFI, redeem the Notes on or after June 24, 2020, in whole or in part, at par plus accrued and unpaid interest on not more than 60 nor less than 30 days' notice to holders. The Notes qualify as Tier 2 Capital of the Bank.

Redemptions

On April 2, 2015 (“Redemption Date”), the Bank redeemed all of its outstanding $875 million 5.48% subordinated debentures due April 2, 2020, at a redemption price of 100% of the principal amount. Interest on the debentures ceased to accrue on and after the Redemption Date.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 88

NOTE 15: SHARE CAPITAL

The following table summarizes the shares issued and outstanding and treasury shares held as at July 31, 2015, and October 31, 2014.

Common and Preferred Shares Issued and Outstanding and Treasury Shares Held
(millions of shares and millions of Canadian dollars)	July 31, 2015		October 31, 2014
	Number		Number
	of shares	Amount	of shares	Amount
Common Shares
Balance as at beginning of year	1,846.2	$19,811	1,838.9	$19,316
Proceeds from shares issued on exercise of stock options	2.5	96	5.0	199
Shares issued as a result of dividend reinvestment plan	5.2	273	6.4	339
Purchase of shares for cancellation	–	–	(4.1)	(43)
Balance as at end of period – common shares	1,853.9	$20,180	1,846.2	$19,811
Preferred Shares – Class A
Series P	–	$–	10.0	$250
Series Q	–	–	8.0	200
Series R	–	–	10.0	250
Series S	5.4	135	5.4	135
Series T	4.6	115	4.6	115
Series Y	5.5	137	5.5	137
Series Z	4.5	113	4.5	113
Series 1	20.0	500	20.0	500
Series 3	20.0	500	20.0	500
Series 5	20.0	500	–	–
Series 7	14.0	350	–	–
Series 9	8.0	200	–	–
Series 11	6.0	150	–	–
Balance as at end of period – preferred shares	108.0	$2,700	88.0	$2,200
Treasury shares – common[1]
Balance as at beginning of year	(1.6)	$(54)	(3.9)	$(145)
Purchase of shares	(76.3)	(4,123)	(80.7)	(4,197)
Sale of shares	77.6	4,160	83.0	4,288
Balance as at end of period – treasury shares – common	(0.3)	$(17)	(1.6)	$(54)
Treasury shares – preferred[1]
Balance as at beginning of year	–	$(1)	(0.1)	$(2)
Purchase of shares	(9.5)	(235)	(6.1)	(154)
Sale of shares	9.3	232	6.2	155
Balance as at end of period – treasury shares – preferred	(0.2)	$(4)	–	$(1)
1	When the Bank purchases its own shares as part of its trading business, they are classified as treasury shares and the cost of these shares is recorded as a reduction in equity.

5-Year Rate Reset Preferred Shares, Series 5

On December 16, 2014, the Bank issued 20 million non-cumulative 5-Year Rate Reset Preferred Shares, Series 5 (“Series 5 Shares”) for gross cash consideration of $500 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 3.75% for the initial period from and including December 16, 2014, to but excluding January 31, 2020. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 2.25%. Holders of the Series 5 Shares will have the right to convert their Series 5 Shares into non-cumulative Floating Rate Preferred Shares, Series 6 (“Series 6 Shares”), subject to certain conditions, on January 31, 2020, and on January 31 every five years thereafter. Holders of the Series 6 Shares will be entitled to receive quarterly non-cumulative cash dividends, if declared, at a rate equal to the then average three-month Government of Canada Treasury Bills yield plus 2.25%. The Series 5 Shares are redeemable by the Bank, subject to regulatory consent, at $25 per share on January 31, 2020, and on January 31 every five years thereafter. Series 5 Shares and Series 6 Shares qualify as Additional Tier 1 Capital under current regulatory capital rules and if a NVCC conversion were to occur in accordance with the NVCC Provisions, the maximum number of common shares that could be issued based on the formula for conversion set out in the prospectus supplement dated December 9, 2014, and assuming there are no declared and unpaid dividends on the Series 5 Shares or Series 6 Shares, as applicable, would be 100 million.

5-Year Rate Reset Preferred Shares, Series 7

On March 10, 2015, the Bank issued 14 million non-cumulative 5-Year Rate Reset Preferred Shares, Series 7 (“Series 7 Shares”) for gross cash consideration of $350 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 3.60% for the initial period from and including March 10, 2015, to but excluding July 31, 2020. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 2.79%. Holders of the Series 7 Shares will have the right to convert their Series 7 Shares into non-cumulative Floating Rate Preferred Shares, Series 8 (“Series 8 Shares”), subject to certain conditions, on July 31, 2020, and on July 31 every five years thereafter. Holders of the Series 8 Shares will be entitled to receive quarterly non-cumulative cash dividends, if declared, at a rate equal to the then average three-month Government of Canada Treasury Bills yield plus 2.79%. The Series 7 Shares are redeemable by the Bank, subject to regulatory consent, at $25 per share on July 31, 2020, and on July 31 every five years thereafter. Series 7 Shares and Series 8 Shares qualify as Additional Tier 1 Capital under current regulatory capital rules and if a NVCC conversion were to occur in accordance with the NVCC Provisions, the maximum number of common shares that could be issued based on the formula for conversion set out in the prospectus supplement dated March 3, 2015, and assuming there are no declared and unpaid dividends on the Series 7 Shares or Series 8 Shares, as applicable, would be 70 million.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 89

5-Year Rate Reset Preferred Shares, Series 9

On April 24, 2015, the Bank issued 8 million non-cumulative 5-Year Rate Reset Preferred Shares, Series 9 (“Series 9 Shares”) for gross cash consideration of $200 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 3.70% for the initial period from and including April 24, 2015, to but excluding October 31, 2020. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 2.87%. Holders of the Series 9 Shares will have the right to convert their Series 9 Shares into non-cumulative Floating Rate Preferred Shares, Series 10 (“Series 10 Shares”), subject to certain conditions, on October 31, 2020, and on October 31 every five years thereafter. Holders of the Series 10 Shares will be entitled to receive quarterly non-cumulative cash dividends, if declared, at a rate equal to the then average three-month Government of Canada Treasury Bills yield plus 2.87%. The Series 9 Shares are redeemable by the Bank, subject to regulatory consent, at $25 per share on October 31, 2020, and on October 31 every five years thereafter. Series 9 Shares and Series 10 Shares qualify as Additional Tier 1 Capital under current regulatory capital rules and if a NVCC conversion were to occur in accordance with the NVCC Provisions, the maximum number of common shares that could be issued based on the formula for conversion set out in the prospectus supplement dated April 17, 2015, and assuming there are no declared and unpaid dividends on the Series 9 Shares or Series 10 Shares, as applicable, would be 40 million.

Fixed Rate Preferred Shares, Series 11

On July 21, 2015, the Bank issued 6 million non-cumulative Fixed Rate Preferred Shares, Series 11 (“Series 11 Shares”) for gross cash consideration of $150 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 4.90%. The Series 11 Shares are redeemable by the Bank, subject to regulatory consent, at a declining premium on or after October 31, 2020. Series 11 Shares qualify as Additional Tier 1 Capital under current regulatory capital rules and if a NVCC conversion were to occur in accordance with the NVCC Provisions, the maximum number of common shares that could be issued based on the formula for conversion set out in the prospectus supplement dated July 13, 2015, and assuming there are no declared and unpaid dividends on the Series 11 Shares, would be 30 million.

Redemptions

On March 2, 2015, the Bank redeemed all of its 10 million outstanding Class A First Preferred Shares, Series P (“Series P Shares”), at the cash redemption price of $25.607877 per Series P Share, for total redemption proceeds of approximately $256 million.

On March 2, 2015, the Bank redeemed all of its 8 million outstanding Class A First Preferred Shares, Series Q (“Series Q Shares”), at the cash redemption price of $25.615068 per Series Q Share, for total redemption proceeds of approximately $205 million.

On May 1, 2015, the Bank redeemed all of its 10 million outstanding Class A First Preferred Shares, Series R (“Series R Shares”), at the cash redemption price of $25.503836 per Series R Share, for total redemption proceeds of approximately $255 million

NOTE 16: SHARE-BASED COMPENSATION

For the three and nine months ended July 31, 2015, the Bank recognized compensation expense for stock option awards of $4.0 million and $15.9 million, respectively (three and nine months ended July 31, 2014 – $5.5 million and $20.4 million, respectively).

During the three months ended July 31, 2015, and July 31, 2014, there were no stock options granted by the Bank. During the nine months ended July 31, 2015, 2.6 million stock options were granted by the Bank (nine months ended July 31, 2014 – 2.6 million stock options) with a weighted-average fair value of $9.06 per stock option (July 31, 2014 – $9.28 per stock option).

The following table summarizes the assumptions used for estimating the fair value of options for the nine months ended July 31.

Assumptions Used for Estimating the Fair Value of Options
(in Canadian dollars, except as noted)	For the nine months ended
	July 31	July 31
	2015	2014
Risk-free interest rate	1.44%	1.90%
Expected option life (years)	6.3 years	6.2 years
Expected volatility[1]	25.06%	27.09%
Expected dividend yield	3.65%	3.66%
Exercise price/share price	$52.46	$47.59
1	Expected volatility is calculated based on the average daily volatility measured over a historical period corresponding to the expected option life.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 90

NOTE 17: EMPLOYEE BENEFITS

The following table summarizes expenses for the Bank’s principal pension and non-pension post-retirement benefit plans and the Bank’s significant other pension and retirement plans, for the three and nine months ended July 31.

Employee Benefit Plans' Expenses
(millions of Canadian dollars)			Principal non-pension
			post-retirement		Other pension and
	Principal pension plans		benefit plan		retirement plans[1]
		For the three months ended
	July 31	July 31	July 31	July 31	July 31	July 31
	2015	2014	2015	2014	2015	2014
Net employee benefits expense
Service cost – benefits earned	$89	$71	$5	$5	$3	$3
Net interest cost (income) on net defined benefit liability (asset)	4	(1)	5	6	9	7
Defined benefit administrative expenses	3	2	–	–	2	1
Past service cost – settlement (gains) losses	–	–	–	–	–	–
Past service cost – other	–	–	–	–	–	–
Total expense	$96	$72	$10	$11	$14	$11
		For the nine months ended
	July 31	July 31	July 31	July 31	July 31	July 31
	2015	2014	2015	2014	2015	2014
Net employee benefits expense
Service cost – benefits earned	$269	$212	$15	$14	$10	$8
Net interest cost (income) on net defined benefit liability (asset)	11	(2)	17	19	27	22
Defined benefit administrative expenses	6	5	–	–	6	3
Past service cost – settlement (gains) losses[2]	–	–	–	–	(35)	–
Past service cost – other	–	–	–	–	–	5
Total expense	$286	$215	$32	$33	$8	$38
1	Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, certain TD Auto Finance retirement plans, and supplemental employee retirement plans. Other employee benefit plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes. The TD Banknorth defined benefit pension plan was frozen as of December 31, 2008, and no service credits can be earned after that date. Certain TD Auto Finance defined benefit pension plans were frozen as of April 1, 2012, and no service credits can be earned after March 31, 2012.
2	Includes a portion of the TD Banknorth defined benefit pension plan that was settled during the period.

CASH FLOWS

The following table summarizes the Bank’s contributions to its principal pension and non-pension post-retirement benefit plans and the Bank’s significant other pension and retirement plans during the three and nine months ended July 31.

Plan Contributions
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
	2015	2014	2015	2014
Principal pension plans	$111	$61	$260	$248
Principal non-pension post-retirement benefit plan	3	3	10	9
Other pension and retirement plans[1]	76	11	94	26
Total	$190	$75	$364	$283
1	Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, certain TD Auto Finance retirement plans, and supplemental employee retirement plans. Other employee benefit plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes.

As at July 31, 2015, the Bank expects to contribute an additional $80 million to its principal pension plans, $4 million to its principal non-pension post-retirement benefit plan, and $64 million to its other pension and retirement plans by the end of the fiscal year. However, future contribution amounts may change upon the Bank’s review of current contribution levels during fiscal 2015.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 91

NOTE 18: INCOME TAXES

Deferred tax assets and liabilities are comprised of the following.

Deferred Tax Assets and Liabilities[1]
(millions of Canadian dollars)	As at
	July 31	October 31
	2015	2014
Deferred tax assets
Allowance for credit losses	$704	$582
Land, buildings, equipment, and other depreciable assets	32	7
Deferred (income) expense	61	30
Trading loans	123	124
Employee benefits	733	695
Pensions	270	367
Losses available for carry forward	270	256
Tax credits	523	357
Other	170	123
Total deferred tax assets[2]	2,886	2,541
Deferred tax liabilities
Securities	693	524
Intangibles	348	287
Goodwill	78	9
Total deferred tax liabilities	1,119	820
Net deferred tax assets	1,767	1,721
Reflected on the Interim Consolidated Balance Sheet as follows:
Deferred tax assets	2,114	2,008
Deferred tax liabilities[3]	347	287
Net deferred tax assets	$1,767	$1,721
1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
2	The amount of temporary differences, unused tax losses, and unused tax credits for which no deferred tax asset is recognized on the Interim Consolidated Balance Sheet was $21 million as at July 31, 2015 (October 31, 2014 – $18 million), of which $11 million (October 31, 2014 – $8 million) is scheduled to expire within five years.
3	Included in Other liabilities on the Interim Consolidated Balance Sheet.

NOTE 19: EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted earnings per share is calculated using the same method as basic earnings per share except that certain adjustments are made to net income attributable to common shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential common shares that are assumed to be issued by the Bank.

The following table presents the Bank’s basic and diluted earnings per share for the three and nine months ended July 31, 2015, and July 31, 2014, and the twelve months ended October 31, 2014.

Basic and Diluted Earnings Per Share
(millions of Canadian dollars, except as noted)	For the three		For the nine		For the twelve
	months ended		months ended		months ended
	July 31	July 31	July 31	July 31	October 31
	2015	2014	2015	2014	2014
Basic earnings per share
Net income attributable to common shareholders	$2,213	$2,055	$6,029	$5,946	$7,633
Weighted-average number of common shares outstanding (millions)	1,851.1	1,840.2	1,847.9	1,838.1	1,839.1
Basic earnings per share (dollars)	$1.20	$1.12	$3.26	$3.23	$4.15
Diluted earnings per share
Net income attributable to common shareholders	$2,213	$2,055	$6,029	$5,946	$7,633
Net income available to common shareholders including
impact of dilutive securities	2,213	2,055	6,029	5,946	7,633
Weighted-average number of common shares outstanding (millions)	1,851.1	1,840.2	1,847.9	1,838.1	1,839.1
Effect of dilutive securities
Stock options potentially exercisable (millions)[1]	4.6	6.3	5.1	6.2	6.2
Weighted-average number of common shares outstanding
– diluted (millions)	1,855.7	1,846.5	1,853.0	1,844.3	1,845.3
Diluted earnings per share (dollars)[1]	$1.19	$1.11	$3.25	$3.22	$4.14
1	For the three and nine months ended July 31, 2015, and July 31, 2014, and the twelve months ended October 31, 2014, the computation of diluted earnings per share did not include any weighted-average options where the option price was greater than the average market price of the Bank’s common shares.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 92

NOTE 20: PROVISIONS, CONTINGENT LIABILITIES, PLEDGED ASSETS, AND COLLATERAL

PROVISIONS

The following table summarizes the Bank’s provisions.

Provisions
(millions of Canadian dollars)		Asset
		retirement
	Litigation	Restructuring[1]	obligations	Other	Total
Balance as at November 1, 2013	$244	$105	$69	$66	$484
Additions	76	40	–	132	248
Amounts used	(146)	(79)	–	(99)	(324)
Release of unused amounts	(20)	(11)	(1)	(31)	(63)
Foreign currency translation adjustments and other	14	–	–	(2)	12
Balance as at October 31, 2014, before allowance for
credit losses for off-balance sheet instruments	$168	$55	$68	$66	$357
Add: allowance for credit losses for off-balance sheet instruments[2]					274
Balance as at October 31, 2014					$631
Balance as at November 1, 2014	$168	$55	$68	$66	$357
Additions	74	337	–	47	458
Amounts used	(133)	(135)	–	(74)	(342)
Release of unused amounts	(6)	–	–	(20)	(26)
Foreign currency translation adjustments and other	16	15	3	4	38
Balance as at July 31, 2015, before allowance for
credit losses for off-balance sheet instruments	$119	$272	$71	$23	$485
Add: allowance for credit losses for off-balance sheet instruments[2]					287
Balance as at July 31, 2015					$772
1	Includes provisions for onerous lease contracts.
2	Refer to Note 5 for further details.

LITIGATION

In the ordinary course of business, the Bank and its subsidiaries are involved in various legal and regulatory actions, including class actions and other litigation or disputes with third parties. Legal provisions are established when it becomes probable that the Bank will incur an expense and the amount can be reliably estimated. The Bank may incur losses in addition to the amounts recorded when the loss is greater than estimated by management, or for matters when an unfavourable outcome is reasonably possible. The Bank considers losses to be reasonably possible when they are neither probable nor remote. The Bank believes the estimate of the aggregate range of reasonably possible losses, in excess of provisions, for its legal proceedings where it is possible to make such an estimate, is from zero to approximately $295 million as at July 31, 2015. This estimated aggregate range of reasonably possible losses is based upon currently available information for those proceedings in which the Bank is involved, taking into account the Bank’s best estimate of such losses for those cases for which an estimate can be made. The Bank’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of liability has yet to be determined. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain cases, the Bank does not believe that an estimate can currently be made as many of them are in preliminary stages and certain cases have no specific amount claimed. Consequently, these cases are not included in the range.

In management’s opinion, based on its current knowledge and after consultation with counsel, the Bank believes that the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the consolidated financial condition or the consolidated cash flows of the Bank. However, there are a number of uncertainties involved in such proceedings, some of which are beyond the Bank’s control, including, for example, the risk that the requisite external approvals of a particular settlement may not be granted. As such, there is a possibility that the ultimate resolution of those legal or regulatory actions may be material to the Bank’s consolidated results of operations for any particular reporting period.

The following is a description of the Bank’s material legal or regulatory actions.

Rothstein Litigation

TD Bank, N.A. was named as a defendant in multiple lawsuits in state and federal court in Florida related to an alleged US$1.2 billion Ponzi scheme perpetrated by, among others, Scott Rothstein, a partner of the Fort Lauderdale, Florida based law firm, Rothstein, Rosenfeldt and Adler (“RRA”).

On July 11, 2013, the United States Bankruptcy Court for the Southern District of Florida confirmed a liquidation plan for the RRA bankruptcy estate that includes a litigation bar order in favor of TD Bank, N.A. (the “Bar Order”). TD Bank, N.A. and/or the Bank are or may be the subject of other litigation or regulatory proceedings related to the Rothstein fraud, although further civil litigation may be enjoined by the Bar Order. The outcome of any such proceedings is difficult to predict and could result in judgments, settlements, injunctions or other results adverse to TD Bank, N.A. or the Bank. Two civil matters are specifically exempted from the Bar Order.

The first, Coquina Investments v. TD Bank, N.A. et al. is now concluded.

The second Rothstein-related matter is captioned Razorback Funding, LLC, et al. v. TD Bank, N.A., et al. The plaintiffs in Razorback moved for sanctions against TD Bank, N.A. after the matter had been settled and dismissed. TD Bank moved to enforce the settlement agreement. Plaintiffs’ motion for sanctions was denied on July 25, 2014 and Plaintiffs appealed. The appeal is expected to be dismissed shortly, as the parties have agreed to a settlement that became final on July 21, 2015.

During the third quarter of 2015, distributions of $39 million ($24 million after tax) were received by the Bank as a result of previous settlements reached on Rothstein-related matters, whereby the Bank was assigned the right to these distributions, if and when made available.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 93

Overdraft Litigation

TD Bank, N.A. was originally named as a defendant in six putative nationwide class actions challenging the manner in which it calculates and collects overdraft fees: Dwyer v. TD Bank, N.A. (D. Mass.); Hughes v. TD Bank, N.A. (D. N.J.); Mascaro v. TD Bank, N.A. (D. D.C.); Mazzadra, et al. v. TD Bank, N.A. (S.D. Fla.); Kimenker v. TD Bank, N.A. (D. N.J.); and Mosser v. TD Bank, N.A. (D. Pa.). These actions were transferred to the United States District Court for the Southern District of Florida and have now been dismissed or settled. Settlement payments were made to class members in June 2013, and a second distribution to eligible class members of residual settlement funds was made in October 2014. The Court retains jurisdiction over class members and distributions.

TD Bank, N.A. was subsequently named as a defendant in eleven putative nationwide class actions challenging the overdraft practices of TD Bank, N.A. from August 16, 2010 to the present: King, et al. v. TD Bank, N.A f/k/a Carolina First Bank (D.S.C.); Padilla, et al. v. TD Bank, N.A. (E.D. Pa.); Hurel v. TD Bank, N.A. and The Toronto-Dominion Bank (D.N.J.); Koshgarian v. TD Bank, N.A. and The Toronto-Dominion Bank (S.D.N.Y.); Goodall v. The Toronto-Dominion Bank and TD Bank, N.A. (M.D. FL.); Klein et al. v. TD Bank, N.A. (D.N.J.); Ucciferri v. TD Bank, N.A. (D.N.J.); and Austin v. TD Bank, N.A. (D. Conn.); Robinson v. TD Bank, N.A. (S.D. Fla.) (“Robinson Case No. 60469”); Robinson v. TD Bank, N.A. (S.D. Fla.) (“Robinson Case No. 60476”); and Mingrone v. TD Bank, N.A. (E.D.N.Y.). The King action further challenges the overdraft practices of Carolina First Bank prior to its merger into TD Bank, N.A. in September 2010. The Toronto-Dominion Bank was also named as a defendant in the Hurel, Koshgarian, and Goodall actions, but was subsequently dismissed without prejudice in Hurel. All but one of the actions, Robinson Case No. 60476, have been consolidated for pretrial proceedings as MDL 2613 in the United States District Court for the District of South Carolina. The plaintiffs filed a consolidated amended class action complaint on June 19, 2015, which governs all of the consolidated cases other than Mingrone and Robinson Case No. 15-60476. On July 21, 2015, the Mingrone class action complaint was dismissed without prejudice. The Toronto-Dominion Bank was not named as a defendant in the consolidated amended class action complaint. The United States Judicial Panel for Multidistrict Litigation (“JPML”) has issued a conditional transfer order relating to Robinson Case No. 60476, but plaintiff has filed a notice of objection and transfer has been stayed pending a ruling by the panel on the objection.

Gevaerts Litigation

TD Bank, N.A. was named as a defendant in Gevaerts, et al. v. TD Bank, et al., a purported class action lawsuit in the United States District Court for the Southern District of Florida related to an alleged $223 million fraud scheme orchestrated by a former customer of TD Bank, N.A., among others. Plaintiffs allege that Ms. Deborah Peck sold fractional interests in life insurance settlements, which caused plaintiffs to incur losses. Plaintiffs further allege that TD Bank, N.A. aided and abetted Ms. Peck’s breach of her fiduciary duty to her investors and that TD Bank, N.A.'s negligence caused their losses.

On June 24, 2015, TD Bank, N.A. reached a preliminary agreement to settle the case with the plaintiffs. The settlement is subject to court approval.

Interchange Fee Class Actions

Between 2011 and 2013, seven proposed class actions were commenced in British Columbia, Alberta, Saskatchewan, Ontario and Québec: Coburn and Watson's Metropolitan Home v. Bank of America Corporation, et al.; 1023916 Alberta Ltd. v. Bank of America Corporation, et al.; Macaronies Hair Club v. BOFA Canada Bank, et al.; The Crown & Hand Pub Ltd. v. Bank of America Corporation, et al.; Hello Baby Equipment Inc. v. BOFA Canada Bank, et al.; Bancroft-Snell, et al. v. Visa Canada Corporation, et al.; and 9085-4886 Quebec Inc. v. Visa Canada Corporation, et al. The defendants in each action are Visa Canada Corporation (Visa) and MasterCard International Incorporated (MasterCard) (collectively, the “Networks”), along with TD and several other financial institutions. The plaintiff class members are Canadian merchants who accept payment for products and services by Visa and/or MasterCard. While there is some variance, in most of the actions it is alleged that, from March 2001 to the present, the Networks conspired with their issuing banks and acquirers to fix excessive fees and that certain rules (Honour All Cards and No Surcharge) have the effect of increasing the merchant discount fees. The actions include claims of civil conspiracy, breach of the Competition Act, interference with economic relations and unjust enrichment. Unspecified general and punitive damages are sought on behalf of the merchant class members. In the lead case proceeding in British Columbia, the decision to partially certify the action as a class proceeding was released on March 27, 2014. The certification decision was appealed by both plaintiff class representatives and defendants. The appeal hearing took place in December 2014 and the decision is pending.

Stanford Litigation

The Toronto-Dominion Bank was named as a defendant in Rotstain v. Trustmark National Bank, et al., a putative class action lawsuit in the United States District Court for the Northern District of Texas related to a US$7.2 billion Ponzi scheme perpetrated by R. Allen Stanford, the owner of Stanford International Bank, Limited (“SIBL”), an offshore bank based in Antigua. Plaintiffs purport to represent a class of investors in SIBL-issued certificates of deposit. The Bank, among others, provided correspondent banking services to SIBL. Plaintiffs allege that the Bank and four other banks aided and abetted or conspired with Mr. Stanford to commit fraud and that the bank defendants received fraudulent transfers from SIBL by collecting fees on related wire transfer payments.

The Official Stanford Investors Committee, a court-approved committee representing investors, received permission to intervene in the lawsuit and has brought similar claims against all the bank defendants.

The court denied in part and granted in part The Toronto-Dominion Bank’s motion to dismiss the lawsuit on April 21, 2015. The court also entered a class certification scheduling order, requiring the parties to conduct discovery and submit briefing regarding class certification and will consider class certification on October 5, 2015. Plaintiffs filed an amended complaint asserting certain additional state law claims against the Bank on June 23, 2015. On July 14, 2015, the Bank filed a motion to dismiss the newly amended complaint in its entirety.

The Toronto-Dominion Bank is also a defendant in two cases filed in the Ontario Superior Court of Justice: (1) Wide & Dickson v. The Toronto-Dominion Bank, an action filed by the Joint Liquidators of SIBL appointed by the Eastern Caribbean Supreme Court, and (2) Dynasty Furniture Manufacturing Ltd., et al. v. The Toronto-Dominion Bank, an action filed by five investors in certificates of deposits sold by Stanford. The suits assert that the Bank acted negligently and provided knowing assistance to SIBL’s fraud. The Bank has filed a motion for summary judgment in the Joint Liquidators case to dismiss the action based on the applicable statute of limitations. This motion will be heard by the court in September 2015. The judge managing the proceedings is not requiring any steps in the Dynasty case pending the outcome of the motion in the Joint Liquidators’ case.

RESTRUCTURING

The Bank undertook certain measures in the second quarter of 2015, to reduce costs and manage expenses in a sustainable manner and to achieve greater operational efficiencies. These measures include process redesign and business restructuring, retail branch and real estate optimization, and organizational review. As a result, the Bank recorded restructuring charges of $337 million ($228 million after tax), primarily related to asset impairments, exiting of lease agreements, employee severance and other personnel-related costs.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 94

PLEDGED ASSETS AND COLLATERAL

In the ordinary course of business, securities and other assets are pledged against liabilities or contingent liabilities, including repurchase agreements, securitization liabilities, capital trust securities, and securities borrowing transactions. Assets are also deposited for the purposes of participation in clearing and payment systems and depositories, or to have access to the facilities of central banks in foreign jurisdictions, or as security for contract settlements with derivative exchanges or other derivative counterparties. As at July 31, 2015, securities and other assets with a carrying value of $170 billion (October 31, 2014 – $146 billion) were pledged as collateral in respect of these transactions.

As at July 31, 2015, certain consumer instalment and other personal loan assets with a carrying value of $6 billion (October 31, 2014 – $8 billion) and residential mortgages with a carrying value of $16 billion (October 31, 2014 – $8 billion) were also pledged with respect to covered bonds issued by the Bank.

Assets that can be Repledged or Sold
(millions of Canadian dollars)	As at
	July 31	October 31
	2015	2014
Trading loans, securities and other	$39,886	$30,642
Other assets	154	100
Total	$40,040	$30,742

In addition, the Bank may accept financial assets as collateral that the Bank is permitted to sell or repledge in the absence of default. These transactions are conducted under terms that are usual and customary to standard lending, and security borrowing and lending activities. As at July 31, 2015, the fair value of financial assets accepted as collateral that the Bank is permitted to sell or repledge in the absence of default was $27 billion (October 31, 2014 – $22 billion). The fair value of financial assets accepted as collateral that have been sold or repledged (excluding cash collateral) was $6 billion as at July 31, 2015 (October 31, 2014 – $4 billion).

ASSETS SOLD WITH RECOURSE

In connection with its securitization activities, the Bank typically makes customary representations and warranties about the underlying assets which may result in an obligation to repurchase the assets. These representations and warranties attest that the Bank, as the seller, has executed the sale of assets in good faith, and in compliance with relevant laws and contractual requirements. In the event that they do not meet these criteria, the loans may be required to be repurchased by the Bank.

ASSETS SOLD WITH CONTINGENT REPURCHASE OBLIGATIONS

The Bank sells mortgage loans, which it continues to service, to the TD Mortgage Fund (the “Fund”), a mutual fund managed by the Bank. As part of its responsibilities, the Bank has an obligation to repurchase mortgage loans when they default or if the Fund experiences a liquidity event such that it does not have sufficient cash to honor unit holder redemptions. During the three and nine months ended July 31, 2015, the fair value of the mortgages repurchased as a result of a liquidity event was $3 million and $6 million, respectively (three and nine months ended July 31, 2014 – $47 million and $84 million, respectively).

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 95

NOTE 21: SEGMENTED INFORMATION

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking businesses, Canadian credit cards, TD Auto Finance Canada and Canadian wealth and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and commercial banking businesses, U.S. credit cards, TD Auto Finance U.S., U.S. wealth business and the Bank’s investment in TD Ameritrade; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.

The results of the Aeroplan credit card portfolio, acquired on December 27, 2013, are reported in the Canadian Retail segment.

The following table summarizes the segment results for the three and nine months ended July 31.

Results by Business Segment
(millions of Canadian dollars, except as noted)

	Canadian Retail		U.S. Retail		Wholesale Banking		Corporate		Total
			For the three months ended
	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Net interest income (loss)	$2,480	$2,436	$1,734	$1,500	$564	$589	$(81)	$(90)	$4,697	$4,435
Non-interest income (loss)	2,531	2,498	647	545	201	91	(70)	(60)	3,309	3,074
Provision for (reversal of)
credit losses	237	228	200	127	2	5	(2)	(22)	437	338
Insurance claims and related
expenses	600	771	–	–	–	–	–	–	600	771
Non-interest expenses	2,104	2,076	1,470	1,320	431	392	287	252	4,292	4,040
Income (loss) before income taxes	2,070	1,859	711	598	332	283	(436)	(380)	2,677	2,360
Provision for (recovery of)
income taxes	513	459	129	113	93	67	(233)	(309)	502	330
Equity in net income of an
investment in associate,
net of income taxes	–	–	92	76	–	–	(1)	1	91	77
Net income (loss)	$1,557	$1,400	$674	$561	$239	$216	$(204)	$(70)	$2,266	$2,107

			For the nine months ended
	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Net interest income (loss)	$7,284	$7,103	$5,106	$4,485	$1,745	$1,673	$(298)	$(134)	$13,837	$13,127
Non-interest income (loss)	7,404	7,138	1,814	1,713	515	403	(191)	128	9,542	9,382
Provision for (reversal of)
credit losses	666	696	508	537	4	12	(4)	(59)	1,174	1,186
Insurance claims and related
expenses	1,863	2,113	–	–	–	–	–	–	1,863	2,113
Non-interest expenses	6,264	6,214	4,440	3,971	1,311	1,208	1,147	772	13,162	12,165
Income (loss) before income taxes	5,895	5,218	1,972	1,690	945	856	(1,632)	(719)	7,180	7,045
Provision for (recovery of)
income taxes	1,453	1,288	346	311	268	203	(803)	(660)	1,264	1,142
Equity in net income of an
investment in associate,
net of income taxes	–	–	267	222	–	–	2	12	269	234
Net income (loss)	$4,442	$3,930	$1,893	$1,601	$677	$653	$(827)	$(47)	$6,185	$6,137

Total assets as at July 31
(billions of Canadian dollars)	$352.1	$328.0	$342.2	$262.4	$354.3	$316.1	$50.6	$33.2	$1,099.2	$939.7
TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 96

NOTE 22: REGULATORY CAPITAL

The Bank manages its capital under guidelines established by OSFI. The regulatory capital guidelines measure capital in relation to credit, market, and operational risks. The Bank has various capital policies, procedures, and controls which it utilizes to achieve its goals and objectives.

The Banking Committee on Banking Supervision (BCBS) issued a guideline “A global regulatory framework for more resilient banks and banking systems” (Basel III), which introduced a non-risk sensitive leverage ratio to act as a supplementary measure to the risk-based capital requirements. Similar to OSFI's Assets-to-Capital Multiple (ACM), the objective of the leverage ratio is to constrain the build-up of excessive leverage in the banking sector, protecting against the inherent risk of excessive asset growth. The leverage ratio replaces the ACM effective January 1, 2015, and has a regulatory minimum requirement of 3%. The leverage ratio is calculated as per OSFI's Leverage Requirements guideline. The key components in the calculation of the ratio include, but are not limited to, Tier 1 Capital, on-balance sheet assets with adjustments made to derivative and securities financing transaction exposures, and credit equivalent amounts of off-balance sheet exposures.

During the nine months ended July 31, 2015, the Bank complied with the OSFI guideline related to capital ratios and the leverage ratio. This guideline is based on Basel III. OSFI’s target Common Equity Tier 1 (CET1), Tier 1, and Total Capital ratios for Canadian banks under the Capital Adequacy Requirements (CAR) guideline are 7%, 8.5%, and 10.5%, respectively.

The following table summarizes the Bank’s regulatory capital positions as at July 31, 2015, and October 31, 2014.

Regulatory Capital Position
(millions of Canadian dollars, except as noted)	As at
	July 31	October 31
	2015	2014[1]
Common Equity Tier 1 Capital	$37,161	$30,965
Common Equity Tier 1 Capital ratio[2]	10.1%	9.4%
Tier 1 Capital	$42,648	$35,999
Tier 1 Capital ratio[2,3]	11.5%	10.9%
Total Capital[4]	$51,738	$44,255
Total Capital ratio[2,5]	13.9%	13.4%
Leverage ratio[6]	3.7	n/a7
Assets-to-capital multiple[8]	n/a7	19.1
1	The amounts have not been adjusted to reflect the impact of the 2015 IFRS Standards and Amendments.
2	The final CAR guideline postponed the Credit Valuation Adjustment (CVA) capital charge until January 1, 2014, and is being phased in until the first quarter of 2019. Effective the third quarter of 2014, each capital ratio has its own risk-weighted assets (RWA) measure due to the OSFI prescribed scalar for inclusion of the CVA. For the third and fourth quarter of 2014, the scalars for inclusion of CVA for CET1, Tier 1, and Total Capital RWA are 57%, 65%, and 77% respectively. For fiscal 2015, the scalars are 64%, 71%, and 77% respectively.
3	Tier 1 Capital ratio is calculated as Tier 1 Capital divided by Tier 1 Capital RWA.
4	Total Capital includes CET1, Tier 1, and Tier 2 Capital.
5	Total Capital ratio is calculated as Total Capital divided by Total Capital RWA.
6	The leverage ratio is calculated as Tier 1 Capital divided by leverage exposure, as defined.
7	Not applicable.
8	The ACM is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees, less investments in associated corporations, goodwill, and net intangibles, divided by Total Capital.

NOTE 23: RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the “Managing Risk” section of the MD&A relating to market and liquidity risks are an integral part of the Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 97

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Transfer Agent:

CST Trust Company
P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

inquiries@canstockta.com or www.canstockta.com

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar

Computershare
P.O. Box 30170

College Station, TX 77842-3170

or

Computershare

211 Quality Circle, Suite 210

College Station, TX 77845

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610
www.computershare.com

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

General Information

Contact Corporate & Public Affairs: 416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week: 1-866-567-8888

French: 1-866-233-2323

Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired (TTY): 1-800-361-1180

Website: http://www.td.com

Email: customer.service@td.com

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on August 27, 2015. The call will be audio webcast live through TD's website at 3 p.m. ET. The call and audio webcast will feature presentations by TD executives on the Bank's financial results for the third quarter, discussions of related disclosures, and will be followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor/qr_2015.jsp on August 27, 2015, by approximately 12 p.m. ET. A listen-only telephone line is available at 416-204-9269 or 1-800-499-4035 (toll free).

The audio webcast and presentations will be archived at www.td.com/investor/qr_2015.jsp. Replay of the teleconference will be available from 6 p.m. ET on August 27, 2015, until 6 p.m. ET on September 30, 2015, by calling 647-436-0148 or 1-888-203-1112 (toll free). The passcode is 9859717.

Annual Meeting

Thursday, March 31, 2016

Fairmont The Queen Elizabeth

Montréal, Québec

TD BANK GROUP • THIRD QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 98